Form 20-F
period 2024-12-31
Mega Matrix Inc
filed 2025-03-28
CIK 1953021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-42370

MEGA MATRIX INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(650) 340-1888

(Address of Principal Executive Offices)

Yucheng Hu

Telephone: (650) 340-1888

Email: yucheng.hu@megamatrix.io

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Class A Ordinary Shares, par value $0.001 per share	MPU	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 34,536,384  Class A Ordinary Shares were outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Ac. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☒

i

INTRODUCTION

On October 8, 2024, Mega Matrix Inc. (“MPU Cayman”), Mega Matrix Corp., a Delaware corporation (“MPU DE”), and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (“Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024 (“Redomicile Merger”).

After the Redomicile Merger, MPU DE, together with its subsidiaries, owns and continues to its business in substantially the same manner as it was being conducted. MPU Cayman is managed by the same board of directors and executive officers that manage MPU DE prior to the Redomicile Merger, with the directors to serve until such time as they are removed from office by ordinary resolution of the shareholders or by a resolution of the board of directors.

Pursuant to the Redomicile Merger and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.”

Unless otherwise indicated, the terms “MPU Cayman,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Mega Matrix Inc. together with its consolidated subsidiaries as a consolidated entity.

Unless otherwise stated in this Form 20-F, and except where the context otherwise requires and for the purposes of this report only:

●	“Company,” “we,” “MPU Cayman,” “us,” and “our” refer to the combined business of Mega Matrix Inc., formerly known as Marsprotocol Inc., an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries, except where expressly noted otherwise or the context otherwise requires;

●	“Class A Shares” means Class A Ordinary Shares of MPU Cayman with a par value of $0.001 and entitled to one (1) vote per share;

●	“Class B Shares” means Class B Ordinary Shares of MPU Cayman with a par value of $0.001 and entitled to fifty (50) votes per share;

●	“Digital Asset” refers to any computer-generated math-based and/or cryptographic protocol that may, among other things, be used to buy and sell goods or pay for services. Cryptocurrency represent one type of digital asset;

●	“Exchange Act” refers the Securities Exchange Act of 1934, as amended;

●	“FunVerse” refers to the MPU DE’s wholly-owned subsidiary FunVerse Holding Limited, a company incorporated under the laws of British Virgin Islands company;

●	“MPU DE” refers to Mega Matrix Corp., a Delaware corporation and wholly-owned subsidiary of MPU Cayman after the Redomicile Merger;

●	“MPU Merger Sub” refers to MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman before the Redomicile Merger;

●	“MTP” refers to the MPU DE’s wholly-owned subsidiary Marsprotocol Technologies Pte. Ltd., a Singapore exempt private company limited by shares;

●	“Ordinary Shares” means Class A Shares and Class B Shares;

●	“Redomicile Merger” means the redomicile merger consummated on October 8, 2024, pursuant to which MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly owned subsidiary of MPU Cayman. The merger was conducted in accordance with the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024, which was approved by MPU DE stockholders on September 25, 2024.

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“SDP” refers to the MPU DE’s wholly-owned subsidiary Saving Digital Pte. Ltd., a Singapore exempt private company limited by shares;

●	“StaaS” refers to staking as a service; and

●	“Yuder” refers to FunVerse’s wholly-owned subsidiary, Yuder Ptd, Ltd., a Company incorporated under the laws of Singapore.

In this report, discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This report and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	future operating or financial results;

●	future payments of dividends, if any, and the availability of cash for payment of dividends, if any;

●	future acquisitions, business strategy and expected capital spending;

●	assumptions regarding interest rates and inflation;

●	ability to attract and retain senior management and other key employees;

●	ability to manage our growth;

●	fluctuations in general economic and business conditions;

●	financial condition and liquidity, including our ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

●	estimated future capital expenditures needed to preserve our capital base;

●	the ability to meet the Nasdaq continuing listing standards, and the potential delisting of our securities from Nasdaq;

●	potential changes in the legislative and regulatory environments;

●	a lower return on investment; and

●	potential volatility in the market price of our securities.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described under “Risk Factors” may not be exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

You should carefully read the “Risk Factors” beginning on page 1 of this annual report for a discussion of information that should be considered before making a decision to purchase our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings.

IMPLICATIONS OF BEING AN “EMERGING GROWTH COMPANY”

AND A “FOREIGN PRIVATE ISSUER”

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an “emerging growth company,” we may take advantage of certain exemptions from specified disclosure and other requirements that are otherwise generally applicable to public companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We are also considered a “foreign private issuer” within the meaning of the rules under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

v

Risk Relating to Our Business

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We will need to raise additional capital or financing to continue to execute and expand our business.

●	Expansion of the Company’s operations into new products, services and technologies, including content categories, is inherently risky and may subject it to additional business, legal, financial and competitive risks.

●	If our efforts to attract and retain users are not successful, our business will be adversely affected.

●	If we do not continuously provide value to our users, including making improvements to our service in a manner that is favorably received by them, our revenue, results of operations and business will be adversely affected.

●	If we fail to grow and maintain our active user base, our business, financial condition and operating results may be materially and adversely affected.

●	Our advertising offering is new and subject to various risks and uncertainties, which may adversely affect our business.

●	We rely on our business collaborations with third parties, including major digital distribution platforms and mobile device manufacturers, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

●	We may be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.

●	We have international operations and plan to continue expanding our operations globally. We may face challenges and risks presented by our growing global operations, which may have a material and adverse impact on our business and operating results.

●	Our product development and monetization strategies are highly dependent on our technology capabilities and infrastructure. If the amount of user data generated on our products declines, or if we fail to enhance or upgrade our technologies at a competitive pace, the effectiveness of our business model may be harmed and our operating results may be materially and severely affected.

●	If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

●	We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.

●	We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.

●	Yuder, as a Singapore-based company, is subject to laws and regulations of Singapore and each jurisdiction where our services are offered. Our operations require us to apply for specific licenses with Singapore authorities.

●	Our efforts to secure necessary licenses and comply with regulatory standards are facing challenges, including the possibility that licenses may not be granted, or could be revoked or not renewed by regulatory authorities.

●	Information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

●	Our compliance with regulatory requirements demands significant operational and financial resources.

●	We face challenges in continuously monitoring and adapting to the varied regulatory environments across the various jurisdictions where we operate.

●	We may encounter restrictions or outright bans in certain jurisdictions if we fail to comply with local regulations or content standards.

Risks Related to our Company and our Securities

We are also subject to risks and uncertainties related to our company and securities, including, but not limited to, the following:

●	The ownership of our stock is highly concentrated in our chairman, and we have one controlling stockholder.

●	We have a limited operating history in new short video drama business, so there is a limited track record on which to judge our business prospects and management.

●	User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

●	We will need to raise additional capital or financing to continue to execute and expand our business.

●	Our business depends on the continuing efforts of our management. If it loses their services, our business may be severely disrupted.

●	We may not be able to prevent or timely detect cyber security breaches and may be subject to data, security and/or system breaches which could adversely affect our business operations and financial conditions.

●	We do not maintain commercial insurance to cover loss of digital assets.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	We are subject to various laws relating to foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

●	As of December 31, 2024, our internal control over financial reporting was ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our Class A Ordinary Shares may decline, and we may be subject to increased risks and liabilities.

●	Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

●	The trading prices of our Class A Ordinary Shares could be volatile, which could result in substantial losses to our shareholders and investors.

●	If our Class A Ordinary Shares becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

●	An active trading market for our Class A Ordinary Shares may not develop, and you may not be able to easily sell your Class A Ordinary Shares.

●	If we do not continue to satisfy the NYSE American continued listing requirements, our Class A Ordinary Shares could be delisted.

●	Sales of a significant number of our share in the public market, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares.

●	We cannot predict the impact our multi-class share structure may have on the stock price of our Class A Ordinary Shares.

●	Cayman Islands economic substance requirements may have an effect on our business and operations.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors of our Class A Ordinary Shares.

The foregoing risks are discussed more fully under “Item 3. Key Information—D. Risk Factors” beginning on page 1 of this annual report.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

You should consider carefully all of the following risk factors and all the other information contained in this report, including the financial statements. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to us and our business.

Risks Related to our Business

We will need to raise additional capital or financing to continue to execute and expand our business.

We will need to raise additional capital to support our new operations and execute on our business plan by issuing equity or convertible debt securities. In the event we are required to obtain additional funds, there is no guarantee that additional funds will be available on a timely basis or on acceptable terms. To the extent that we raise additional funds by issuing equity or convertible debt securities, our stockholders may experience additional dilution and such financing may involve restrictive covenants. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities that will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, and the fact that we have not been profitable, which could impact the availability and cost of future financings. If such funds are not available when required, management will be required to curtail investments in additional sales and marketing and product development, which may have a material adverse effect on future cash flows and results of operations.

Expansion of the Company’s operations into new products, services and technologies, including content categories, is inherently risky and may subject it to additional business, legal, financial and competitive risks.

 Historically, the Company’s operations have been focused on third-party management service contracts for aircraft operations, NFT gaming, StaaS and solo-staking, which operations have ceased. Expansion of the Company’s operations and its marketplace into additional products and services, such as short video drama involve numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spending to achieve customer awareness of these new products and services. Growth into additional content, product, and service areas may require changes to the Company’s existing business model and cost structure and modifications to its infrastructure and may expose the Company to new regulatory and legal risks, any of which may require expertise in areas where the Company has little or no experience. There is no guarantee that the Company will be able to generate sufficient revenue from sales of such products and services to offset the costs of developing, acquiring, managing and monetizing such products and services and the Company’s business may be adversely affected.

If our efforts to attract and retain users are not successful, our business will be adversely affected.

Our future revenue will mainly be derived from subscriber-based fees and advertising. We must continually add active users to convert them to fee-based subscribers or to the users who watch ads to view short dramas for free, thereby increasing advertising revenue. or The video streaming business is new to us and our ability to penetration and growth our user base have fluctuated and vary across the jurisdictions where we provide our service. Our ability to attract and retain users and convert them to fee-based subscribers will depend in part on our ability to consistently provide our users in countries around the globe with compelling content choices that keep our users engaged with our service, effectively drive conversation around our content and service, as well as provide a quality experience for choosing and enjoying our short video dramas. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain users. Competitors include other entertainment video providers, such as linear television, and streaming entertainment providers (including those that provide pirated content), video gaming providers, as well as user-generated content, and more broadly other sources of entertainment that our users could choose in their moments of free time.

Our users and fee-based subscribers may cancel our service for many reasons, including a perception that they do not use the service sufficiently, that they need to cut household expenses, dissatisfaction with content, a preference for competitive services and customer service issues that they believe are not satisfactorily resolved. Fee-based subscribers growth is also impacted by adverse macroeconomic conditions, including inflation, may also adversely impact our ability to attract and retain users and fee-based subscribers. If we do not grow as expected or be able to increase our fee-based subscriber revenue, including by adjusting subscription pricing, liquidity and results of operations may be adversely impacted. If we are unable to successfully compete with current and new competitors in providing compelling content, retaining our existing users and attracting new users, our business will be adversely affected.

If we do not continuously provide value to our users, including making improvements to our service in a manner that is favorably received by them, our revenue, results of operations and business will be adversely affected.

If consumers do not perceive our service offering to be of value, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain users and fee-based subscribers, and accordingly, our revenue, including revenue per paying subscribers, and results of operations may be adversely affected. The video streaming business and the production of short video dramas is new to us. If our efforts to develop and offer short video dramas are not valued by our current and future users and fee-paying subscribers, our ability to attract and retain users and fee-paying subscribers may be negatively impacted. We may also seek to extend our business into new products and services to help drive growth. For example, we are expanding our offering of consumer products and live experiences. To the extent we cannot successfully find and develop new products and services to help drive growth, our future results of operations and growth may be adversely impacted.

We may, from time to time, have to adjust our subscription pricing, or our pricing model itself. Any adjustments we make may not be well-received by our users and could negatively impact our ability to attract and retain users and fee-paying subscribers, revenue per fee-paying subscribers, revenue and our results of operations. If our efforts to satisfy our existing users or adjustments to our service are not successful, we may not be able to attract or retain users and fee-paying subscribers, and as a result, our ability to grow our business will be adversely affected.

 If we fail to grow and maintain our active user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products is critical to our success. We are a new business and focused on attracting and maintaining an active user base. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. In addition, we may fail to maintain or increase our user base or our users’ engagement if, among other things:

●	we fail to innovate or develop new products and services that provide relevant content and satisfactory experience to, or are favorably received by, our users;

●	we fail to produce new dramas that are attractive to our users;

●	we fail to respond to or adopt evolving technologies for product development on a timely and cost-effective basis;

●	we fail to successfully market and monetize our existing and new mobile applications throughout their life cycles;

●	we fail to develop products that are compatible with existing or new mobile devices, mobile operating systems or their respective upgrades;

●	we fail to maintain or improve our technology infrastructure and security measures designed to protect our users’ personal privacy and cyber security;

●	we lose users to competing products and services or due to concerns related to personal privacy and cyber security or other reasons;

●	we fail to successfully implement our strategies related to the continued expansion of our global user base; or

●	we are required by existing or new laws, regulations or government policies to implement changes to our products or services that are adverse to our business.

If we are unable to maintain or increase our user base, our advertising services may become less attractive to our advertising customers, which may have a material and adverse impact on our business, financial condition and operating results.

Our advertising offering is new and subject to various risks and uncertainties, which may adversely affect our business.

We have limited experience and operating history offering advertising on our video streaming service, and our advertising revenue may not grow as we expect. Advertisers purchase advertising services either directly from us or through third-party advertising exchanges and advertising agencies. Our advertising customers, including advertisers and advertising exchanges and agencies, typically do not have long-term contractual arrangements with us. They may be dissatisfied with our advertising services or perceive our advertising services as ineffective. Potential new customers may view our advertising services as unproven, and we may need to devote additional time and resources to convince them. In addition, new advertising formats emerge from time to time and customer preferences can change. We may not be able to adapt our products and services to future advertising formats or changing customer preferences on a timely and cost-effective basis, and any such adaption failure could materially and adversely affect our financial conditions, results of operations and prospects.

We compete for advertising customers not only with other providers of digital advertising spaces, but also with other types of platforms and advertising service providers such as newspapers, magazines, billboards, television and radio stations. Some of our competitors have access to considerably greater financial and other resources for expanding their product offerings and present considerable challenges to gaining and maintaining additional market share.

If we fail to deliver advertising services in an effective manner, or if our advertising customers believe that placing advertisements on our platform and in our short dramas do not generate a competitive return when compared to placing advertisements through our competitors’ products, they may not continue to do business with us or they may only be willing to advertise with us at reduced prices. If our existing advertising customers reduce or discontinue their advertising spending with us, or if we fail to attract new advertising customers, our business, financial condition and results of operations could be materially and adversely affected.

We rely on our business collaborations with third parties, including major digital distribution platforms and mobile device manufacturers, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

We collaborate with various business partners to promote our products and enlarge our user base. We use third-party digital distribution platforms such as Apple App Store and Google Play to distribute our mobile applications to users. We also advertise on third-party platforms, such as Facebook and TikTok to acquire users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. In addition, our applications may be suspended by or removed from such platforms as a result of allegations or claims by third parties regardless of their merits. If we are unable to maintain good relationships with our business partners or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease. Most of the agreements with our business partners, including mobile device manufacturers and digital distribution platforms, do not prohibit them from working with our competitors or from offering competing services. If our partner distribution platforms change their standard terms and conditions in a manner that is detrimental to our business, or if our business partners decide not to continue working with us or choose to devote more resources to supporting our competitors or their own competing products, we may not be able to find a substitute on commercially favorable terms, or at all, and our competitive advantages may be diminished.

We may be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.

We use third-party digital distribution platforms such as Apple App Store and Google Play to distribute our mobile applications to users. In the ordinary course of our business, we and the digital distribution platforms may from time to time receive, notices or complaints from third parties alleging that certain of our contents infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations. Upon receipt of such notices or complaints, those digital distribution platforms may suspend or remove such products from such platforms. The processes for appealing such suspensions and removals with those platforms could be time-consuming, and we cannot guarantee that our appeals will always prevail or that any such suspended or removed application will be made available again. Such suspensions and removals of our products could lead to a decrease of our user base and, if they occur frequently and/or in a large scale, could significantly adversely affect our reputation, business operation and financial performance. In addition, these digital distribution platforms and third-party platforms may also receive, from time to time, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable policies, rules and regulations, consequently those digital distribution platforms may suspend or remove such products from their platforms and those third-party platforms may terminate their collaboration with us.

We have international operations and plan to continue expanding our operations globally. We may face challenges and risks presented by our growing global operations, which may have a material and adverse impact on our business and operating results.

Yuder is headquartered in Singapore and provide its products and services to a global user base. We intend to continue the international expansion of our business operations and grow our user base globally. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both developed and emerging markets. Our continued international operations and global expansion may expose us to a number of challenges and risks, including:

●	challenges in developing successful products and localized adaptions, and implementing effective marketing strategies that respectively target mobile internet users and advertising customers from various countries and with a diverse range of preferences and demands;

●	difficulties in managing and overseeing global operations and in affording increased costs associated with doing business in multiple international locations;

●	local competitions;

●	difficulties in integrating and managing potential foreign acquisitions or investments;

●	compliance with applicable laws and regulations in various countries worldwide, including, but not limited to, internet content requirements, cyber security and data privacy requirements, intellectual property protection rules, exchange controls, and cash repatriation restrictions;

●	fluctuations in currency exchange rates;

●	political, social or economic instability in markets or regions in which we operate; and

●	compliance with statutory equity requirements and management of tax consequences.

Our business, financial condition and results of operations may be materially and adversely affected by these challenges and risks associated with our global operations.

Our product development and monetization strategies are highly dependent on our technology capabilities and infrastructure. If the amount of user data generated on our products declines, or if we fail to enhance or upgrade our technologies at a competitive pace, the effectiveness of our business model may be harmed and our operating results may be materially and severely affected.

We depend on our technological capabilities and infrastructure to analyze our users’ preferences and needs and to generate valuable user insights. Active users of our products generate a large amount of data across our applications and in a variety of use cases on a daily basis. The data generated by our users lays the foundation for us to build our user profiles. By analyzing such user data with our big data analytics and other relevant technologies, we aim to understand our users’ interests and needs for content in order to develop products that deliver relevant content catering to their interests and needs. Therefore, the effectiveness of our product development and monetization strategies is dependent on our ability to obtain and process data and to refine the algorithms used in processing such data. If we fail to maintain and expand the user base of our products to continually generate large amounts of user data, or if we fail to keep up with the rapid development and upgrade of big data analytics and other relevant technologies on a timely and cost-effective basis, we may not be able to effectively grow and monetize our products, and our business and operating results may be materially and adversely affected.

If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. FlexTV APP was launched in 2023 and over 560 short dramas have been released since October 2023. We intend to continue to produce new short dramas and other contents and services to enlarge our active user base. Our ability to roll out new short video dramas and services depends on a number of factors, including engaging new talents, high-quality contents, as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease, which in turn may impact our fee-based subscription and our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditure involved in such development. Our quarterly results may also experience significant fluctuations as we continue to invest in the development of new products and services.

In addition, as a result of rapidly evolving user preferences, our existing mobile applications may reach the end of their lifecycles prematurely. There can be no assurance that we will be able to correctly predict the lifecycles of our new mobile applications, our estimates regarding the lifecycles of our existing mobile applications may turn out to be incorrect, and our business, financial condition and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.

We may display third-party content, such as videos, pictures, books, articles and other works, on our mobile applications without the explicit consent from such third party, and we may further explore market opportunities in the content-related business. Our users may misuse our products to disseminate content that contains inappropriate, fraudulent or illegal information or that infringes the intellectual property rights of third parties. We have implemented control measures and procedures to detect and block inappropriate, fraudulent or illegal content uploaded to or disseminated through our products, particularly those that violate our user agreements or applicable laws and regulations. However, such procedures may not be sufficient to block all such content due to the large volume of third-party content. Despite the procedures and measures we have taken, if the content displayed on our products are found to be fraudulent, illegal or inappropriate, we may suffer a loss of users and damage to our reputation. In response to any allegations of fraudulent, illegal or inappropriate activities conducted through our mobile applications or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue certain features and services provided by our mobile applications or to temporarily or permanently disable such mobile applications. If any of such events occurs, our reputation and business may suffer and our operating results may be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in countries with less developed regulatory regimes or inconsistent and unreliable enforcement mechanisms. Sometimes laws and regulations are subject to interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. In addition, our contractual agreements may be breached by our counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China and other jurisdictions in which we operate. Detecting and preventing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce or protect our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation.

We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.

The success of our business relies on the quality of our products, which in turn depends on the underlying software and related technology, such as big data analytics. The protection of such software and related technologies primarily relies on intellectual property rights including patents and trade secrets. Meanwhile, for the purpose of our business expansion, we may from time to time display third-party content, such as videos, pictures, books, articles and other works, on our mobile applications without acquiring the explicit consent from such third party. Third parties, including our competitors, may assert claims against us for alleged infringements of their patents, copyrights, trademarks, trade secrets and internet content.

Intellectual property claims against us, whether meritorious or not, are time consuming and costly to resolve, could divert management attention away from our daily business, could require changes of the way we do business or develop our products, could require us to enter into costly royalty or licensing agreements or to make substantial payments to settle claims or satisfy judgments, and could require us to cease conducting certain operations or offering certain products in certain areas or generally. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. While we believe that our products do not infringe in any material respect upon any intellectual property rights of third parties, we cannot be certain that this is the case.

In addition, in any potential dispute involving our patents or other intellectual property, our advertising customers and business partners could also become the target of litigation. We have certain contractual obligations to indemnify our advertising customers and the mobile device manufacturers that pre-install our products on their devices for liability that they may incur based on third-party claims of intellectual property infringement for the use of our products or technology. Many of our collaboration contracts with mobile device manufacturers provide for a cap on our indemnity obligations. In addition, in the event of any such claims, our advertising customers or business partners may decide not to use our products in the future, which could harm our financial condition and operating results.

Finally, we may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, there can be no assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop for us.

Yuder, as a Singapore-based company, is subject to laws and regulations of Singapore and each jurisdiction where our services are offered. Our operations require us to apply for specific licenses with Singapore authorities.

Yuder’s operations as a Singapore-based company are subject to the regulatory environments of Singapore and each jurisdiction where our services are available. In Singapore, Yuder is actively assessing the need for specific licenses such as an Over-the-Top (OTT) Niche Television Service License and, for age-restricted content, a Film Exhibition License. Moreover, we may need to comply with the Content Code for OTT, Video on Demand, and Niche Services in Singapore to ensure our content aligns with public interest and decency standards. Additionally, as our service is accessible over the internet to users worldwide, we are subject to a wide array of international laws and regulations, which vary significantly across different jurisdictions.

Our efforts to secure necessary licenses and comply with regulatory standards are facing challenges, including the possibility that licenses may not be granted, or could be revoked or not renewed by regulatory authorities.

The complexity of obtaining necessary licenses and maintaining compliance with regulatory standards presents a risk that licenses may not be granted or could be revoked or not renewed by regulatory authorities. This includes both the specific licenses required for operations in Singapore and potentially different or additional licenses needed in other countries. Such outcomes could prevent us from offering certain services or content, thus significantly impacting our operations and financial condition.

Information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

We receive, process, store and use personal information and other customer data. There are numerous federal, state and local laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other data. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us which could have an adverse impact on our business. The costs of compliance with these types of laws may increase in the future as a result of changes in interpretation or changes in law. Any failure on our part to comply with these types of laws may subject us to significant liabilities.

Third parties we work with may violate applicable laws or our policies, and such violations may also put our customers’ information at risk and could in turn have an adverse impact on our business. We will also be subject to payment card association rules and obligations under each association’s contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for the associated expense and penalties. If we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs.

Security breaches, computer malware and computer hacking attacks have become more prevalent. Any security breach caused by hacking which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure to the satisfaction of our players may harm our reputation and our ability to retain existing players and attract new players.

Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Our compliance with regulatory requirements demands significant operational and financial resources.

Compliance with regulatory requirements in Singapore and internationally may require significant operational and financial resources. This includes the potential need to furnish security deposits, adhere to content classification requirements, and ensure ongoing compliance with varied regulatory standards across jurisdictions. The financial burden and operational constraints imposed by these regulatory requirements could negatively affect our profitability and operational efficiency.

We face challenges in continuously monitoring and adapting to the varied regulatory environments across the various jurisdictions where we operate.

Navigating the regulatory landscapes of multiple jurisdictions increases the risk of inadvertent non-compliance due to the dynamic nature of laws and regulations governing online streaming services. Continuous adjustments to our operational practices and content offerings may be necessary, requiring substantial resources and potentially leading to penalties, restrictions, or the cessation of our services in certain territories.

We may encounter restrictions or outright bans in certain jurisdictions if we fail to comply with local regulations or content standards.

Given the global accessibility of our service, there is a risk that certain jurisdictions may impose restrictions or outright bans on our operations due to non-compliance with local regulations or content standards. Such actions could limit our market presence and negatively impact our growth prospects and profitability.

Risks Related to our Company and our Securities

The ownership of our stock is highly concentrated in our chairman, and we have one controlling stockholder.

As of the date of this report, our issued and outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote and each Class B Ordinary Share will be entitled to 50 votes. Each Class B Ordinary Share is convertible into one class A Ordinary Share at any time by the holder thereof. See “Description of Share Capital.”

As of March 19, 2025, our chairperson, chief executive officer and president, Mr. Yuchen Hu, holds 30,000 Class A Ordinary Shares and 5,933,700 Class B Ordinary Shares, representing a combined 89.52% voting power, which provides Mr. Hu with control over a majority of the combined voting power of all our Class A Ordinary Shares and Class B Ordinary Shares, and therefore will be able to control all matters submitted to our stockholders for approval until a significant portion of such outstanding Class B Ordinary Shares he holds are converted into Class A Ordinary Shares. See Exhibit 2.5 to this Annual Report on Form 20-F for more information.. As a result of his ownership, Mr. Yu is able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

In addition to the dilutive effect on the voting power and value of our Class A Ordinary Shares, the foregoing structure of our capital stock may render our Class A Ordinary Shares ineligible for inclusion in certain securities market indices, and thus adversely affect the price and liquidity of, and public sentiment regarding, our Class A Ordinary Shares or other securities.

The existence of, and voting rights associated with, our Class B Ordinary Shares, either alone or in conjunction with certain of the other provisions of our memorandum and articles of association, could also have the effect of delaying, deterring or preventing a change in our control or make the removal of our management more difficult.

We have a limited operating history in new short video drama business, so there is a limited track record on which to judge our business prospects and management.

We are currently focusing on short video streaming platform or producing short video dramas which is very different from our prior staking business, NFT gaming, and aircraft leasing business. As such, our historical financial results should not be considered indicative of our future performance. In addition, we have a limited operating history in providing short video streaming platform or producing short video dramas upon which to base an evaluation of our business and prospects. You must consider the risks and difficulties we face as a small operating company with limited operating history.

User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We intend to regularly review our metrics, including the number of our active users, paying users, and other measures to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our FlexTV platform is used across large populations globally. Our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. In addition, from time to time, we may implement new methodologies for calculating these metrics, which may result in the metrics changing or decreasing from prior periods or not being comparable to prior periods. If our metrics provide us with incorrect or incomplete information about our users and their behavior, we may make inaccurate conclusions about our business which could harm our business, revenue and financial results.

We will need to raise additional capital or financing to continue to execute and expand our business.

We will need to raise additional capital to support our new operations and execute on our business plan by issuing equity or convertible debt securities. In the event we are required to obtain additional funds, there is no guarantee that additional funds will be available on a timely basis or on acceptable terms. To the extent that we raise additional funds by issuing equity or convertible debt securities, our shareholders may experience additional dilution and such financing may involve restrictive covenants. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities that will have additional dilutive effects. We cannot assure that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. Further, we may incur substantial costs in pursuing future capital and/or financing. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, and the fact that we have not been profitable, which could impact the availability and cost of future financings. If such funds are not available when required, management will be required to curtail investments in additional sales and marketing and product development, which may have a material adverse effect on future cash flows and results of operations.

Our business depends on the continuing efforts of our management. If it loses their services, our business may be severely disrupted.

Our business operations depend on the efforts of our new management, particularly the executive officers named in this document. If one or more of our management were unable or unwilling to continue their employment with us, it might not be able for us to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. As a result, our business may be negatively affected due to the loss of one or more members of our management.

We may not be able to prevent or timely detect cyber security breaches and may be subject to data, security and/or system breaches which could adversely affect our business operations and financial conditions.

We rely on information technology networks and systems, including the use of third-party communications systems over the Internet, to process, transmit and store electronic information, and to manage or support our business activities. These information technology networks and systems may be subject to security breaches, hacking, phishing, or spoofing attempts by others to gain unauthorized access to our business information and financial accounts. A cyberattack, unauthorized intrusion, or theft of personal, financial or sensitive business information could have a material adverse effect of on our business operations or our clients’ information, and could harm our operations, reputation and financial situation. In addition, due to an increase in the types of cyberattacks, our employees could be victim to such scams designed to trick victims into transferring sensitive company data or funds, that could compromise and/or disrupt our business operations.

MPU DE was a victim of a business email compromise scam (BEC) in December 2021. BEC scams involve using social engineering to cause employees to wire funds to the perpetrators in the mistaken belief that the requests were made by a company executive or established vendor. As a result of the BEC scam, we have enhanced BEC awareness within our organization, established additional controls to help detect BEC scams when they occur, and require additional confirmations for large money transactions. In addition, we seek to detect and investigate all cybersecurity incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude, duration, and effects. While we take every effort to train our employees to be cognizant of these types of attacks and to take appropriate precautions, and have taken actions and implemented controls to protect our systems and information, the level of technological sophistication being used by attackers has increased in recent years, and may be insufficient to protect our systems or information. Any successful cyberattack against us could lead to the loss of significant company funds or result in in potential liability, including litigation or other legal actions against us, or the imposition of penalties, which could cause us to incur significant remedial costs. Further, we cannot ensure that our efforts and measures taken will be sufficient to prevent or mitigate any damage caused by a cybersecurity incident, and our networks and systems may be vulnerable to security breaches, hacking, phishing, spoofing, BEC, employee error or manipulation, or other adverse events.

Due to the evolving nature and increased sophistication of these cybersecurity threats, the potential impact of any future incident cannot be predicted with certainty; however, any such incidents could have a material adverse effect on our results of operations and financial condition, especially if we fail to maintain sufficient insurance coverage to cover liabilities incurred or are unable to recover any funds lost in data, security and/or system breaches, and could result in a material adverse effect on our business and results of operations.

We do not maintain commercial insurance to cover loss of digital assets.

We do not carry any insurance that covers the loss of our digital assets held by our custodian and its affiliates. As such, we may not be able to recover any funds lost in data, security and/or system breaches.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

As a foreign private issuer, we rely on certain provision under NYSE American Company Guide that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE American.

We currently rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. In the future, we may elect to follow other home country practices with regard to certain matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE American corporate governance requirements.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We are subject to various laws relating to foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

We are subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third-party partners, representatives or agents who are not our employees, potentially exposing us to greater risk from their actions. If our employees or agents fail to comply with applicable laws or company policies governing our international operations, we may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination that we have violated any anti-corruption laws could have a material adverse impact on our business.

Violations of these laws and regulations could result in significant fines, criminal sanctions against us, our officers or our employees. Additionally, any such violations could materially damage our reputation, brand, international expansion efforts, ability to attract and retain employees and our business, prospects, operating results and financial condition.

Historically, we have dealt with significant amounts of cash in our operations, which have subjected us to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by us could have a material adverse impact on our business.

As of December 31, 2024, our internal control over financial reporting was ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our Class A Ordinary Shares may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. We previously identified a material weakness in our internal control over financial reporting relating to our tax review control for complex transactions. We are in the process of enhancing our tax review control related to unusual transactions that we may encounter, but that control has not operated for a sufficient time to determine if the control was effective as of December 31, 2024. If we cannot effectively maintain our controls and procedures, we could suffer material misstatements in our financial statements and other information we report which would likely cause investors to lose confidence. This lack of confidence could lead to a decline in the trading price of our Class A Ordinary Shares.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls and may require us to have such system audited by an independent registered public accounting firm. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or shareholder litigation. Any inability to provide reliable financial reports could harm our business. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

The trading prices of our Class A Ordinary Shares could be volatile, which could result in substantial losses to our shareholders and investors.

The trading prices of our Class A Ordinary Shares could be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility including, in some cases, substantial price declines in the trading prices of their securities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations including the following:

●	variations in our revenue, earnings and cash flow;

●	announcements of new product and service offerings, investments, acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

●	changes in the performance or market valuation of our company or our competitors;

●	changes in financial estimates by securities analysts;

●	changes in the number of our users and customers;

●	fluctuations in our operating metrics;

●	failures on our part to realize monetization opportunities as expected;

●	additions or departures of our key management and personnel;

●	detrimental negative publicity about us, our competitors or our industry;

●	market conditions or regulatory developments affecting us or our industry; and

●	potential litigations or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and the price at which our Class A Ordinary Shares will trade. In the past, shareholders of a public company often brought securities class action suits against the listed company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If our Class A Ordinary Shares becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,001 or less and our Class A Ordinary Shares has a market price per share of less than $5.00, transactions in our Class A Ordinary Shares may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

●	make a special written suitability determination for the purchaser;

●	receive the purchaser’s written agreement to the transaction prior to sale;

●	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

●	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our Class A Ordinary Shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our Class A Ordinary Shares may be depressed, and you may find it more difficult to sell our Class A Ordinary Shares.

An active trading market for our Class A Ordinary Shares may not develop, and you may not be able to easily sell your Class A Ordinary Shares.

An active trading market for shares of our Class A Ordinary Shares following our emergence from bankruptcy may never develop or be sustained. If an active trading market does not develop, you may have difficulty selling your shares of Class A Ordinary Shares or at all. An inactive market may also impair our ability to raise capital by selling our Class A Ordinary Shares, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies by using our Class A Ordinary Shares as consideration.

If we do not continue to satisfy the NYSE American continued listing requirements, our Class A Ordinary Shares could be delisted.

The listing of our Class A Ordinary Shares on NYSE American is contingent on our compliance with the NYSE American’s conditions for continued listing.

Should we fail to meet the NYSE American’s continuing listing requirements, we may be subject to delisting by the NYSE America. In the event our Class A Ordinary Shares are no longer listed for trading on the NYSE American, our trading volume and share price may decrease and we may experience difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from the NYSE American could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for us to raise capital and sell securities.

Sales of a significant number of our share in the public market, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares.

On February 4, 2025, our registration for the sale of up to 1,397,727 Class A Ordinary Shares in the public market for resale by selling shareholders was declared effective. The sales of those shares of in the public market could depress the market price of our Class A Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of shares would have on the market price of our securities.

We cannot predict the impact our multi-class share structure may have on the stock price of our Class A Ordinary Shares.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have policies that restrict or prohibit the inclusion of companies with multiple-class share structures in certain of their indices, including the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. However, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our multi-class capital structure will make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. These policies may depress the valuations of publicly traded companies that are excluded from the indices compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of our Class A Ordinary Shares less attractive to other investors. As a result, the market price of shares of our Class A Ordinary Shares could be adversely affected.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (the “ES Act”) that came into force on January 1, 2019, a “relevant entity” conducting a “relevant activity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. There are nine designated “relevant activities” under the ES Act, and for so long as our Company is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, our Company is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors of our Class A Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which generally may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our Class A Ordinary Shares, we believe that we were not a PFIC for our taxable year ended on December 31, 2024. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of our Class A Ordinary Shares , which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our Class A Ordinary Shares price declines significantly.

In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2025 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds our Class A Ordinary Shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Established in October 11, 2022, Mega Matrix Inc. (the “Company” or “MPU Cayman”) is an exempted company limited by shares, incorporated in the Cayman Islands and operates under Cayman Islands laws. On October 8, 2024, MPU Cayman, Mega Matrix Corp., a Delaware corporation (“MPU DE”), and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (“Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024 (“Redomicile Merger”). After the Redomicile Merger, MPU DE, together with its subsidiaries, owns and continues to its business in substantially the same manner as it was being conducted. MPU Cayman is managed by the same board of directors and executive officers that manage MPU DE prior to the Redomicile Merger, with the directors to serve until such time as they are removed from office by ordinary resolution of the shareholders or by a resolution of the board of directors.

Pursuant to the Redomicile Merger and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.”

After the Redomicile Merger, the Company wholly owns MPU DE which wholly owns FunVerse Holding Limited, a British Virgin Islands company (“FunVerse”). Funverse wholly owns Yuder Pte, Ltd., a Singapore corporation (“Yuder”). Yuder operates FlexTV, a short drama streaming platform based in Singapore that produces English, Japanese and Thai dramas that are also translated into different languages for our users that are spread across various parts of the world such as Europe, America, and Southeast Asia. In addition to creating original dramas, Yuder also acquires third party content licenses which it then translates and distributes on its FlexTV platform. To deliver diverse and international content to our users, Yuder’s production team has filmed in various parts of the world, including, but not limited to, the United States, Mexico, Australia, Thailand, and Philippines. Our principal executive office is located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948, (650) 340-1888. Our website is www.megamatrix.io. The information on our website is not incorporated by reference into this document. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, (212) 947-7200. The Company’s website, www.megamatrix.io, provides additional information but is not incorporated into this document.

There have been no public takeover offers for the Company’s shares, nor has the Company initiated any takeover offers for other entities during the last or current financial year.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Copies of our periodic reports, financial statements and other information, once filed with the SEC, can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of these documents, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website. Such information could also be found at our website, www.megamatrix.io. www. However, information contained in, or that can be accessed through our website or any other website cited in this annual report is not part of this annual report.

Recent Corporate Developments

On August 5, 2024, MPU DE closed a private placement with two accredited investors relating to the issuance and sale of (i) 340,909 shares of MPU DE’s Class A Ordinary Shares at a purchase price of $2.20 per share; (ii) pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant; (iii) Series A Class A Ordinary Shares warrants to purchase an aggregate of 681,818 shares of Class A Ordinary Shares at an exercise price of $2.20 per share; and (iv) Series B Class A Ordinary Shares warrants to purchase an aggregate of 681,818 shares of Class A Ordinary Shares at an exercise price of $2.20 per share. The Pre-Funded Warrants were exercised immediately upon issuance and expire when exercised in full at an exercise price of $0.001 per share. The Series A Class A Ordinary Shares warrants will expire twenty-four months following the issuance date and the Series B Class A Ordinary Shares warrants will expire five and one-half years following the issuance date. The aggregate gross proceeds to MPU DE from the private placement were approximately $1.5 million, before deducting placement agent commissions and estimated offering expenses.

On October 8, 2024, the Company, MPU DE, and MPU Merger Sub, Inc., effected the Redomicile Merger. As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s Class A Ordinary Shares acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman have general and unconditional authority to allot, grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide. The Directors may so deal with the unissued shares: (a) either at a premium or at par; or (b) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

As of March 19, 2025, MPU Cayman has issued approximately 34,759,611 Class A Shares and 5,933,700 Class B Shares. There are no Preferred Shares outstanding as of the date hereof.

On September 24, 2024, MPU DE set up Bona Box FZ LLC, a wholly-owned subsidiary in Abu Dhabi. Bona Box FZ LLC is aiming to produce short dramas to customers based in Arabian area.

On November 21, 2024, the Company signed a memorandum of understanding with 9Yards Cinema Production, a subsidiary of 9Yards Communications, a fully integrated marketing and media agency headquartered in Abu Dhabi, UAE, to jointly establish an investment fund focused on the development of global short drama and pan-entertainment sector.

On December 10, 2024, the Company entered into a share repurchase agreement (“Repurchase Agreement”) and a share subscription agreement (“Subscription Agreement”) with Mr. Yucheng Hu, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company effected a reclassification (“Reclassification”) through an issuance of 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”) to Mr. Hu at par value concurrent with the repurchase of 5,933,700 Class A ordinary shares, par value $0.001 (“Class A Shares”) held by Mr. Hu at par value in accordance with the Companies Act (As Revised) of the Cayman Islands and the applicable memorandum and articles of association. The repurchased Class A Shares shall be cancelled and available for future issuance, without affecting the Company’s authorized share capital. The closing of the Repurchase occurred on December 10, 2024.

On January 9, 2025, the Company entered into a Business Cooperation Agreement with PT Multimedia Nusantaraan, affiliate company of PT Telekomunikasi Selular (“Telkomsel”), a leading mobile network operator in Indonesia. Pursuant to the agreement, our FlexTV short drama content will be made available to Indonesian mobile users through bundled data packages offered via MyTelkomsel, Telkomsel’s official consumer platform. Under the agreement, we have been granted exclusive cooperation rights in the Indonesian short drama market during a four-month period commencing on October 18, 2024. The agreement also sets forth the parties’ respective obligations with respect to content distribution, revenue sharing, marketing support, and regulatory compliance.

B. Business Overview

Our business

FlexTV Operations

Through Yuder, we now operate FlexTV, a short drama streaming platform based in Singapore that produces English, Japanese and Thai dramas that are also translated into different languages for our users that are spread across various parts of the world such as Europe, America, and Southeast Asia. In addition to creating original dramas, Yuder also acquires third party content licenses which it then translates and distributes on is FlexTV platform.

Our focus is to be a leading short drama streaming platform in the global streaming video industry. FlexTV stands out as an innovative force, introducing short dramas as a unique form of storytelling, committed to leading vertical screen entertainment globally.

Short dramas aim to capture the essence of narratives within concise time frames, typically formatted vertically for optimal viewing on mobile phones, ranging from 1 (one) to 3 (three) minutes per episode. Each episode seamlessly integrates into a series, where complete storylines unfold across 40 (forty) to over 100 (one hundred) episodes. Short dramas usually offer users a virtual escape, presenting narratives that resonate with emotions, fostering a sense of connection, and serving as a wellspring of comfort or inspiration in the digital realm.

The move from conventional TV streaming to short drama streaming is a worldwide shift, offering users enhanced options and increased flexibility in their entertainment choices. We acknowledge the significant and profound impact of short video platforms on viewer behaviors, characterized by shorter attention spans, vertical screen viewing, and increased multitasking. We leverage the substantial void between the long-form dramas provided by entities like Netflix and the predominantly influencer-created short videos.

The content characteristics of short dramas determine that they can be produced in quick batches and monetized rapidly. Users are used to scrolling through videos, movie narrations and at a faster pace. The threshold for short drama production has lowered, with lower costs, shorter cycles, and higher operational efficiency. Short dramas are more attractive, more direct, faster-paced, and better suited for mobile entertainment.

We recognize the significant impact of short video platforms like Facebook Reels, Instagram Reels, YouTube Shorts, TikTok, and others on user behaviors. Our dedication to innovative short dramas stems from a deep understanding of evolving viewing habits influenced by shorter attention spans and increased multitasking.

We are steadfast in delivering innovative content that connects with diverse audiences worldwide, promoting cultural appreciation and entertainment on a global scale, and bringing joy to the lives of users worldwide. The content characteristics of short dramas determine that they can be produced in quick batches and monetized rapidly.

Our Business Model

FlexTV has already formed a mature content business model that integrates content production, distribution, and operation. Short drama content on the FlexTV platform is divided into two categories: one category consists of dramas in which we participate in the scripts creation and drama production, primarily in English, Japanese and Thai, and the other category consists of translated dramas, where we purchase the copyrights of completed high-quality short dramas from third parties and then translate them into 14 languages, including but not limited to, English, Spanish, Portuguese, Japanese, Korean, French, Arabic and Thai. As of the date hereof, FlexTV’s content library consisted of approximately 560 short dramas, spanning over 2,400 multi-language titles across 15 languages. Among these, around 90 short dramas are self-produced, with half of them originally in English.

A typical timeline for launching one short drama product is divided into three stages. The first stage is the script polishing period, which lasts approximately 15-30 days. The second stage is the filming and post-production stage, which lasts around 14-30 days. The third stage is the release stage, primarily lasting within 30-60 days.

FlexTV is strategically strengthening its script acquisition capabilities through a dual approach: developing in-house content production teams and partnering with top-tier scriptwriting studios. This ensures a steady and consistent pipeline of high-quality scripts. We have strict criteria for selecting short drama studios and their scripts. First, we integrate user research in the topic and script stages with internal original production and external procurement. Then, in the matching production studios and evaluation stage, we establish a stable producing process, efficient editing, and a hit production experience. This approach ensures a stable industrialized supply of content. Intensified competition, driven by a surge of new entrants and limited availability of high-quality production teams, production cost for English short dramas have nearly doubled in around one year, soaring from around $100,000 per drama by early 2024 to $200,000 per drama in early 2025.

Our revenue is primarily driven by two key streams: top-ups and membership fees for content streaming services and advertising, which involve ads displayed within our FlexTV streaming platform.

We offer a variety of streaming top-up and membership plans, the price of which varies by country and the features of the plan. Users typically can watch about five (5) to ten (10) episodes of each short drama on our platform for free. To continue watching, they will need to become subscription members or top up their account to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks, such as watching ads, inviting friends, and sharing FlexTV on Facebook and TikTok. The in-app coins can only be used on our platform and are not transferrable. Users can subscribe to FlexTV memberships on a weekly, monthly, or annual basis, and during the membership subscription period, users will have unlimited access to view any short drama on FlexTV. We measure monetization of our platform by calculating the return on investment (‘ROI”) per drama and the average revenue per active user (“ARPU”), which we believe represents the inherent value of our business model.

In addition, in the three months ended September 30, 2024, the Company launched its content licensing business where it licenses its self-produced short dramas to third party platform providers and allow the platform to distribute the short dramas for an agreed period of time. This allows the Company to leverage its content library that it is developing from its self-produced short dramas.

Our business success hinges on navigating the growing and competitive short drama market by continuously innovating in content creation and market promotion. Quality, compliant content remains crucial, and we are expanding beyond emotional dramas to explore diverse themes—like suspense, comedy, sci-fi, and historical dramas—to attract a broader audience and meet evolving viewer demands. Strengthening customer engagement through improved user experience and platform functionality is essential for retention and profitability. Additionally, we rely on suppliers for innovative scripts, efficient production, and technical support, while leveraging AI technology across all production stages to enhance efficiency and reduce costs, ensuring sustained growth and profitability.

Competitive Strengths

We believe that FlexTV has the following competitive advantages:

Content barrier: We continuously internally build multiple content production teams and externally collaborate with top-tier scriptwriting studio that supply content to our platform, assisting them in establishing industrialized production processes. In the short term, we provide funding for studio content production. FlexTV encourages healthy competition, and we anticipate more studios shifting towards producing short-form content in the future. As the number of studios on the platform increases and their capabilities improve, studios will raise funds independently to produce content. FlexTV provides more traffic and distribution resources for good content, significantly reducing the risk of platform investment in content production.

Network effects: As the platform’s content library accumulates, it attracts more users to watch content for longer durations, generating more revenue for the platform. This, in turn, attracts more studios to create content for the platform, resulting in a positive feedback loop.

Global distribution resources: We own the rights to series, translating them into various languages for global distribution. Through our proprietary advertising placement system, KOL distribution, and media copyright cooperation resources, we can rapidly increase the series’ influence and generate substantial revenue within a short period. Outstanding distribution capabilities are a key reason why studios choose to collaborate with our streaming platform.

User Growth Strengths and Marketing Channels

Major social media traffic distribution: We achieve user growth by advertising on mainstream social media channels such as Facebook, TikTok, Google, YouTube and Instagram. We edit highlights of our series into clips to attract users to download the FlexTV app.

KOL marketing: We invite Key Opinion Leaders (KOLs) to market our series on their social media accounts. When users download FlexTV and make deposits, KOLs can share in the deposit revenue. Through this way, we attract a large number of KOLs to proactively share content related to our series.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We currently rely upon a combination of trademarks, trade secrets, copyrights, nondisclosure contractual commitments, and other legal rights to establish and protect our intellectual property.

As of February 28, 2025, we held three (3) pending ones in Japan, three (3) pending ones in Indonesia and two (2) pending ones in Thailand. We held two (2) registered trademarks in Hong Kong, one (1) registered trademark in United States, four (4) registered trademarks in United Kingdom and three (3)  registered trademarks in Singapore. As of February 28, 2025, we have registered the copyrights for eighteen (18) self-produced English dramas in the U.S., with fourteen (14) still pending.

We will evaluate our development efforts to assess the existence and patentability of new intellectual property. To the extent that it is feasible, we will file new patent applications with respect to our technology and trademark applications with respect to our brands.

Human Capital Resources

As of February 28, 2025, we had around 163 individuals, including 18 full-time employees and the remainder being indirect contractors. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good. In addition to our direct employment, Yuder has engaged over 145 indirect  contractors through a services agreement with a third-party company based in Asia. This agreement, entered into in November 2023 provides a cost-efficient way to support FlexTV operations on an as-needed basis. The number of indirect contractors is still increasing with the development of FlexTV. This strategy provides flexibility in managing our workforce.

International Markets

FlexTV is available in more than 100 countries. Our production teams film in various locations including, but not limited to, United States, Mexico, Australia, Thailand, and Philippines. We will continue to expand our international markets and collaborate with local partners in each major market.

Our Industry

The global short drama industry experienced explosive growth in 2024. According to data from Sensor Tower, a market intelligence company that provides data and insights into the global digital economy, the global short drama market (including the U.S. and Japan, excluding China, Indonesia, the U.K., Australia, Canada, Korea, Germany, the Philippines, and Thailand) saw a total net revenue of $1 billion in 2024, marking a remarkable year-over-year growth rate of 1,539%, compared to $61 million in 2023. Within the selected group, the United States maintained its dominant position, accounting for 59% of the total revenue, with user recharge reaching $586 million in 2024. This represents a 14x increase from $38 million in 2023, highlighting the market's strong monetization capabilities, well-established user payment habits, and high level of maturity. Japan emerged as the second-largest market in 2024, contributing 6% with a recharge of $60 million, a remarkable 104x increase from less than $0.5 million in 2023. This makes Japan the fastest-growing market, showcasing significant potential. Indonesia entered the ranks as the third-largest market in 2024, with a 3% share, signaling the gradual rise of the Southeast Asian market.

According to the "China Micro-Short Drama Industry Development White Paper (2024)" released by the China Netcasting Association, the market size of China's micro-short drama industry has reached $7 billion and the users of short dramas in China has reached 576 million in 2024, fully validating the product. In addition, according to China Securities Report, the market size of global short dramas will reach $36 billion in 3 years. With short video platforms like TikTok cultivating user habits for fragmented and concise entertainment videos, the global short drama market is expected to continue growing. The vertical screen era is likely to give birth to emerging streaming media giants, and there are still opportunities for global large-scale streaming platforms similar to Netflix and Roku.

The short drama industry is likely to extensively incorporate the latest AI technologies, with the potential to integrate high-recognition IPs with short dramas. This includes AI-enabled face swapping, voice changing, and scene and content creation using verbal descriptions which could revolutionize content creation by significantly reducing production time and costs, enabling more creative freedom, and potentially democratizing access to high-quality video production for creators worldwide.

Seasonality  of Business Operations

The demand for short dramas follows distinct seasonal trends, with user engagement and revenue opportunities fluctuating in response to holidays and seasonal variations. Public holidays, school breaks, major cultural events, and long weekends consistently drive the highest levels of streaming activity. For example, long weekends and public holidays often lead to higher viewership, as audiences have more leisure time to consume content. Similarly, seasonal events like new year, summer vacations, and year-end holidays drive spikes in demand, resulting in increased revenue from in-app purchases and advertising.

These periods represent critical opportunities for platforms to maximize user engagement and monetization.

In addition to holiday-driven trends, content release cycles also shape seasonal demand. Viewership tends to rise when highly anticipated dramas are launched or when viral trends emerge. Understanding these patterns allows platforms to optimize content scheduling, improve user retention, and align monetization strategies with seasonal audience behavior.

Government Regulations

The United States

At the federal level, the main regulations that may have potential impacts on the Company could be the DMCA (Digital Millennium Copyright Act), COPPA (Children's Online Privacy Protection Act), PLSA (Protecting Lawful Streaming Act) and the Trade Regulation Rule on the Use of Consumer Reviews and Testimonials.

The DMCA is a key copyright law in the United States, and most of the Company's business operations, including series production, copyright acquisition and licensing are governed by the DMCA.

The Protecting Lawful Streaming Act (PLSA) became effective in the United States in December 2020. This legislation targets illegal streaming platforms by imposing felony penalties on providers of unauthorized streaming services. Following its enactment, the Company's original short-form dramas released in the U.S. market will benefit from enhanced and more comprehensive legal protections. Additionally, this act broadens the Company's legal avenues for combating piracy platforms within the United States, thereby strengthening its ability to protect its intellectual property rights.

The Trade Regulation Rule on the Use of Consumer Reviews and Testimonials mainly provides clear regulations on the language norms and the prohibition of misleading promotion during the advertising process of the Company within the United States.

Japan

Copyright Act is the Japanese copyright law. Most of the Company's business operations, including series production, copyright acquisition and licensing shall fall under the jurisdiction of the Copyright Act in Japan.

The Act on the Protection of Personal Information (APPI) regulates privacy protection issues in Japan and the Personal Information Protection Commission ("PPC"), a central agency acts as a supervisory governmental organization on issues of privacy protection. Currently, discussions are underway regarding amendments to the APPI from 2025 onward. Key topics include the introduction of an administrative monetary penalty system in addition to the current fines, as well as the establishment of systems for injunction claims and remedies for damages initiated by organizations like qualified consumer organizations. However, the specific timing for the enactment and implementation of the APPI amended provisions remains unclear at this time.

The Act Against Unjustifiable Premiums and Misleading Representations is the Japan's principal legal frameworks governing unfair advertising and promotional practices. Companies engaging in advertising activities in Japan must adhere to the stringent requirements set forth by these laws, including restrictions on the use of superlative terms. All claims must be substantiated by factual evidence rather than being based solely on subjective opinions.

Indonesia

The new Copyright Law became effective on 16 October 2014 in Indonesia. Most of the Company's business operations, including series production, copyright acquisition and licensing shall fall under the jurisdiction of the new Copyright Law  within Indonesia.

The Personal Data Protection Law (PDP Law) serves as Indonesia's legal framework for safeguarding personal information. During its legislative development, it incorporated relevant provisions from the General Data Protection Regulation (GDPR). Consequently, akin to the GDPR, the PDP Law mandates that the Company must rigorously secure users' explicit consent prior to collecting, processing, or transferring the personal data of Indonesian citizens. Furthermore, the law obligates companies to uphold users' fundamental privacy rights, encompassing the right to be informed, the right to access, the right to rectification, and the right to erasure (commonly referred to as the right to be forgotten).

Online advertising is governed under Minister of Trade Regulation No. 50 of 2020 on Provisions on Business Licensing, Advertising, Guidance, and Supervision of Business in Trade through Electronic Systems. Its provisions apply universally to every electronic advertisement, regardless of the industry. Targeted advertising and online behavioural advertising collected based on personal data must receive prior consent from the subject data, as it may be interpreted as processing personal data.

C. Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2024.

D. Property, Plants and Equipment

Our principal executive office is located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948. As of December 31, 2024, we also rent an additional office primarily used for the operation. We lease a total of 1,000 square meters of office space, including our principal executive office. We pay monthly rent of approximately $21,600 per month in total. We believe that our current  offices are suitable and adequate to operate our business at this time. We do not own any real property.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Company’s financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and the Company’s consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

Overview

The Company is a holding company incorporated in Cayman Islands and headquartered in Singapore. The Company wholly owns MPU DE which wholly-owns FunVerse Holding Limited, a British Virgin Islands company (“FunVerse”). FunVerse directly owns Yuder Pte, Ltd., a Singapore corporation (“Yuder”). Yuder operates FlexTV, a short drama streaming platform based in Singapore that produces English, Japanese and Thai dramas that are also translated into different languages for our users that are spread across various parts of the world such as Europe, America, and Southeast Asia. In addition to creating original dramas, Yuder also acquires third party content licenses which it then translates and distributes on its FlexTV platform. To deliver diverse and international content to our users, Yuder’s production team has filmed  in various parts of the world, including, but not limited to, the United States, Mexico, Australia, Thailand, and Philippines.

Recent Corporate Developments

On August 5, 2024, MPU DE closed a private placement with two accredited investors relating to the issuance and sale of (i) 340,909 shares of MPU DE’s common stock at a purchase price of $2.20 per share; (ii) pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant; (iii) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Pre-Funded Warrants were exercised immediately upon issuance and expire when exercised in full at an exercise price of $0.001 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. The aggregate gross proceeds to MPU DE from the private placement were approximately $1.5 million, before deducting placement agent commissions and estimated offering expenses.

On October 8, 2024, the Company, MPU DE, and MPU Merger Sub, Inc., effected the Redomicile Merger. As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

On September 24, 2024, the Company set up Bona Box FZ LLC, a wholly-owned subsidiary in Abu Dhabi. Bona Box FZ LLC is aiming to produce short dramas to customers based in Arabian area.

On December 10, 2024, the Company entered into a share repurchase agreement (“Repurchase Agreement”) and a share subscription agreement (“Subscription Agreement”) with Mr. Yucheng Hu, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company effected a reclassification (“Reclassification”) through an issuance of 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”) to Mr. Hu at par value concurrent with the repurchase of 5,933,700 Class A ordinary shares, par value $0.001 (“Class A Shares”) held by Mr. Hu at par value in accordance with the Companies Act (As Revised) of the Cayman Islands and the applicable memorandum and articles of association. The repurchased Class A Shares shall be cancelled and available for future issuance, without affecting the Company’s authorized share capital. The closing of the Repurchase occurred on December 10, 2024.

As of December 31, 2024, the Company has been authorized to issue 100,000,000 shares of Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. As of December 31, 2024, the Company had 34,536,384 shares of Class A Ordinary Shares and 5,933,700 shares of Class B Ordinary Shares issued and outstanding.

On February 18, 2025, the Company entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20,000,000. Under the Agreement, the Manager may sell the Shares by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on or through NYSE American, the existing trading market for our Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Capitalized terms used but not defined herein shall have the same meanings as ascribed to them in the Agreement. The Company intends to use the net proceeds of the offering to fund its growth plans, for working capital, and for other general corporate purposes.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) membership and top-up streaming services, (ii) online advertising services, and (iii) content licensing business of our short dramas. For the years ended December 31, 2024, 2023 and 2022, our revenues were comprised of the following:

	For the Years Ended December 31,
	2024	2023	2022
Membership and top-up streaming services	$31,586,800	$-	$-
Online advertising services	3,698,500	-	-
Content licensing business	898,700	-	-
	$36,184,000	$-	$-

Membership and top-up streaming services revenue

We offer membership services to subscribers in various countries and provide the plans that primarily include access to exclusive and ad-free streaming of short dramas, accelerated downloads and more. Users can choose to become weekly, monthly or annual members on our short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins by completing daily and new user tasks.

For the year ended December 31, 2024, we collected recharge amount of approximately $33.4 million from membership and top-up streaming services. We recognize revenues ratably over the membership period and consumption of in-app coins as services are rendered.

	For the Year Ended December 31, 2024
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$13,427,900	$11,645,300	$4,399,700	$2,113,900	$31,586,800

Period Active Users (“PAU”)(1)	2,055,267	3,656,621	2,772,315	1,541,915	10,026,118
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$6.53	$3.18	$1.59	$1.37	$3.15
Period Paying Users (“PPU”) (3)	355,963	405,560	153,564	96,675	1,011,762
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	$37.72	$28.71	$28.65	$21.87	$31.22

(1)	A PAU is defined as a user who has downloaded and opened FlexTV app at least once.

(2)	ARPU is defined as average membership and top-up streaming services revenue generated by each active user in one period.

(3)	A PPU is defined as a user who has registered for a membership or topping up, provided a method of payment, and is entitled to access FlexTV services. This membership or topping up does not include participation in free trials or other promotional offers extended by the company to new users.

(4)	ARPPU is defined as average membership and top-up streaming services revenue generated by each paying user in one period.

Online advertising services revenue

We sell advertising services by delivering brand advertising primarily to third-party advertising agencies. We provide advertisement placements on our short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We identify one performance obligation in the contracts with customers. Revenues are recognized over time based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platforms in the year ended December 31, 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants licenses of its self-produced short-dramas to the platforms and allows them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting licenses to the customers, and will recognize the variable price once the fees are collected. For the year ended December 31, 2024, the Company generated revenues of approximately $0.9 million from its content licensing business.

Cost of revenues

For the year ended December 31, 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents and software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas.

	For the Years Ended December 31,
	2024	2023	2022
Platform service fees charged by third party payment processors	$9,845,200	$-	$-
Amortization of content assets	4,599,000	-	-
Others	720,300	-	-
	$15,164,500	$-	$-

Selling expenses

Selling and marketing expenses primarily consist of advertising expenses, primarily composed of traffic expenses, and other miscellaneous expenses.

	For the Years Ended December 31,
	2024	2023	2022
Advertising expenses	$22,391,900	$-	$-
Others	163,800	28,000	-
	$22,555,700	$28,000	$-

General and administrative expenses

General and administrative expenses primarily consist of (i) IT expenses, (ii) payroll and welfare expenses advertising expenses; (iii) professional and consulting expenses including legal expenses, audit expenses and other consultants, and (iv) other miscellaneous expenses.

	For the Years Ended December 31,
	2024	2023	2022
IT expenses	$3,188,800	$12,500	$431,000
Payroll and welfare expenses	2,548,400	1,509,700	2,027,500
Consulting expenses	3,214,200	2,119,600	1,559,000
Impairment of goodwill	-	-	4,688,600
Impairment of intangible assets	-	-	888,900
Others	1,130,800	1,595,100	1,600,600
	$10,082,200	$5,236,900	$11,195,600

Income taxes

We account for income taxes in accordance with the authoritative guidance, which requires income tax effects for changes in tax laws to be recognized in the period in which the law is enacted.

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us our shareholders, no withholding tax will be imposed.

United States

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state. Currently we are not under any audit examination from federal or state tax authority in the United States.

The tax expenses primarily come from the state minimum taxes and franchise taxes.

Singapore

We are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17% based on the adjusted taxable income.

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The ASC 740 – Accounting for Income Tax guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

We have determined that a valuation allowance is necessary against the full population of the deferred tax assets as based on all available evidence, we do not anticipate that our future taxable income will be sufficient to recover our deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we will re-valuate our position and release a portion or all the valuation allowance if required.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2024, we do not have any uncertain tax positions based on our analysis.

We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Results of Operations

The following table represents our consolidated statement of operations for the years ended December 31, 2024, 2023 and 2022.

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$36,184,000	$-	$-
Cost of revenues	(15,164,500)	-	-
Gross profit	21,019,500	-	-

Operating expenses:
Selling expenses	(22,555,700)	(28,000)	-
General and administrative expenses	(10,082,200)	(5,236,900)	(11,195,600)
Total operating expenses	(32,637,900)	(5,264,900)	(11,195,600)

Loss from operations	(11,618,400)	(5,264,900)	(11,195,600)

Other income (expenses):
Changes in fair value of digital assets	2,238,700	1,721,900	-
Impairment of digital assets	-	-	(78,900)
Share of equity loss in an equity method investee	(19,200)	(75,200)	-
Impairment of long-term investments	(770,800)	-	-
Changes in fair value of trading securities	(776,500)	-	-
Interest income, net	131,300	-	-
Other income	35,800	58,200	1,927,400
Loss from dissolution of subsidiaries	-	(1,033,100)	-
Total other income, net	839,300	671,800	1,848,500

Loss before income tax	(10,779,100)	(4,593,100)	(9,347,100)

Income tax benefits (expenses)	275,400	(87,100)	48,900
Net loss and comprehensive loss	$(10,503,700)	$(4,680,200)	$(9,298,200)

For the years ended December 31, 2024 and 2023

Revenues

In January 2024, we commenced operations of FlexTV, which is a short drama streaming platform, through Yuder. For the year ended December 31, 2024, we collected recharge amount of approximately $33.4 million from membership and top-up streaming services, we generated revenues from membership and top-up streaming services of approximately $31.6 million, online advertising service of approximately $3.7 million and content licensing services of approximately $0.9 million, respectively. For the year ended December 31, 2024, we had paying users of 1,011,762. We earned ARPPU of $31.22 for the year ended December 31, 2024.

For the year ended December 31, 2023, we were engaged in solo-staking business, which was ceased in March 2024. Accordingly, we reclassified the revenues from solo-staking business to other income, net.

Cost of revenues

For the year ended December 31, 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors and amortization of produced contents and software and copyrights which were applied to produce short dramas.

For the year ended December 31, 2023, the cost of revenues was primarily comprised of IT expenses incurred to support our solo-staking business. With the cessation of the business in March 2024 and reclassification of revenues to other income, we reclassified the cost of revenues to general and administrative expenses.

Gross profit

Gross profit for the years ended December 31, 2024, and 2023 was approximately $21.0 million and $nil, respectively.

Selling expenses

For the year ended December 31, 2024, we incurred selling expenses of approximately $22.6 million, which was primarily incurred for advertising expenses of approximately $22.4 million, which was incurred for our short drama streaming platform.

For the year ended December 31, 2023, we incurred advertising expenses of $28,000 which was incurred for our solo-staking business.

General and administrative expenses

For the year ended December 31, 2024, we incurred general and administrative expenses of approximately $10.1 million, representing an increase of approximately $4.9 million, or 92.5% from approximately $5.2 million for the year ended December 31, 2023. The increase was primarily attributed to an increase of approximately $3.2 million in IT expenses because we incurred more IT support expenses for our short drama streaming platform, an increase of approximately $1.0 million in payroll and welfare expenses because we had an increase in headcounts with acquisition of Yuder in January 2024, and an increase of approximately $0.4 million in legal expenses. Our counselor assisted us in preparation of filing of the Redomicile Merger.

Income tax benefits (expenses)

Income tax expense was $0.3 million for the year ended December 31, 2024, which was mostly driven by a deferred tax liability of $0.3 million from intangible assets acquired from Yuder Pte Ltd.

Income tax benefits were $0.09 million for the year ended December 31, 2023, which was comprised of additional foreign corporation income tax refund issued by UK HMRC as part of the JMC resolution.

Net Loss

As a result of the foregoing, net loss for the year ended December 31, 2024 was approximately $10.5 million, increasing by approximately $5.8 million, or 124.4%, from approximately $4.7 million for the year ended December 31, 2023.

For the years ended December 31, 2023 and 2022

General and administrative expenses

For the year ended December 31, 2023, we incurred general and administrative expenses of approximately $5.2 million, representing a decrease of approximately $6.0 million, or 53.2% from approximately $11.2 million for the year ended December 31, 2022. The decrease was primarily attributed to a decrease of approximately $0.4 million in legal expenses because the Company incurred higher legal expenses in the year of 2022 for launch and discontinue of Mano game and the alSpace platform, and an impairment of approximately $4.7 million of goodwill arising from fresh accounting because of the underperformance of the aircraft leasing business.

Income tax (expenses) benefits

The Company recorded income tax expenses of $87,100 in the year ended December 31, 2023, or negative 1.90% of pre-tax loss, compared to income tax benefits of $48,900, or 0.52% of pre-tax loss in the year ended December 31, 2022. The difference in the effective federal income tax rate from the normal statutory rate in the year ended December 31, 2023 was primarily because the decrease in foreign income tax receivable, the uncertain tax benefit reserve release due to the expiration of Statute of Limitations, and the full valuation allowance on its deferred tax assets.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carry back the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s current three-year cumulative loss through December 31, 2023, the current year operation forecast, the Company’s recent filing for protection under Chapter 11 of the bankruptcy code, the operation uncertainty of the Company’s new business. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

In addition, the Company has closely monitored the development of Pillar Two – Global Minimum Tax- introduced by the Organization for Economic Co-operation and Development (“OECD”) and the impact on the Company’s effective tax rate. As of December 31, 2023, the Company expects no impact from the Pillar Two as the Company’s worldwide revenue is below the revenue threshold.

Net Loss

As a result of the foregoing, net loss for the year ended December 31, 2023 decreased by approximately $4.6 million or 49.7%, from approximately $9.3 million for the year ended December 31, 2022.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities and equity financing through private placements. As of December 31, 2024, the Company held cash of approximately $8.9 million.

On January 12, 2024, MPU DE entered into a Unit Subscription Agreement with certain investors, pursuant to which the investors agreed to purchase an aggregate of 2,490,000 units (the “Units”) for an aggregate purchase price of $3,735,000, or $1.50 per unit. Each Unit consists of one (1) share of common stock of MPU DE, $0.001 par value, and one (1) warrant (the “Warrant”), with each Warrant entitling the holder to purchase one share of common stock at an exercise price of $1.50 per share at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the Warrant will expire. The private placements closed on January 17, 2024.

On May 9, 2024, MPU DE signed and closed various Subscription Agreements (the “Agreements”) with certain investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 1,681,817 shares of common stock, par value $0.001 (the “Shares”) for an aggregate purchase price of $3,700,000, or $2.20 per Share (the “Offering Purchase Price”) (the transactions contemplated under the Agreements, the “Offering”). The Agreements contain customary representations, warranties and covenants of the parties.

On August 5, 2024, MPU DE closed a private placement with two accredited investors relating to the issuance and sale of (i) 340,909 shares of MPU DE’s common stock at a purchase price of $2.20 per share; (ii) pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant; (iii) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Pre-Funded Warrants were exercised immediately upon issuance and expire when exercised in full at an exercise price of $0.001 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. The aggregate gross proceeds to MPU DE from the private placement were approximately $1.5 million, before deducting placement agent commissions and estimated offering expenses.

As of December 31, 2024, we had working capital of approximately $9.6 million, which is expected to support our operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the disclosure of contingent assets and liabilities, and (iii) the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, accounting for income taxes, and the amounts recorded as allowances for credit losses.

Cash Flow

The following table sets forth a summary of our cash flows for the years ended December 31, 2024, 2023 and 2022 presented:

	For the Years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$4,121,200	$(3,001,400)	$(5,855,600)
Net cash used in investing activities	(1,885,100)	(4,832,500)	(52,500)
Net cash provided by financing activities	3,504,900	3,700,100	5,791,000
Net increase (decrease) in cash and cash equivalents	5,741,000	(4,133,800)	(117,100)
Cash, cash equivalents, beginning of year	3,129,800	7,263,600	7,380,700
Cash, cash equivalents, end of year	$8,870,800	$3,129,800	$7,263,600

Operating activities

Net cash provided by operating activities for the year ended December 31, 2024 was $4.1 million, primarily attributable to net loss of approximately $10.5 million, adjusted for (a) non-cash items including an increase in fair value of approximately $2.2 million in digital assets, amortization of content assets of approximately $4.6 million, impairment of long-term investments of approximately $0.8 million, and share-based compensation expenses to certain employees of approximately $1.4 million, and (b) changes in operating assets and liabilities including (i) a decrease of digital assets of approximately $12.3 million as we exchanged ETH and USDT into cash, (ii) an increase of content assets of approximately $4.6 million as we invested in content assets since we acquired FunVerse in January 2024, and (iii) an increase of approximately $1.7 million in contract liabilities and an increase of approximately $0.7 million in accrued and other current liabilities, which were caused by acquisition of Yuder in January 2024.

Net cash used in operating activities for the year ended December 31, 2023 was $3,001,400, primarily attributable to net loss of $4,680,200, adjusted for (a) non-cash items including an increase in fair value of $1,721,900 in digital assets, loss of $1,033,100 from dissolution of subsidiaries and share-based compensation expenses to one non-employee of $237,700, and (b) changes in operating assets and liabilities including (i) a decrease of tax receivable of $1,095,600 as the Company received tax refund from tax authorities, and (ii) a decrease of prepaid expenses and other current assets because of amortization of directors’ and officers’ insurance.

Net cash used in operating activities for the year ended December 31, 2022 was $5,855,600, primarily attributable to net loss of $9,298,200, adjusted for (a) non-cash items including impairment of goodwill of $4,688,600, impairment of intangible assets of $888,900, and gain of $1,478,800 from reversal of accounts and other payables, and (b) changes in operating assets and liabilities including (i) a decrease of stable coins of $821,000, and (ii) a decrease of accounts and accrued expenses of $1,391,100.

Investing activities

For the year ended December 31, 2024, the cash flow used in investing activities was approximately $1.9 million, which was primarily attributable to purchase of digital assets of approximately $0.6 million and investment in equity investees of approximately $0.5 million, loans of $0.9 million made to a related party, partially offset by acquisition of cash of approximately $0.1 million from acquisition of Yuder.

For the year ended December 31, 2023, the cash flow used in investing activities was $4,832,500, which was primarily attributable to purchase of digital assets of $3,146,600, purchase of stablecoins of $139,900, and investment in equity investees of $1,546,000.

For the year ended December 31, 2022, the cash flow used in investing activities was $52,500, which was primarily attributable to purchase of digital assets of $46,300 and acquisition of a subsidiary at cost of $10,000.

Financing activities

For the year ended December 31, 2024, we raised cash of approximately $3.5 million from private placement closed in January 2024, May 2024 and August 2024.

For the year ended December 31, 2023, the cash flow provided by financing activities was $3,700,100, which was primarily attributable to proceeds of $1,420,000 collected from investors for subscription for the private placement that closed in February 2023, and proceeds of $2,280,100 advanced from investors for subscription for the private placement closed in January 2024.

For the year ended December 31, 2022, the cash flow provided by financing activities was $5,791,000, which was primarily attributable to proceeds of $2,350,000 collected from investors for subscription for the private placement that closed in October 2022, and proceeds of $3,441,000 advanced from investors for subscription for the private placement closed in January and February 2023.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, and (ii) income tax.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Valuation allowance for deferred tax assets

We account for income taxes using the liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect when the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The valuation allowance is considered on an individual entity basis. As of December 31, 2024 and 2023, valuation allowances on deferred tax assets are provided because we believe that it is more-likely-than-not that certain of the subsidiaries will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

As of December 31, 2024 and 2023, the total valuation allowance for deferred tax assets was approximately $13.0 million and $12.2 million, respectively.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table set forth the names and ages as of our current directors, executive officers and significant employees as of the date of this annual report. All of the directors will serve until the next annual meeting of shareholders or until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. The Company’s directors have received compensation in the form of cash for their services on the Board.

Name	Age	Position
Yucheng Hu	39	Chairman, President, Chief Executive Officer, and Director
Qin (Carol) Wang	35	Chief Financial Officer, Treasurer and Secretary
Siyuan Zhu (1)(2)	41	Director
Junyi Dai (1)(3)	39	Director
Qin Yao (1)(4)	42	Director

(1) Independent Director

(2) Chairperson of the Audit Committee and Member of the Compensation Committee

(3) Chairperson of the Compensation Committee and Member of the Audit Committee

(4) Member of the Audit Committee and the Compensation Committee

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.  There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Business Experience

Mr. Yucheng Hu, Chairman, President and Chief Executive Officer. Mr. Yucheng Hu has been our president and chief executive officer since September 30, 2021, and our director since October 1, 2021. Mr. Hu is the founder of Chengdu Quleduo Technology Co., Ltd., and has served as its Chief Executive Officer since 2011. Mr. Hu is a successful entrepreneur with over 15 years of experience in the internet industry. Mr. Hu established the Xiyou online mobile game platform (www.x52xiyou.com), which is a popular online gaming platform in China. Mr. Hu has also formed various software programming studios, such as the Mengqu studio, and has developed various mini-programs for social media applications such as the “click-and-play” application for instant on-line games access. Mr. Hu brings a wealth of management experience to the Board, including several executive positions within the internet and online gaming industry.

Ms. Qin (Carol) Wang, Chief Financial Officer, Treasurer and Secretary. Ms. Qin (Carol) Wang has been our chief financial officer, secretary and treasurer since September 30, 2021. Ms. Wang has been VP of Finance and advisor of Bit Digital, Inc. (Nasdaq: BTBT) from June 2020 to September 2021. Prior to that, Ms. Wang served as the finance controller and financial advisor of TD Holdings, Inc. (NASDAQ: GLG) from February 2018 to May 2020. Through July 2016 to January 2018, Ms. Wang served as a senior investment manager for Yikuan Asset Management Company. Ms. Wang began her career at Ernst & Young where she served as a senior auditor from September 2012 to June 2015. Ms. Wang holds a Master’s degree in Finance from Renmin University of China and a Bachelor’s degree in Economics from Donghua University. Ms. Wang is a member of the Chinese Institute of Certified Public Accountants and a member of Association of International Accountants.

Non-Employee Directors

Ms. Siyuan Zhu, Director. Ms. Siyuan Zhu has been our director since October 1, 2021. Ms. Zhu is currently a senior finance manager of Asia Region of IAC (Shanghai) Management Co., Ltd. since 2016. From 2013 to 2015, Ms. Zhu has served as a finance manager in IAC (Shanghai) Automotive Component Technology Co., Ltd. Prior to 2013, Ms. Zhu held various positions at KPMG Huazhen for a total of seven years and served as a program manager from 2011 to 2013. Ms. Zhu has served as an independent director of TD Holdings, Inc. (NASDAQ: GLG) from May 2019 to April 2021. Ms. Zhu holds a Bachelor’s degree in Foreign Language and Literature from Shanghai International Studies University. Ms. Zhu is a certified public accountant in China and has served as an independent director on another Nasdaq listed company, which, the Company believes, makes Ms. Zhu qualified to be on the Board.

Mr. Junyi Dai, Director.  Mr. Dai has been the Managing Director at FLMD Pty. Ltd since 2015, where he oversees strategic planning to maximize shareholder value, manages team execution across departments, and maintains crucial relationships with stakeholders such as major customers, suppliers, and local governments. From 2009 to 2014, Mr. Dai served as General Manager Assistant at Peng Xin Investment Co. Ltd, where he was involved in financial and investment planning for listed companies. He earned his Bachelor of Commerce from the University of New South Wales.

Ms. Qin Yao, Director. Ms. Qin Yao has been our director since October 1, 2021. Ms. Yao is currently an information engineer at Tencent Holdings Co., Ltd (stock code: 00700), a company listed on the Hong Kong Stock Exchange, and responsible for the products and market expansion of Tencent’s industrial Internet Sector since 2017. From 2010 to 2017, Ms. Yao served as an electronic information engineer in China United Network Communications Co., Ltd. Ms. Yao has more than 10 years of investment experience in the field of cloud computing, big data, artificial intelligence and technology information services. She also has profound knowledge of financial planning, financial budgeting and financial risk management related to the cloud business. Ms. Yao holds a Bachelor’s degree in Electronic Information Engineering from the University of Electronic Science and Technology in Chengdu in 2004. The Board believes Ms. Yao brings a long history of product and market expansion experience to the Board, which qualifies her to serve on the Board.

B. Compensation

In 2024, we paid an aggregate of $566,500 in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Benefit Plans

We do not have any profit sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

Equity Compensation Plan Information

On December 29, 2021, shareholders of MPU DE approved the 2021 Equity Incentive. On December 15, 2023, shareholders of MPU DE approved the amended and restated 2021 Equity Incentive Plan (“2021 Plan”). The 2021 Plan allows for the award of stock and options, up to 1,580,000 Class A ordinary shares. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation” for grant of shares or restricted stock units to our executive officers. As of December 31, 2024, no options and restricted share were outstanding under the 2021 Plan.

Long-term incentive plans

No long term incentive awards were granted by us in the last fiscal year.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by it.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by it.

Compensation of Non-Executive Directors

The Company executed a standard form of indemnification agreement (“Indemnification Agreement”) with each of its Board members and executive officers (each, an “Indemnitee”). Pursuant to and subject to the terms, conditions and limitations set forth in the Indemnification Agreement, the Company agreed to indemnify each Indemnitee, against any and all expenses incurred in connection with the Indemnitee’s service as our officer, director and or agent, or is or was serving at the Company’s request as a director, officer, employee, agent or advisor of another corporation, partnership, joint venture, trust, limited liability company, or other entity or enterprise but only if the Indemnitee acted in good faith and in a manner he/she reasonably believed to be in or not opposed to our best interest, and in the case of a criminal proceeding, had no reasonable cause to believe that his/her conduct was unlawful. In addition, the indemnification provided in the indemnification agreement is applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven. Additionally, the Indemnification Agreement establishes processes and procedures for indemnification claims, advancement of expenses and costs and contribution obligations.

Employment Agreements with Executive Officers

On October 25, 2022, the Board of MPU DE approved the increase to Mr. Hu’s annual base salary from $1.00 to $192,000, effective as of October 16, 2022. Mr. Hu’s employment is at-will and may be terminated at any time for any reason.

In connection with Ms. Wang’s appointment as Chief Financial Officer, Company Secretary and Treasurer of MPU DE, Ms. Wang entered into standard form of employment agreement, effective as of October 1, 2021, for a term of three (3) years, which provides for an annual base salary of $120,000. Ms. Wang’s employment is now at-will and may be terminated at any time for any reason.

For the year ended December 31, 2024, a total of 412,000 restricted stock units were granted to our executive officers under the 2021 Plan. On September 9, 2024, following the recommendation of the Compensation Committee of the Board of Directors of MPU DE, the Board of Directors of MPU DE, in recognition of Mr. Yucheng Hu, Chief Executive Officer and Chairman, for his exceptional leadership and contribution to MPU DE’s goals, approved a discretionary cash bonus of $144,000, payable as follows: 25% on September 15, 2024, 25% on October 15, 2024, 25% on November 15, 2024, and 25% on December 15, 2024.

C. Board Practices

Board of Directors

The term of office of our board of directors unless re-elected at the 2025 annual meeting will expire at the 2025 annual meeting.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our memorandum and articles of association as it deems appropriate. Our memorandum and articles of association provide that our officers may consist of a Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Ms. Zhu, Mr. Dai and Ms. Yao, are independent directors, as defined in Section 803A of the NYSE American Company Guide. In addition, each of Ms. Zhu, Mr. Dai and Ms. Yao are members of the Board’s Audit and Compensation. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Ms. Zhu, Mr. Dai and Ms. Yao, are independent directors, as defined in Section 803A of the NYSE American Company Guide. In addition, each of Ms. Zhu, Mr. Dai and Ms. Yao are members of the Board’s Audit and Compensation.

Audit Committee. The Audit Committee operates under a charter adopted and approved by the board of directors. The Audit Committee meets with the Company’s management and its independent registered public accounting firm to review internal financial information, audit plans and results, and financial reporting procedures. The current Audit Committee consists of Siyuan Zhu (Chair), Qin Yao, and Junyi Dai. The board of directors has determined that Siyuan Zhu, Qin Yao and Junyi Dai are independent within the meaning of Sections 803A and 803B(2) of the NYSE American Company Guide, and that Ms. Zhu is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee held meetings during the fiscal year ended December 31, 2024.

Compensation Committee. The Compensation Committee assists the board of directors in discharging its responsibilities relating to the compensation of the Company’s directors and officers and complying with disclosure requirements regarding such compensation, if and when required and in accordance with applicable SEC and stock exchange rules and regulations. The Compensation Committee operates under a charter adopted and approved by the board of directors. The current Compensation Committee consists of Junyi Dai (Chair), Siyuan Zhu, and Qin Yao. The board of directors has determined that Siyuan Zhu, Junyi Dai, and Qin Yao are independent within the meaning of Section 803A anI05(c) of the NYSE American Company Guide and Rule 10C-1(b)(1) under the Securities Exchange Act of 1934, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee held 4 meetings during the fiscal year ended December 31, 2024.

Nominating and Governance Committee. The Company does not have a formal nominating committee. The independent directors separately consider and make recommendations to the full board of directors regarding any candidate being considered to serve on the board of directors, and the full board of directors’ reviews and makes determination regarding such potential candidates. In light of this practice, which is similar to the practices of many boards of directors that have a standing nominating committee, the board of directors believes it is unnecessary to formally establish such a committee.

Although the Company’s board of directors does not have a formal policy with respect to board of directors diversity, it strives to constitute the board of directors with directors who bring to our Company a variety of perspectives, cultural sensitivity, life experiences, skills, expertise, and sound business understanding and judgment derived from a broad range of business, professional, community involvement, and finance experiences, as well as directors who have skills and experience that are relevant and helpful to the Company’s industry and operations and who have the desire and capacity to actively serve.

Executive Committee. The Executive Committee has the authority to acquire, dispose of and finance investments for the Company and execute contracts and agreements, including those related to the borrowing of money by the Company, and generally exercises all other powers of the board of directors except for those which require action by all of the directors or the independent directors under the Certificate of Incorporation or the Bylaws of the Company, or under applicable law or stock exchange requirements. As of December 31, 2023, the current Executive Committee consisted of only 1 (1) directors, Yucheng Hu. The Executive Committee did not meet during the fiscal year ended December 31, 2024.

Board Leadership Structure and Role in Risk Oversight

No policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time.

The Board is actively involved in overseeing our risk management processes. The Board focuses on our general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the Board include consideration of the challenges and risks of our businesses, and the Board and management actively engage in discussion on these topics. In addition, each of the Board’s committees considers risk within its area of responsibility.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Compensation committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our Board of Directors.

Code of Ethics

The Company has adopted a code of business conduct and ethics, or the “code of conduct.” The code of conduct applies to all of the Company’s employees, including its executive officers, and non-employee directors, and it qualifies as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. A copy of the code of conduct is available upon written request to the Investor Relations Department, Level 21, 88 Market Street, CapitaSpring, Singapore 048948. To the extent required by law, any amendments to, or waivers from, any provision of the code of conduct will be promptly disclosed publicly. To the extent permitted by such requirements, the Company intends to make such public disclosure on its website in accordance with SEC rules.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Class A Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Class A Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 34,759,611 Class A Ordinary Shares outstanding as of March 19, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws. In computing the number and percentage of shares beneficially owned by a person as of a particular date, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of such date are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

Name and Address of Beneficial Owner(1)	Number of Class A Shares		% of Class A Shares	Number of Class B Shares	% of Class B Shares	% of Total Voting Power
Officers and Directors
Yucheng Hu (Chairman, Chief Executive Officer, and President)	5,993,700	(2)	14.73%	5,933,700	100%	89.52%
Carol Wang (Chief Financial Officer and Secretary)	24,000	(3)	*	—	—	*
Qin Yao (Director)	—		—	—	—	—
Junyi Dai (Director)	—		—	—	—	—
Siyuan Zhu (Director)	—		—	—	—	—
All directors and executive officers as a group (5 individuals)	6,017,700	(2)(3)	14.79%	5,933,700	100%	89.53%

Five Percent Stockholders
Yucheng Hu (Chairman, Chief Executive Officer, and President)	5,993,700	(2)	14.73%	5,933,700	100%	89.52%

*	Less than 0.1%

(1)	The address of each holder listed above, except as otherwise indicated, is c/o Mega Matrix Inc., 88 Market Street, Level 21, CapitaSpring, Singapore 048948. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common stock owned by such person.

(2)	Includes (i) 5,933,700 Class B shares that may be converted into 5,933,700 Class A Shares by Mr. Hu at his option; (ii) 30,000 Class A Shares held by Mr. Yucheng Hu directly; and (iii) 30,000 Class A Shares settlement of vested Restricted Stock Units within 60 days of March 19, 2025.

(3)	Includes 24,000 Class A Shares held by Ms. Carol Wang directly.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. To the best knowledge of management, there are no material legal proceedings pending against us. There are no proceedings in which any of our directors, officers, or any beneficial shareholder of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to us.

Dividend Policy

We presently do not expect to declare or pay such dividends in the foreseeable future and expect to reinvest all undistributed earnings to expand our operations, which our management believes would be of the most benefit to our shareholders. The declaration of dividends, if any, will be subject to the discretion of our Board of Directors, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares are listed on the NYSE American exchange under the symbol “MPU”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the NYSE American exchange under the symbol “MPU”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Second Amended and Restated Memorandum of Association incorporated by reference to Exhibit 3.1 to the Form F-4 filed with the Commission on August 7, 2024.

C. Material Contracts

Other than as described above, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Describe any governmental laws, decrees, regulations or other legislation of the home country of the company which may affect: 1. the import or export of capital, including the availability of cash and cash equivalents for use by the company’s group. 2. the remittance of dividends, interest or other payments to nonresident holders of the company’s securities.

E. Taxation

The company shall provide information regarding taxes (including withholding provisions) to which shareholders in the host country may be subject. Information should be included as to whether the company assumes responsibility for the withholding of tax at the source and regarding applicable provisions of any reciprocal tax treaties between the home and host countries, or a statement, if applicable, that there are no such treaties.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Cheer Holding, Inc. (the “Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

Material United States Federal Income Tax Considerations

The summary below does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a bank;

●	a financial institution;

●	an insurance company;

●	a regulated investment company;

●	a real estate investment trust;

●	a dealer in securities or currencies;

●	a person that has elected the mark-to-market method of accounting for your securities;

●	a U.S. expatriate or former long-term resident of the U.S.;

●	a government or agency or instrumentality thereof;

●	a tax-exempt organization;

●	a person liable for alternative minimum tax;

●	a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a person who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person whose “functional currency” is not the U.S. dollar; or

●	a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement.

The summary below does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not materially address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares as of the date of this annual report. The discussion set forth below is applicable only to United States Holders (“U.S. Holder(s)”) that hold ordinary shares as capital assets. As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, and the relevant authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on the ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ordinary shares (which are listed on the Nasdaq Capital Market) are readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on our ordinary shares will be eligible for these reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. See “Passive Foreign Investment Company” below.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described under “Taxation of Capital Gains and Dispositions of Ordinary Shares” below. Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, these distributions generally will not give rise to foreign source income, and you generally will not be able to use the foreign tax credit arising from any PRC withholding tax imposed on the distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains and Dispositions of Class A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares (including any amounts withheld to reflect PRC withholding taxes) and your tax basis in the ordinary shares. Subject to the discussion under “Passive Foreign Investment Company” below, this gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat this gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares unless the credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares.

Ownership, Disposition and Exercise of Warrants

Exercise of Warrants

A U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share (“Warrant Share”) on the exercise of a warrant for cash. A U.S. Holder’s initial tax basis in the Warrant Share received on exercise of a warrant will be equal to the sum of (i) the U.S. Holder’s tax basis in the warrant, plus (ii) the exercise price paid by the U.S. Holder on the exercise of the warrant. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a warrant will begin on the day after the warrant is exercised.

Disposition of Warrants

Subject to the PFIC rules, upon the sale or other taxable disposition of a warrant, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the warrant sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the warrant is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code.

Expiration of Warrants Without Exercise

Subject to the PFIC rules, upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the warrant. Any such loss generally will be a capital loss and will be a long-term capital loss if, at the time of the lapse or expiration, the U.S. Holder’s holding period for the warrant is more than one year. Deductions for capital losses are subject to significant limitations under the Code.

Adjustments to the Warrants

The warrant provides for an adjustment to the number of Warrant Shares for which a warrant may be exercised or to the exercise price of a warrant upon certain events. Subject to the PFIC rules discussed below, an adjustment that has the effect of preventing dilution of the interest of the warrant holders generally will not be taxable to a U.S. Holder. However, an adjustment may be treated as a constructive distribution to a U.S. Holder if and to the extent that such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our assets or earnings and profits. Subject to the PFIC rules discussed below, any such constructive distribution would be taxable under the rules described above under the heading “Taxation of Dividends and Other Distributions on our Class A Ordinary Shares.”

Passive Foreign Investment Company (“PFIC”)

Based on the projected composition of our income and assets and the valuation of our assets, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or

●	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge of ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisors about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ordinary shares, provided such ordinary shares are treated as “marketable stock.” The ordinary shares generally will be treated as marketable stock if the ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to U.S. Holders of ordinary shares since they are listed on the Nasdaq Capital Market, which constitutes a qualified exchange.

If you make an effective mark-to-market election, for each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each relevant year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service, or the IRS, consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a taxpayer identification number or certification of exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-4 (File Number 333-271349), Form S-8 (File Number 333-277227-01) and Form F-3 (File Number 333-283739).

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of the Company’s operating activities that were conducted through the subsidiaries in Singapore and related assets and liabilities are denominated in SGD, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Monetary Authority of Singapore (“MAS”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the MAS or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of SGD is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the MAS market.

Concentration Risk

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers.

As of December 31, 2024, two customers accounted for 38.3% and 15.7% of accounts receivable, respectively. As of December 31, 2023, the Company had no outstanding accounts receivable.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We incorporate by reference into this annual report the description of our share capital and rights of Class A Shares and Class B Shares by reference the Form 8-K 12G3 filed with the Commission on November 14, 2024.

On December 10, 2024, following Board approval, the Company repurchased 5,933,700 Class A Shares from the Chief Executive Officer, Director, and the Chairman, Mr. Yucheng Hu at par value, or $0.001 per share (“Share Repurchase”), pursuant to the Share Repurchase Agreement dated December 10, 2024. Simultaneously, Mr. Hu subscribed to 5,933,700 Class B Shares at par value, or $0.001 per share, (“Share Subscription”) pursuant to the Share Subscription Agreement dated December 10, 2024. Following the Share Repurchase and Share Subscription (together, “Reclassification”), Mr. Hu beneficially owns 5,963,700 Class A Shares, which consists of (i) 30,000 Class A Shares and (ii) 5,933,700 Class A Shares issuable upon the conversion of Class B Shares on a 1:1 basis. Mr. Hu used personal funds to pay the US$5,933.70 consideration for the Class B Shares. The Reclassification was authorized and approved by the Company’s board on December 3, 2024 and is intended to support the Company’s management team’s ability to implement a sustainable development strategy to fully integrate the Company’s strategic objectives. This structure aims to ensure continuity of management, enabling the execution of both short- and long-term business plans without undue influence from external financial market factors, which are often beyond management’s control. Mr. Hu is the Chief Executive Officer, Director, and the Chairman of the Board of the Company and will from time to time engage in discussions with the Company’s Board and/or members of the Company’s management team concerning, without limitation, business, operations, capital structure, governance, management, business plans and strategies of the Company.

In February  2025, we filed a registration statement on Form F-3 (File Number 333-283739), which was declared effective on February 7, 2025, to offer Class A Ordinary Shares, preferred shares, debt securities, warrants, units consisting of Class A Ordinary Shares, preferred shares, debt securities or warrants, or any other combination of these securities at an aggregate offering price of up to $250,000,000. We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-3 (File Number 333-283739).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting As of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2024, we identified a material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm. We qualify as an “emerging growth company” pursuant to the JOBS Act, and, since our public float was not over $75 million as of June 30, 2024, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2024.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2024. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weakness in connection with preparation of our consolidated financial statements, we try to adopt several measures to improve our internal control over financial reporting, including (i) hiring additional accounting personnel with experience in U.S. GAAP and SEC reporting requirements, and (ii) providing more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Our management has worked, and will continue to work to strengthen our internal controls over financial reporting. There were no other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The current Audit Committee consists of Siyuan Zhu (Chair), Qin Yao, and Junyi Dai. The board of directors has determined that Siyuan Zhu, Qin Yao and Junyi Dai are independent within the meaning of Sections 803A and 803B(2) of the NYSE American Company Guide, and that Ms. Zhu is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC.

Item 16B. CODE OF ETHICS

The Company has adopted a code of business conduct and ethics, or the “code of conduct.” The code of conduct applies to all of the Company’s employees, including its executive officers, and non-employee directors, and it qualifies as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. A copy of the code of conduct is available upon written request to the Investor Relations Department, Level 21, 88 Market Street, CapitaSpring, Singapore 048948. To the extent required by law, any amendments to, or waivers from, any provision of the code of conduct will be promptly disclosed publicly. To the extent permitted by such requirements, the Company intends to make such public disclosure on its website in accordance with SEC rules.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accounting firm for the periods indicated.

	2024	2023
Audit Fees(1)	$224,050	$208,550
Audit-Related Fees(2)	79,390	11,800
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$303,440	$220,350

(1)	Audit fees represent fees for professional services provided in connection with the audit of our annual financial statements and the review of our quarterly financial statements. This information is presented as of the latest practicable date for this annual report.

(2)	Audit related fees represent fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported above under “Audit Fees.”. Those services are normally provided in connection with statutory or regulatory filings or engagements including comfort letters, consents and other services related to SEC matters.

(3)	Our independent registered public accounting firms did not provide us with tax compliance, tax advice or tax planning services. No such fees were incurred during the fiscal years ended December 31, 2024 or 2023.

(4)	All other fees include fees billed by our independent registered public accounting firms for products or services other than as described in the immediately preceding three categories. No such fees were incurred during the fiscal years ended December 31, 2024 or 2023.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Audit Alliance LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we rely on certain provision under NYSE American Company Guide that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE American.

We currently rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

Other than those described above, currently there are no other significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE American corporate governance listing standards we are aware of. Also see “Item 3. Key Information — D. Risk Factors — Risks Related to our Company and Our Securities — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards” and see “Item 3. Key Information — D. Risk Factors — Risks Related to our Company and Our Securities — We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

In the future, we may elect to follow other home country practices with regard to certain matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE American corporate governance requirements.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an insider trading policy that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy is filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

The Company operates in a dynamic environment with evolving cybersecurity threats. Our business relies heavily on the secure operation of our technology infrastructure and the protection of user data.

A successful cyberattack could have a significant negative impact on our business, including:

●	Data breaches: Unauthorized access to user data, including nicknames, email addresses, country, and identification numbers, could lead to reputational damage, regulatory fines, and legal action, a loss of users and loss of revenue.

●	Disruption of service: A cyberattack could disrupt our service, preventing users from accessing content and impacting our revenue.

●	Loss of intellectual property: Cybercriminals could steal our proprietary content or intellectual property, harming our competitive advantage.

●	Costs associated with responding to a cyberattack: Costs of remediation, legal fees, and regulatory fines, could be significant.

The security and privacy of our users and their data is our priority, and we proactively manage cybersecurity risks to ensure robust protection for our platform. We integrate cybersecurity risk management into our overall organizational strategy. Our Board of Directors oversees risk management, including cybersecurity. Key elements of our framework include:

●	Risk Assessment and Identification: We conduct regular assessments to identify, evaluate, and prioritize potential cybersecurity threats and vulnerabilities. We utilize various methods like vulnerability scanning, threat intelligence feeds, and penetration testing.

●	Technical Safeguards: We deploy a multi-layered defense system with various technical safeguards to protect our infrastructure and user data. This includes firewalls, intrusion detection and prevention systems (IDS/IPS), data encryption (at rest and in transit), and access controls based on the principle of least privilege.

●	Incident Response and Recovery: We have documented and well-rehearsed incident response procedures to effectively respond to, contain, and remediate security incidents. These procedures ensure timely detection, investigation, and recovery, minimizing potential damage and ensuring user privacy.

●	Mapping data flows and user locations: We understand where user data is stored and transmitted, enabling us to identify relevant privacy laws and to implement suitable user data protection.

●	Third-Party Risk Management: We implement a rigorous process for vetting and securing our relationships with third-party vendors. This includes security assessments and contractual agreements outlining specific security measures they must adhere to.

●	Security Awareness and Training: We regularly conduct comprehensive security awareness training programs for all employees. These programs educate them on cybersecurity best practices, threat identification, and reporting procedures.

Despite our efforts, there is no guarantee that we can completely eliminate the risk of cyberattacks. Our cybersecurity measures may not be effective against all threats, and new vulnerabilities may emerge that we are unaware of.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Mega Matrix Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of Mega Matrix Inc. (incorporated by reference to Exhibit 3.1 to the FormF-4, as amended, filed with the Commission on August 7, 2024)
2.1	Form of Warrant Certificate (Incorporated herein by reference to Exhibit 4.1 to MPU DE’s Report on Form 8-K filed with the Commission on January 18, 2024).
2.2	Form of Series A Common Stock Warrant (incorporated herein by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed with the SEC on August 5, 2024).
2.3	Form of Series B Common Stock Warrant (incorporated herein by reference to Exhibit 4.3 to the registrant’s Current Report on Form 8-K filed with the SEC on August 5, 2024).
2.4	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.4 to the registrant’s Current Report on Form 8-K filed with the SEC on August 5, 2024).
2.5*	Description of Securities
4.1	Form of Independent Director Agreement (Incorporated herein by reference to Exhibit 10.4 to MPU DE’s Report on Form 8-K filed with the Commission on October 1, 2021).
4.2+	Form of Employment Agreement (Incorporated herein by reference to Exhibit 10.5 to MPU DE’s Report on Form 8-K filed with the Commission on October 1, 2021).
4.3+	Amendment to Employment Agreement by and between AeroCentury Corp and Yucheng Hu, dated as of December 16, 2021 (Incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on December 17, 2021).
4.4	2021 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on January 3, 2022).
4.5	Form of Unit Subscription Agreement (Incorporated by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed on January 18, 2024).
4.6+	Form of Restricted Stock Unit Award Agreement under the 2021 Amended and Restated Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to MPU DE’s Report on Form 8-K filed on January 19, 2024).
4.7	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the SEC on May 14, 2024)

4.8	Form of Independent Director Agreement (incorporated herein by reference to Exhibit 10.2 to MPU DE’s Report on Form 8-K filed with the SEC on May 14, 2024).
4.9	Form of Share Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the SEC on May 9, 2024)
4.10	Form of Securities Purchase Agreement dated August 1, 2024 (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the SEC on August 5, 2024).
4.11	Form of Registration Rights Agreement, dated August 1, 2024 (incorporated herein by reference to Exhibit 10.2 to MPU DE’s Report on Form 8-K filed with the SEC on August 5, 2024).
4.12	Share Exchange Agreement dated August 15, 2024 (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Current Report on Form 8-K filed with the SEC on August 16, 2024).
4.13	Form of Repurchase Agreement (incorporated herein by reference to Exhibit 4.1 to the registrant’s Current Report on Form 6-K filed with the SEC on December 11, 2024).
4.14	Form of Subscription Agreement (incorporated herein by reference to Exhibit 4.2 to the registrant’s Current Report on Form 6-K filed with the SEC on December 11, 2024).
4.15	Third Amended and Restated Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Form F-4, as amended, filed with the Commission on August 7, 2024).
8.1*	Subsidiaries
11.1*	Code of Ethics
11.2*	Insider Trading Policy
12.1*	Certifications of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.
12.2*	Certifications of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
13.1**	Certifications of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act.**
13.2**	Certifications of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1*	Consent of Audit Alliance LLP
97	Clawback Policy (incorporated by reference to Exhibit 97 to the MPU DE’s Form 10-K filed with the Commission on March 18, 2024)
101.INS	Inline XBRL Instance Document (*)
101.SCH	Inline XBRL Taxonomy Extension Schema (*)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (*)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (*)

+	Management contract or compensatory plan or arrangement.

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer
Date: March 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mega Matrix Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mega Matrix Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, 2023, and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Audit Alliance LLP (PCAOB ID 3487)

Singapore, March 28, 2025

We have served as the Company’s auditor since 2021.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

CONSOLIDATED BALANCE SHEETS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	$8,870,800	$3,129,800
Trading securities	7,000	-
Stable coins	-	254,400
Digital assets	-	7,696,700
Loans receivable – a related party	866,000	-
Accounts receivable	422,800	-
Prepaid expenses and other assets	3,175,100	489,700
Current content assets, net	1,566,800	-
Total current assets	14,908,500	11,570,600

Non-current Assets:
Long-term investments	1,480,800	1,770,800
Goodwill	2,889,200	-
Content assets, net	183,800	-
Total non-current assets	4,553,800	1,770,800
Total assets	$19,462,300	$13,341,400

LIABILITIES AND SHAREOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,000,500	$-
Contract liabilities	2,095,500	-
Income taxes payable	2,700	1,100
Other current liabilities and accrued expenses	2,255,300	185,400
Subscription advanced from the shareholders	-	2,755,100
Total liabilities	5,354,000	2,941,600

Commitments and contingencies (Note 14)

Shareholders’ Equity:
Preferred stock, $0.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Ordinary Shares, $0.001 par value, 100,000,000 and 40,000,000 shares authorized, 34,536,384 and 31,724,631 shares outstanding as of December 31, 2024 and 2023, respectively*	34,600	31,800
Class B Ordinary Shares, $0.001 par value, 10,000,000 and nil shares authorized, 5,933,700 and nil shares outstanding as of December 31, 2024 and 2023, respectively*	5,900	-
Paid-in capital	40,405,400	27,822,200
Accumulated deficit	(26,337,600)	(17,454,200)
Total shareholder’s equity	14,108,300	10,399,800
Total liabilities and shareholder’ equity	$19,462,300	$13,341,400

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$36,184,000	$-	$-
Cost of revenues	(15,164,500)	-	-
Gross profit	21,019,500	-	-

Operating expenses:
Selling expenses	(22,555,700)	(28,000)	-
General and administrative expenses	(10,082,200)	(5,236,900)	(11,195,600)
Total operating expenses	(32,637,900)	(5,264,900)	(11,195,600)

Loss from operations	(11,618,400)	(5,264,900)	(11,195,600)

Other income (expenses):
Changes in fair value of digital assets	2,238,700	1,721,900	-
Impairment of digital assets	-	-	(78,900)
Share of equity loss in an equity method investee	(19,200)	(75,200)	-
Impairment of long-term investments	(770,800)	-	-
Changes in fair value of trading securities	(776,500)	-	-
Interest income, net	131,300	-	-
Other income	35,800	58,200	1,927,400
Loss from dissolution of subsidiaries	-	(1,033,100)	-
Total other income, net	839,300	671,800	1,848,500

Loss before income tax	(10,779,100)	(4,593,100)	(9,347,100)

Income tax benefits (expenses)	275,400	(87,100)	48,900
Net loss and comprehensive loss	$(10,503,700)	$(4,680,200)	$(9,298,200)
Less: Net loss and comprehensive loss attributable to non-controlling interests	(1,620,300)	(615,000)	(832,200)
Net loss and comprehensive loss attributable to Mega Matrix Inc.’s shareholders	$(8,883,400)	$(4,065,200)	$(8,466,000)
Loss per share:
Basic	$(0.23)	$(0.13)	$(0.37)
Diluted	$(0.23)	$(0.13)	$(0.37)

Weighted average shares used in loss per share computations:
Basic	37,998,749	31,323,124	22,988,165
Diluted	37,998,749	31,323,124	22,988,165

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

	Mega Matrix Inc.’s Shareholders’ Equity
	Class A Ordinary Shares*		Class B Ordinary Shares				Non-
	Number of Stocks	Amount	Number of Stocks	Amount	Paid-in Capital	Accumulated Deficits	Controlling Interests	Total
Balance, December 31, 2021	22,084,055	$22,100	-	$-	$16,982,700	$(4,954,400)	$(237,100)	$11,813,300
Issuance of common stocks pursuant to private placement	4,400,000	4,400	-	-	4,395,600	-	-	4,400,000
Share based compensation	-	-	-	-	-	-	53,000	53,000
Acquisition of a subsidiary under common control	-	-	-	-	(6,200)	-	-	(6,200)
Net loss	-	-	-	-	-	(8,466,000)	(832,200)	(9,298,200)
Balance, December 31, 2022	26,484,055	$26,500	-	$-	$21,372,100	$(13,420,400)	$(1,016,300)	$6,961,900
Cumulative-effect adjustment of opening balance due to adoption of fair value measurement of digital assets	-	-	-	-	-	30,600	-	30,600
Issuance of common stocks pursuant to private placement	5,079,999	5,100	-	-	6,598,900	-	-	6,604,000
Issuance of common stocks to a service provider	160,577	200	-	-	237,500	-	-	237,700
Capital injection from a non-controlling shareholder	-	-	-	-	-	-	88,900	88,900
Withdrawal of capital by a non-controlling shareholder	-	-	-	-	-	-	(88,900)	(88,900)
Dissolution of subsidiaries	-	-	-	-	(386,300)	-	1,632,100	1,245,800
Net loss	-	-	-	-	-	(4,064,400)	(615,800)	(4,680,200)
Balance, December 31, 2023	31,724,631	$31,800	-	$-	$27,822,200	$(17,454,200)	$-	$10,399,800
Repurchase of Class A Ordinary Shares	(5,933,700)	(5,900)	-	-	5,900	-	-	-
Issuance of Class B Ordinary shares	-	-	5,933,700	5,900	(5,900)	-	-	-
Issuance of common stocks to certain investors in a private placement	4,853,635	4,900	-	-	8,930,100	-	-	8,935,000
Issuance of common stocks to an underwriter	208,091	200	-	-	(200)	-	-	-
Issuance of common stocks to acquire a subsidiary	1,500,000	1,500	-	-	2,263,500	-	1,510,000	3,775,000
Share-based compensation to employees	626,650	600	-	-	1,355,200	-	-	1,355,800
Share-based compensation to non-employees	57,077	**	-	-	146,400	-	-	146,400
Issuance of common stocks to acquire noncontrolling interest of a subsidiary (Note 4)	1,500,000	1,500	-	-	(111,800)	-	110,300	-
Net loss	-	-	-	-	-	(8,883,400)	(1,620,300)	(10,503,700)
Balance, December 31, 2024	34,536,384	$34,600	5,933,700	$5,900	$40,405,400	$(26,337,600)	$-	$14,108,300

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1).

**	The amount of Class A Ordinary Shares issued for share-based compensation to non-employees was below 100.

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rounded to the Nearest Hundred US Dollar, unless otherwise stated)

	For the Years Ended December 31,
	2024	2023	2022
Operating activities:
Net loss	$(10,503,700)	$(4,680,200)	$(9,298,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,599,000	-	111,100
Share-based compensation for employees	1,355,800	-	53,000
Share-based compensation for a non-employee	146,400	237,700	-
Gain of digital assets from revenues	(14,300)	(47,800)	(328,600)
(Gain) loss from exchange of digital assets	(24,600)	900	-
Changes in fair value of digital assets	(2,238,700)	(1,721,900)	-
Interest income from loans receivable due from a related party	(16,000)	-	-
Share of equity loss in an equity method investee	19,200	75,200	-
Loss from dissolution of subsidiaries	-	1,033,100	-
Changes in fair value of trading securities	36,400	-	-
Impairment of intangible assets	-	-	888,900
Impairment of digital assets	-	-	78,900
Impairment of long-term investments	770,800	-	-
Impairment of goodwill	-	-	4,688,600
Deferred tax benefits	(277,000)	-	-
Gain from reversal of accounts and other payables	-	-	(1,478,800)
Changes in operating assets and liabilities:
Stable coins	1,500,000	-	821,000
Digital assets	12,307,100	-	-
Accounts receivable	(99,300)	-	-
Prepaid expenses and other assets	(2,300,700)	-	-
Current content assets, net	(4,555,200)	324,400	(116,200)
Taxes receivable	-	1,095,600	139,600
Accounts payable	957,100	-	-
Contract liabilities	1,700,500	-	-
Income taxes payable	1,600	124,200	4,800
Other current liabilities and accrued expenses	756,800	557,400	(1,419,700)
Net cash provided by (used in) operating activities	4,121,200	(3,001,400)	(5,855,600)

Investing activities:
Purchases of digital assets	-	(3,146,600)	(46,300)
Purchases of stable coins	(610,000)	(139,900)	-
Investment in equity investees	(500,000)	(1,546,000)	-
Loans made to a related party	(850,000)	-	-
Investment in trading securities	(267,800)	-	-
Redemption of investments in trading securities	224,400	-	-
Proceeds paid to acquire a subsidiary under common control	-	-	(10,000)
Acquisition of net assets of a subsidiary	118,300	-	3,800
Net cash used in investing activities	(1,885,100)	(4,832,500)	(52,500)

Financing activities:
Subscription fee advanced from investors	3,504,900	2,280,100	3,441,000
Proceeds from issuance of common stocks pursuant to private placements	-	1,420,000	2,350,000
Capital injection from a non-controlling shareholder	-	88,900	-
Capital withdrawal by a non-controlling shareholder	-	(88,900)	-
Net cash provided by financing activities	3,504,900	3,700,100	5,791,000
Net increase (decrease) in cash and cash equivalents	5,741,000	(4,133,800)	(117,100)
Cash, cash equivalents, beginning of year	3,129,800	7,263,600	7,380,700
Cash, cash equivalents, end of year	$8,870,800	$3,129,800	$7,263,600

Supplemental Cash Flow Information
Payment of interest expenses	$-	$-	$120,000
Payment of income tax expenses	$-	$-	$-

Non-cash Investing and Financing activities
Subscription fee advanced from investors in the form of USDC and USDT	$2,675,000	$475,000	$1,743,000
Proceeds from private placements in the form of USDC	$-	$-	$2,050,000
Issuance of common stocks to settle subscription fee advanced from investors	$2,755,100	$6,604,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Reorganization and reclassification of Class A and Class B ordinary shares

On October 8, 2024, Mega Matrix Inc. (“MPU Cayman” or the “Company”), Mega Matrix Corp. (the “MPU DE”, formerly “AeroCentury Corp.” and “ACY”), a Delaware corporation, and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” The CUSIP/ISIN number relating to the Class A Shares of MPU Cayman is G6005C 108/ KYG6005C1087. Prior to the Redomicile Merger, shares of MPU DE’s common stock were registered pursuant to Section 12(b) of the Exchange Act, and listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding.

The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

Repurchase of Class A ordinary shares and issuance of Class B ordinary shares

On December 10, 2024, the Company entered into a share repurchase agreement (“Repurchase Agreement”) and a share subscription agreement (“Subscription Agreement”) with Mr. Yucheng Hu, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company effected a reclassification (“Reclassification”) through an issuance of 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”) to Mr. Hu at par value concurrent with the repurchase of 5,933,700 Class A ordinary shares, par value $0.001 (“Class A Shares”) held by Mr. Hu at par value in accordance with the Companies Act (As Revised) of the Cayman Islands and the applicable memorandum and articles of association. The repurchased Class A Shares shall be cancelled and available for future issuance, without affecting the Company’s authorized share capital. The closing of the Repurchase occurred on December 10, 2024.

Setup of a new subsidiary

On September 24, 2024, the Company set up Bona Box FZ LLC, a wholly owned subsidiary in Abu Dhabi. Bona Box FZ LLC is aiming to produce short dramas to customers based in Arabian area.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company is engaged in operation of FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas through Yuder Pte. Ltd. and Bona Box FZ LLC, indirect and direct wholly owned subsidiaries of the Company, respectively.

The major subsidiaries of the Company as of December 31, 2024 are summarized as below:

	Later of date of
	incorporation or	Place of	% of	Principal
Name of Subsidiaries	Acquisition	Incorporation	Ownership	Activities
Major subsidiaries:
FunVerse Holding Limited	January 7, 2024	BVI	100%	Investment holding
Yuder Pte. Ltd.	January 7, 2024	Singapore	100%	Short drama streaming platform
Bona Box FZ LLC	September 24, 2024	Abu Dhabi	100%	Short drama streaming platform
Saving Digital Pte. Ltd.	August 31, 2022	Singapore	100%	Investment holding
Marsprotocol Technologies Pte. Ltd.	March 1, 2023	Singapore	100%	Investment holding

Acquisition of FunVerse Holding Limited (“FunVerse”) and its subsidiary

On January 7, 2024, the MPU DE entered into and closed a definitive Share Exchange Agreement with FunVerse, a company incorporated under the laws of the British Virgin Islands and the sole parent company of Yuder Pte. Ltd. (“Yuder”), and the shareholders of FunVerse. Following the transaction, MPU DE owns sixty percent (60%) of equity interest of FunVerse. FunVerse, through Yuder, operates FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas that are also translated into different languages for the users that are spread across various parts of the world. In addition to creating original dramas, Yuder also acquires third party content copyrights which it then translates and distributes on its FlexTV platform.

On August 15, 2024, MPU DE closed its acquisition of 40% equity interest in FunVerse Holding Limited (“FunVerse”) and its wholly owned subsidiary, Yuder Pte. Ltd. (“Yuder”), at share consideration of 1,500,000 Class A Ordinary Shares of the Company. Upon the acquisition, the Company through MPU DE indirectly owned 100% equity interest in FunVerse and Yuder.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Deconsolidation of staking business and leasing of regional aircraft business

On August 31, 2022, MPU DE acquired all of the equity interest in Saving Digital Pte, Ltd., a Singapore corporation (“SDP”) from Mr. Yucheng Hu for a nominal consideration of $10,000. SDP was intended to operate solo-staking business.

On March 1, 2023, SDP and Bit Digital Singapore Pte. Ltd. (“Bit Digital”), entered into a shareholders’ agreement (the “Shareholders Agreement”) with Marsprotocol Technologies Pte. Ltd. (“MTP”), to provide proof-of-stake technology tools for digital assets through the staking platform “MarsProtocol”, an institutional grade non-custodial staking technology. Pursuant to the Shareholders Agreement, SDP invested $300,000 and owned 60% equity inteterest of MTP. Through the MarsProtocol platform, MTP planned to provide non-custodial staking tools. In June 2023, the Company ceased provision of non-custodial staking tools to third party customers. In August 2023, Bit Digital exited its investment in MTP and withdrew its capital contribution of SGD$120,000 from MTP. As a result of the transaction, SDP owns all outstanding ordinary shares of MTP.

In March 2024, the Company ceased solo-staking business. SDP was intended to operate solo-staking business.

In August 2023, per the recommendation of board of JetFleet Management Corp. (“JMC”), MPU DE, as a holder of a majority of the voting stock of JMC, elected to approve the winding up and dissolution of JMC. JMC ceased providing aircraft advisory and management services upon winding up and the Company deconsolidated JMC and its subsidiaries in December 2023.

Upon the Company’s deconsolidation of its staking business operated by SDP and leasing of regional aircraft business operated by JMC, the Company focused on its short drama streaming platform business.

The management believed the deconsolidation does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements to support its working capital requirements.

Non-controlling interests

Non-controlling interests represent the equity interests of MTP and JMC that are not attributable, either directly or indirectly, to the Company. In the July 2023, the non-controlling equity holder exited its investment in MTP. In December 2023, JMC closed dissolution.

As of December 31, 2024 and 2023, the Company did not have outstanding balance of non-controlling interests.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments that are not readily apparent from other sources.

The most significant estimates with regard to these consolidated financial statements are accounting for the application of the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, useful lives of content assets, revenue recognition from contract liabilities, accounting for income taxes, and the amounts recorded as allowances for doubtful accounts.

Functional currency

The reporting currency and functional currency of the Company is U.S. dollars (“$”) and the accompanying consolidated financial statements have been expressed in $.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value Measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company considers the carrying amount of cash and cash equivalents, stable coins, taxes receivables, other receivables, other payables and other taxes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Digital assets are classified as level 1 financial assets because the fair value of digital assets is quoted priced in active markets. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 10).

Business combinations

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen test to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Business combinations (continued)

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Changes in the ownership interest that do not result in a change in control of the subsidiary that is a business are accounted for as equity transactions (i.e., no gain or loss is recognized in earnings) and are accounted for in accordance with ASC 810-10-45-22 through ASC 810-10-45-24. The carrying amount of the noncontrolling interest will be adjusted to reflect the change in the noncontrolling interest’s ownership interest in the subsidiary. Any difference between the amount by which the noncontrolling interest is adjusted and the fair value of the consideration paid or received is recognized in equity/additional paid-in capital and attributed to the equity holders of the parent in accordance with ASC 810-10-45-23.

Cash and Cash Equivalents

The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less from the date of acquisition, as cash equivalents.

Stable coins

The Company’s stable coins primarily consist of USD Coin (“USDC”). USDC is issued by Circle Internet Financial Public Limited Company (“Circle”) that is backed by dollar denominated assets held by the issuer in segregated accounts with U.S. regulated financial institutions. The Company generally redeem one USDC for one U.S. dollar from Matrixport Cactus Custody, its principal market for ETH. Pursuant to definition of financial assets in ASC Master Glossary, USDC is accounted for as a financial instrument because it conveys to the Company a right to receive cash. Because one USDC is pegged to one U.S. dollar, the Company recognized and measured USDC at unit price of US$1.00.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Digital assets

Digital assets (including Ethereum (ETH) and Tether USD (USDT)) are included in current assets in the accompanying consolidated balance sheets.

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain cryptocurrencies. The new guidance requires entities to subsequently measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. Retrospective restatement would not be required or allowed for prior periods. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Company early adopted ASU 2023-08 on January 1, 2023.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The Company determines Matrixport Cactus Custody as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of digital assets.

The Company measures the fair value of digital assets on a daily basis, and refers to the daily closing prices published by Matrixport Cactus Custody as the fair value. Gains or losses on exchange of digital assets were computed at the difference of fair value of digital assets on exchange dates and payable due to vendors. As of January 1, 2023, the Company recorded a cumulative-effect adjustment of $30,600 to accumulated deficits. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out (“FIFO”) method of accounting. Refer to Note 6 – Digital Assets, for further information regarding the Company’s impact of the adoption of ASU 2023-08. For the years ended December 31, 2024 and 2023, the Company recorded an increase in fair value of digital assets of $2,238,700 and $1,721,900, respectively.

Before adoption of ASU 2023-08, digital assets were classified as an intangible asset. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Digital assets are measured on a first-in-first-out (“FIFO”) basis and measured for impairment whenever indicators of impairment are identified based on the intraday low quoted price of digital assets. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the digital assets. Subsequent reversal of impairment losses is not permitted. Digital assets are classified on our balance sheet as a current asset because the Company reasonably assesses that it would sell or exchange digital assets within one year. Impairment of $78,900 of digital assets was recognized for the year ended December 31, 2022.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its GameFi and Solo-staking business are non-cash operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive loss. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting. For the year ended December 31, 2024, the Company sold all of its digital assets.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) to measure expected credit losses of accounts receivable.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of online advertising service fees from certain customers. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

As of December 31, 2024, the Company did not provide expected credit losses against accounts receivable.

Content assets, net

Content assets are classified as current content assets and non-current content assets, based on their estimated useful lives. Content assets are stated at cost less accumulated amortization and impairment if any. Content assets are amortized in a way which reflect the pattern in which the economic benefits of the content assets are expected to be consumed or otherwise used up. When assets are retired or disposed of, the costs and accumulated amortization are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Software	12 months
Produced contents	6 – 12 months
Copyrights	12 – 36 months

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Long-term investments

As of December 31, 2024 and 2023, long-term investments represent the Company’s investment in one equity method investee over which the Company has significant influence, and investment in two privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares.

Investment in equity method investee

In accordance with ASC 323, Investments - Equity Method and Joint Ventures, the Company accounts for the investment in privately held companies using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investees.

Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Investment in privately held companies

Equity investments not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company calculates cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized.

For the year ended December 31, 2024, the Company provided impairment of $770,800 against investment in equity investees (Note 7).

For the year ended December 31, 2023, the Company did not provide impairment against long-lived assets.

For the year ended December 31, 2022, the Company provided impairment of $888,900 against intangible assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Company assesses goodwill for impairment on annual basis as of December 31 or if indicators were noted for goodwill impairment. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Company will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

In January 2024, the Company recognized goodwill of $2,889,200 arising from business combination of FunVerse and its subsidiary (Note 4). As of December 31, 2024, no impairment was provided against the goodwill.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Membership and top-up streaming services

The Company offers membership streaming services to subscribing members from various countries and the features of the plan, which primarily include access to exclusive and ad-free streaming of short dramas, and accelerated downloads and others. It’s optional for users to subscribe for weekly, monthly or annual membership on the short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks.

Full membership and top-up charges are prepaid before provision of membership and top-up streaming services. The collection of membership and top-up charges are initially recorded as “contract liabilities” on the consolidated balance sheets and revenue is recognized ratably over the membership period and consumption of in-app coins as services are rendered.

Online advertising services

The Company sells advertising services by delivering brand advertising primarily to third-party advertising agencies. The Company provides advertisement placements on its short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The transaction prices are varied according to the scale of impressions and types of the advertisements in the contracts with customers. The contracts have one performance obligation. Revenues are recognized over time. The Company has a right to consideration from the customers in an amount that corresponds directly with the value the Company’s performance obligations completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognizes revenues from provision of online advertising services based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platform in the year ended December 31, 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants license of its self-produced short-dramas to the platforms and allow them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting license to the customers, and will recognize the variable price once the fees are collected. For the year ended December 31, 2024, the Company generated revenues of $898,700 from its content licensing business.

Contract balances

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements.

As of December 31, 2024, the Company had contract liabilities of $2,095,500, which were expected to be recognized as revenues in the twelve months ending December 31, 2025.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Disaggregation of revenue

For the years ended December 31, 2024, 2023 and 2022, the Company disaggregate revenue into three revenue streams, consisting of membership and top-up streaming services, online advertising services and content licensing business, as follows:

	For the Years Ended December 31,
	2024	2023	2022
Membership and top-up streaming services	$31,586,800	$-	$-
Online advertising services	3,698,500	-	-
Content licensing business	898,700	-	-
	$36,184,000	$-	$-

Cost of revenues

For the year ended December 31, 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents, software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas. Cost of revenues are recorded in the consolidated statements of operations and comprehensive loss as incurred.

Income Taxes

As part of the process of preparing the Company’s consolidated financial statements, management estimates income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the Company’s current tax exposure under the most recent tax laws and assessing both permanent and temporary differences resulting from differing treatment of items for tax and US GAAP purposes. The temporary differences result in deferred tax assets and liabilities, which are included in the balance sheet. In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carry back the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s three-year book cumulative loss through December 31, 2024, the financial forecast, and the operation uncertainty of the Company’s new business. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

Share-based compensation

The Company grants restricted shares to its management and employees. The Company measures the cost of the share options and restricted shares based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

Reclassification

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period (Note 3). The reclassification has no impact on the total assets and total liabilities as of December 31, 2023 or on the statements of operations for the years ended December 31, 2023 and 2022.

Going concern

For the years ended December 31, 2024, 2023 and 2022, the Company reported net losses of approximately $10.5 million, $4.7 million and $9.3 million, respectively. In addition, the Company had accumulated deficits of approximately $26.3 million and $17.5 million as of December 31, 2024 and 2023, respectively, but the Company had working capital of approximately $9.6 million among which the Company held cash of approximately $8.9 million as of December 31, 2024, which is expected to support our operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration and credit risks

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024, approximately $8.9 million were deposited in financial institutions in Singapore, and each bank accounts is insured by the government authority with the maximum limit of S$100,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in Singapore which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

The Company’s operations are carried out in Singapore. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore as well as by the general state of the Singapore’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, interest rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through the subsidiaries in Singapore and related assets and liabilities are denominated in SGD, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Monetary Authority of Singapore (“MAS”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the MAS or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of SGD is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the MAS market.

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers.

As of December 31, 2024, two customers accounted for 38.3% and 15.7% of accounts receivable, respectively. As of December 31, 2023, the Company had no outstanding accounts receivable.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact from the adoption and will adopt the amendments in the first quarter of fiscal year ended December 31, 2025.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Company assesses that the adoption of these ASUs will not have a material impact on the Company’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated statements of operations and comprehensive loss or consolidated balance sheets.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

3. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has noted the following matters in relation to its consolidated financial statements for the year ended December 31, 2023 and 2022 that had been filed on August 19, 2024. The matter related to the reclassification of other income.

a.	Reclassification of revenue and cost of revenues

The Company ceased solo-staking business in March 2024, and accordingly the Company reclassified revenues from solo-staking business to other income, net, and cost of revenues to general and administrative expenses. For comparison purpose, the Company reclassified revenues to other income, net, and reclassified cost of revenues to general and administrative expenses for the year ended December 31, 2023 and 2022.

The following tables present the effects of revisions on the Company’s financial statements for the years ended December 31, 2023 and 2022.

	For the Year Ended December 31, 2023
Consolidated statements of operations	As previously reported	Adjustments	As Revised
Revenues	$47,800	$(47,800)	$-
Cost of revenues	$(281,100)	$281,100	$-
Gross profit	$(233,300)	$233,300	$-
Selling expenses	$-	$(28,000)	$(28,000)
General and administrative expenses	$(3,261,900)	$(1,975,000)	$(5,236,900)
Total operating expenses	$(3,261,900)	$(2,003,000)	$(5,264,900)
Loss from operations	$(3,495,200)	$(1,769,700)	$(5,264,900)
Changes in fair value of digital assets	$-	$1,721,900	$1,721,900
Other income	$10,400	$47,800	$58,200
Total other income (expenses), net	$(1,097,900)	$1,769,700	$671,800

	For the Year Ended December 31, 2022
Consolidated statements of operations	As previously reported	Adjustments	As Revised
Revenues	$448,600	$(448,600)	$-
Cost of revenues	$(782,600)	$782,600	$-
Gross profit	$(334,000)	$334,000	$-
General and administrative expenses	$(10,491,900)	$(703,700)	$(11,195,600)
Total operating expenses	$(10,491,900)	$(703,700)	$(11,195,600)
Loss from operations	$(10,825,900)	$(369,700)	$(11,195,600)
Impairment of digital assets	$-	$(78,900)	$(78,900)
Other income	$1,478,800	$448,600	$1,926,400
Total other income (expenses), net	$1,478,800	$369,700	$1,848,500

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

4. ACQUISITION OF FUNVERSE

On January 7, 2024, the Company acquired 60% of the equity interest of FunVerse at the cost of issuance of 1,500,000 ordinary shares. The fair value of the share consideration was $2,265,000 by reference to the closing price on January 7, 2024.

The Company has allocated the purchase price of FunVerse based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used cost approach to estimate the fair value of content assets which was primarily comprised software and copyrights. The Company engaged an independent appraiser firm to estimate the fair value of assets acquired, liabilities assumed and content assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of FunVerse based on a valuation performed by an independent valuation firm engaged by the Company.

January 7,
2024
ASSETS
Net tangible liabilities (1)	$(466,400)
Copyrights (2)	581,000
Software (2)	1,048,200
Goodwill	2,889,200
Deferred tax liabilities	(277,000)
Non-controlling interest	(1,510,000)
Total purchase consideration	$2,265,000

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible liabilities on January 7, 2024.

January 7,
2024
ASSETS
Cash and cash equivalents	$118,300
Accounts receivable	323,500
Prepayments	25,200
Prepaid expenses and other assets	359,400
Content assets	165,300
Total assets	$991,700
LIABILITIES
Accounts payable	$43,400
Contract liabilities	395,000
Other current liabilities and accrued expenses	1,019,700
Total liabilities	$1,458,100

Net tangible liabilities	$(466,400)

(2)	The copyrights and software, collectively known as content assets, are both applied to produce short dramas. The useful lives of these content assets ranged between 6 and 12 months.

On August 15, 2024, the Company closed its acquisition of 40% equity interest in FunVerse and Yuder, at share consideration of 1,500,000 Class A Ordinary Shares of the Company, at per share price of $1.51. Upon the acquisition, the Company owned 100% equity interest in FunVerse and Yuder. The acquisition of 40% equity interest in FunVerse does not result in a change in control of FunVerse and Yuder, which was accounted for as equity transactions. The difference between the carrying amount of the noncontrolling interest as of August 15, 2024 and the fair value of 1,500,000 share consideration was recognized in additional paid-in capital.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

5. STABLE COINS

Stable coins were comprised of the following:

	December 31,	December 31,
	2024	2023
USDC	$-	$254,400

As of December 31, 2024 and 2023, the Company held nil and 254,400 USDC, respectively. The fair value of USDC were kept at $1.00 because one USDC is pegged to one U.S. dollar.

The following table presents additional information about USDC for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Opening balance	$254,400	$2,972,000	$-
Collection of USDC from subscription fee from investors	-	300,000	3,093,000
Collection of USDC from other services	-	6,800	-
Purchases of USDC	610,000	139,900	-
Collection of USDC from exchange of digital assets	2,391,700	595,000	446,600
Investment in an equity-method investee in USDC	-	(300,000)	-
Exchange of USDC into digital assets	(1,740,400)	(2,894,400)	-
Exchange of USDC into cash	(1,500,000)	-	-
Payment of service fees and other expenses	(15,700)	(564,900)	(567,600)
Ending balance	$-	$254,400	$2,972,000

6. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	December 31,	December 31,
	2024	2023
ETH	$-	$7,123,300
USDT	-	573,400
	$-	$7,696,700

As of December 31, 2024, the Company did not hold ETH. For the year ended December 31, 2024, the Company did not recognize changes in fair value of ETH or investment income from sales of ETH. For the year December 31, 2024, the Company recognized an increase in fair value of ETH of $2,238,700 and an investment income of $24,600 from sales of ETH.

As of December 31, 2023, the Company held 3,122.48 ETH, with fair value price of $2,281.32 per unit. For the year ended December 31, 2023, the Company recognized an increase in fair value of ETH of $1,721,900.

As of December 31, 2022, the Company held 334.13 ETH, with fair value price of $1,196.77 per unit. As of January 1, 2023, the Company recorded a cumulative-effect adjustment of $30,600 to accumulated effective. For the year ended December 31, 2022, the Company recognized impairment loss of $70,600 on ETH.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

6. DIGITAL ASSETS (CONTINUED)

As of December 31, 2024 and 2023, the Company held nil and 573,400 USDT, respectively. The fair value of USDT were kept at $1.00 because one USDT is pegged to one U.S. dollar.

Additional information about digital assets

The following table presents additional information about ETH for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Opening balance	$7,123,300	$369,200	$-
Cumulative-effect adjustment of opening balance due to adoption of fair value measurement	-	30,600	-
Addition of ETH staking reward and other services	14,300	41,000	1,800
Purchases of ETH in cash	-	-	46,300
Purchases of ETH from exchange of USDT	2,000,400	2,119,500	350,200
Purchases of ETH from exchange of USDC	-	2,894,400	-
Exchange of ETH into USDT	(9,009,500)	-	-
Exchange of ETH into USDC	(2,391,700)	-	-
Borrowings of ETH from a third party	-	-	41,600
Return of ETH to a third party	-	(48,500)	-
Payment of ETH for other expenses	(100)	(4,800)	(100)
Investment income from sales of ETH	24,600	-	-
Changes in fair value of ETH	2,238,700	1,721,900	-
Impairment of ETH	-	-	(70,600)
Ending balance	$-	$7,123,300	$369,200

The following table presents additional information about USDT for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Opening balance	$573,400	$90,100	$-
Purchases of USDT in cash		3,146,600	-
Purchases of USDT from exchange of digital assets	9,528,000	-	-
Purchases of USDT from exchange of USDC	1,740,400	-	-
Collection of USDT from subscription advance from investors	2,675,000	175,000	700,000
Collection of USDT from exchange of BNB	-	-	10,200
Exchange of USDT into ETH	(2,000,400)	(2,119,500)	(350,200)
Exchange of USDT into USDC	(12,307,100)	(595,900)	(149,000)
Payment of service fees	(209,300)	(122,900)	(120,900)
	$-	$573,400	$90,100

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

7. LONG-TERM INVESTMENTS

Long-term investments were comprised of the following:

	December 31,	December 31,
	2024	2023
Investment in MarsLand Global Limited (“MarsLand”) (a)	$224,800	$224,800
Less: impairment against investment in Marsland	(224,800)	-
Investment in Marsland, net	-	224,800

Investment in Quleduo Technology Co., (“Quleduo”) (b)	1,500,000	1,000,000
Less: share of equity loss in Quleduo	(19,200)	-
Investment in Quleduo, net	1,480,800	1,000,000

Investment in DaoMax Technology Co., Ltd, (“DaoMax”) (c)	546,000	546,000
Less: impairment against investment in DaoMax	(546,000)	-
Investment in DaoMax, net	-	546,000
	$1,480,800	$1,770,800

(a) Investment in MarsLand

MarsLand is a privately held company. In May 2023, the Company, through Saving Digital Pte. Ltd. (“Saving Digital”), its wholly owned subsidiary, invested consideration of $300,000 in USDC, which represents 30% of equity interest in MarsLand. The Company used equity method to measure the investment in MarsLand. For the year ended December 31, 2024, Marsland reported an underperformance and a majority of the employees resigned from Marsland. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value. Accordingly, the Company provided full impairment against the investment in Marsland.

(b) Investment in Quleduo

Quleduo is a privately held company which is engaged in software design and development. In May and September 2023 and January 2024, the Company made a total cash consideration of $1,500,000 in three instalments to acquire 25% of equity interest in Quleduo. The Company used equity method to measure the investment in Quleduo. For the year ended December 31, 2024, Quleduo incurred net loss of approximately $0.1 million and the Company recorded share of equity loss of $19,200. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in Quledu  o.

(c) Investment in DaoMax

In June 2023, October 2023 and December 2023, the Company, through Saving Digital, invested an aggregated cash consideration of $546,000 in DaoMax in exchange for a total of 7.6% equity interest in the investee. DaoMax is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in DaoMax using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

DaoMax just commenced its operations in October 2023, and incurred minimal losses through December 31, 2024. In September 2024, DaoMax was closed as DaoMax assessed that it could generate profits from operations. For the year ended December 31, 2024, the Company provided full impairment of $546,000 against investment in DaoMax.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

8. CONTENT ASSETS, NET

Content assets were comprised current content assets and non-current content assets. The useful lives of current content assets were below 12 months, while the useful lives of non-current content assets were ranged between 18 months and 36 months.

Current content assets was comprise of the following:

	December 31,	December 31,
	2024	2023
Produced contents
- in development and production	$321,600	$-
- released	3,449,400	-
Copyrights	1,691,700	-
	5,462,700	-
Less: accumulated amortization	(3,892,900)	-
Less: accumulated impairment	(3,000)
Total	$1,566,800	$-

Non-current content assets was comprise of the following:

	December 31,	December 31,
	2024	2023
Produced contents	$581,000	$-
Copyrights	313,000	-
	894,000	-
Less: accumulated amortization	(710,200)	-
Total	$183,800	$-

The following is a schedule, by fiscal years, of amortization amount of content asset as of December 31, 2024:

For the year ending December 31, 2025	$1,566,800
For the year ending December 31, 2026	183,800
Total	$1,730,600

For the year ended December 31, 2024, the Company recorded amortization expenses of $4,599,000 on content assets. In addition, for the year ended December 31, 2024, the Company provided impairment of $3,000 on production contents in development and production, as our customers defaulted in acceptance of the products. The Company did not record amortization expenses for the years ended December 31, 2023 and 2022, respectively, on content assets.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

9. OPERATING LEASES

As of December 31, 2024 and 2023, the Company leases office spaces in the United States and Singapore under non-cancelable operating leases, with terms ranging within 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in the account of “general and administrative expenses” on the consolidated statements of operations and comprehensive loss.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company applied practical expedient to account for short-term leases with a lease term within 12 months. The Company records operating lease expense in its consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and record variable lease payments as incurred.

For the years ended December 31, 2024, 2023 and 2023, the Company recorded rent expenses of $49,500, $94,000 and $147,600, respectively.

10. EQUITY

Common Stock

As of December 31, 2022, the Company authorized 40,000,000 shares of common stocks, and had 26,484,055 shares issued and outstanding.

On December 23, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named in the Purchase Agreement (collectively, the “Purchasers”), pursuant to which the Company agreed to sell up to an aggregate of 5,280,000 shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”) at a purchase price of $1.30 per share, or $6.9 million (the “Private Placement”).

On January 20, 2023, the Company completed an initial sale of 4,314,615 shares of Common Stock pursuant to the Private Placement to certain Purchasers for an aggregate purchase price of $5.6 million, or $1.30 per share.

On February 15, 2023, the Company completed the final sale of 765,384 shares of Common Stock pursuant to the Private Placement to a Purchaser for an aggregate purchase price of $1.0 million, or $1.30 per share, for combined total issuance of 5,079,999 shares of Common Stock for gross proceeds of approximately $6.6 million to the Company under the Private Placement, before deducting estimated offering expenses payable by the Company.

On June 5, 2023, the Company issued 160,577 Common Stock to a third-party provider which provided network security services to the Company. The service fee was agreed at $237,500.

On May 22, 2024, the board of the directors approved an increase of authorized capital stocks from 40,000,000 shares to 77,000,000 shares, consisting of (i) 75,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. EQUITY (CONTINUED)

Common Stock (continued)

On December 1, 2023, we entered into a Consulting Agreement with Honor Related LLC, a British Virgin Islands corporation (“Honor”), pursuant to which the Company has agreed to issue 30,000 restricted shares of the Company’s common stock, $0.001 par value per share, on December 31, 2023, March 31, 2024, June 30, 2024, and December 31, 2024. As of December 31, 2024, the Company has issued 120,000 restricted shares to Honor.

On January 12, 2024, the Company entered into a Unit Subscription Agreement (the “Agreement”) with certain investors, pursuant to which the investors agreed to purchase an aggregate of 2,490,000 units (the “Units”) for an aggregate purchase price of $3,735,000, or $1.50 per unit. Each Unit consists of one (1) share of common stock of the Company, $0.001 par value, and one (1) warrant (the “Warrant”), with each Warrant entitling the holder to purchase one share of common stock at an exercise price of $1.50 per share at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the Warrant will expire. The private placements closed on January 17, 2024. In connection with the private placement, the Company also entered into a Finder’s Agreement and issued to the Finder 124,000 shares of common stock, a fee equal to 5% of the payment received by the Company for all Units purchased by investors introduced by the Finder. The Company recorded the issuance of common stock at par value with the corresponding amount charged to additional paid-in capital.

On January 7, 2024, the Company closed acquisition of FunVerse at share consideration of 1,500,000 ordinary shares. The fair value was referred to the closing price of $1.51 per share prevailing on January 7, 2024. On August 15, 2024, the Company closed acquisition of remaining 40% equity interest in FunVerse at share consideration of 1,500,000 ordinary shares.

On May 9, 2024 the Company entered into various Subscription Agreements (the “Agreements”) with certain investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 1,681,817 shares of common stock, par value $0.001 (the “Shares”) for an aggregate purchase price of $3,700,000, or $2.20 per Share (the “Offering Purchase Price”) (the transactions contemplated under the Agreements, the “Offering”). In connection with the Offering, on May 9, 2024 (the “Effective Date”), the Company entered into a Finders Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (“Finder”). Under the Finders Agreement, the Finder was engaged on a non-exclusive basis to introduce potential subscribers that are non-U.S. Person (as defined in Regulation S) to the Offering. The Company has agreed to a fee, to be paid in common stock, equal to 5% of the shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 84,091 shares of its common stock to the Finder under the Finders Agreement.

On August 5, 2024, the Company closed a private placement with two accredited investors relating to the issuance and sale of (i) 340,909 shares of the Company’s common stock at a purchase price of $2.20 per share; (ii) pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant; (iii) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Pre-Funded Warrants were exercised immediately upon issuance and expire when exercised in full at an exercise price of $0.001 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. The aggregate gross proceeds to the Company from the private placement were approximately $1.5 million, before deducting placement agent commissions and estimated offering expenses.

On September 10, 2024, the two investors exercised the Pre-Funded Warrants and the Company issued 340,909 shares. The Series A and Series B common stock warrants are exercisable immediately.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. EQUITY (CONTINUED)

Common Stock (continued)

As of the date of the report, 732,700 restricted stock units have been granted to the Company’s management and staff under the Amended and Restated 2021 Equity Incentive Plan, all of which have vested. For the year ended December 31, 2024, the Company recognized share-based compensation expenses of $1,355,800.

For the year ended December 31, 2024, the Company issued an aggregated 57,077 shares of common stocks to two service providers, and recognized services expenses of $120,000 in the account of general and administrative expenses.

On October 8, 2024, the Company, MPU DE, and MPU Merger Sub, Inc., effected the Redomicile Merger. As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding.

The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

On December 10, 2024, the Company entered into a share repurchase agreement (“Repurchase Agreement”) and a share subscription agreement (“Subscription Agreement”) with Mr. Yucheng Hu, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company effected a reclassification (“Reclassification”) through an issuance of 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”) to Mr. Hu at par value concurrent with the repurchase of 5,933,700 Class A ordinary shares, par value $0.001 (“Class A Shares”) held by Mr. Hu at par value in accordance with the Companies Act (As Revised) of the Cayman Islands and the applicable memorandum and articles of association. The repurchased Class A Shares shall be cancelled and available for future issuance, without affecting the Company’s authorized share capital. The closing of the Repurchase occurred on December 10, 2024.

As of December 31, 2024, the Company has been authorized to issue 100,000,000 shares of Class A Ordinary Shares and10,000,000 Class B Ordinary Shares. As of December 31, 2024, the Company had 34,536,384 shares of Class A Ordinary Shares and 5,933,700 shares of Class B Ordinary Shares issued and outstanding.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. EQUITY (CONTINUED)

Warrants

In connection with the private placement closed on January 17, 2024, the Company issued 2,490,000 warrants to certain investors. Each warrant entitling the holder to purchase one share of common stock at an exercise price of $1.50 per share at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the warrants will expire. No fractional shares of warrants will be issued in connection with any exercise. The number of warrants and the price of warrant may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations, As the warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On January 17, 2024, the relative fair value of the warrants was $1,867,400, calculated using the Black-Scholes pricing model   with the following assumptions:

As of January 17, 2024
Risk-free rate of return	4.02%
Estimated volatility rate	99.86%
Dividend yield	0%
Spot price of underling ordinary share	$2.8
Exercise price	$1.5
Relative fair value of warrant	$1,867,400

In connection with the private placement closed on August 5, 2024, the Company issued (i) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. No fractional shares of warrants will be issued in connection with any exercise. The number of both series of warrants and the price of warrants may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations. As both series of warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On August 5, 2024, the relative fair value of the Series A common stock warrants and Series B common stock warrants were $26,720 and $88,766, respectively, calculated using the Black-Scholes pricing model with the following assumptions:

	August 5, 2024
	Series A Warrants	Series B Warrants
Risk-free rate of return	$3.89%	$3.62%
Estimated volatility rate	136.12%	166.01%
Dividend yield	0%	0%
Spot price of underling ordinary share	$2.07	$2.07
Exercise price	$2.20	$2.20

In addition, the Company also issued pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant. The investors exercised the pre-funded warrants in September 2024 and the Company issued 340,909 shares of common stocks.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

11. INCOME TAXES

Income tax provision (benefit) were comprised of the following:

	For the Years Ended December 31,
	2024	2023	2022
Current income tax provision (benefits)
Federal	$-	$-	$-
State	1,600	4,000	4,800
Foreign	-	83,100	(53,700)
	1,600	87,100	(48,900)
Deferred income tax provision (benefits)
Federal	-	-	-
State	-	-	-
Foreign	(277,000)	-	-
	(277,000)	-	-
Income tax provision (benefits)	$(275,400)	$87,100	$(48,900)

Total income tax provision (benefit) differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

	For the Years Ended December 31,
	2024	2023	2022
Income tax benefits at statutory federal income tax rate	$(2,261,300)	$(976,100)	$(1,290,800)
State tax expense, net of federal benefit	1,600	4,000	4,800
Foreign tax expenses (benefit)	(159,000)	54,700	(38,900)
Impairment of intangible assets	-	-	13,300
Non-taxable income	(383,000)	(284,600)	(35,100)
Others	(14,830)	2,900	-
Impairment on long-term investments	131,530	-	-
Global intangible low tax income	-	173,700	-
Valuation allowance	2,409,000	1,112,500	1,297,800
Income tax provision (benefits)	$(275,400)	$87,100	$(48,900)

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

11. INCOME TAXES (CONTINUED)

Temporary differences and carry-forwards that give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Current and prior year tax losses	$8,168,900	$7,125,100
Deferred interest expense	3,991,300	3,991,300
Basis in deductible goodwill	787,700	853,300
Deferred maintenance, bad debt allowance and other	210,000	210,000
Gross deferred tax assets	13,157,900	12,179,700
Valuation allowance	(13,157,900)	(12,174,000)
Deferred tax assets, net of valuation allowance	$-	$5,700
Deferred tax liabilities:
Others	-	(5,700)
Deferred tax liabilities	-	(5,700)
Deferred tax assets, net of valuation allowance	$-	$-

Reported as:

	December 31, 2024	December 31, 2023
Deferred tax assets	$13,157,900	$12,179,700
Deferred tax liabilities	-	(5,700)
Valuation allowance	(13,157,900)	(12,174,000)
Net deferred tax assets	$-	$-

Consolidated deferred federal income taxes arise from temporary differences between the valuation of assets and liabilities as determined for financial reporting purposes and federal income tax purposes and are measured at enacted tax rates. The Company’s deferred tax items are measured at an effective tax rate (federal and state blended rate net of federal benefit) of 21.00% and 21.05% respectively as of December 31, 2024 and 2023 for the United States and 17% and 17% as of December 31, 2024 and 2023 for Singapore.

The current year federal operating loss carryovers of approximately $5.6 million will be available to offset 80% of annual taxable income in future years. Approximately $3.2 million of federal net operating loss carryovers may be carried forward through 2037 and the remaining $29.3 million federal net operating loss carryovers may be carried forward indefinitely. The current year California operating loss carryovers of approximately $0.4 million will be available to offset taxable income in future years through 2042. As discussed below, the Company does not expect to utilize the net operating loss carryovers remaining at December 31, 2023 in future years.

During the year ended December 31, 2024, the Company had pre-tax loss from domestic sources of approximately $5.3 million and pre-tax loss from foreign sources of approximately $5.5 million. The Company had pre-tax loss from domestic sources of approximately $5.6 million and pre-tax loss from foreign sources of approximately $0.7 million for the year ended December 31, 2023. The year-over-year decrease in profit before taxes is mostly driven by the increase business expenses invested in Singapore for its new short-drama business and the acquisition expenses of Yuder Pte, Ltd.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

11. INCOME TAXES (CONTINUED)

As of December 31, 2024, the Company has a full valuation allowance of approximately $13.2 million against its net deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences, for which realization cannot be considered more likely than not at this time. In assessing the need for a valuation allowance, the Company considered all positive and negative evidence, including taxable loss occurred in recent years, scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance. Recent negative operating result has caused the Company to be in a cumulative loss position as of December 31, 2024.

As of December 31, 2023, the Company had a valuation allowance of approximately $12.2 million, which fully offsets its net deferred tax assets.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is subject to federal income tax and state income tax audit for its operations in the United States, and income tax audit in other jurisdictions. At December 31, 2024 and 2023, the Company had a balance of accrued tax, penalties and interest totaling $nil and $44,600 related to unrecognized tax benefits on its non-U.S. operations included in the Company’s accounts and taxes payable. The Company’s accrual tax balance decreased by 44,600 due to the dissolution of JMC group. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31, 2024	December 31, 2023
Balance at January 1	$44,600	$56,100
Additions for prior years’ tax positions	-	2,700
Reductions due to settlements	(44,600)
Reductions from expiration of statute of limitations	-	(14,200)
Balance at December 31	$-	$44,600

The Company accounts for interest related to uncertain tax positions as interest expense, and for income tax penalties as tax expense.

12. RELATED PARTIES

For the year ended December 31, 2024, the Company made loans of $850,000 to Quleduo, which is an equity investee of the Company (Note 7). Among the loans of $850,000, $300,000 of the loans bore interest rate of 8% per annum and remaining $550,000 of the loans were interest free. The loans were repayable in 12 months from the lending. The loans were made to support the operating activities of the equity investee.

For the year ended December 31, 2024, the Company recognized interest income of $16,000. As of December 31, 2024, the Company had balance of $866,000 due from Quleduo which was comprised of loan principal of $850,000 and interest receivable of $16,000.

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

13. OPERATING SEGMENTS

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

Upon acquisition of FunVerse in January 2024, the Company commenced its short drama streaming platform business, and ceased its solo-staking activities in March 2024. During the year ended December 31, 2024, the Company classified solo-staking activities as non-operating activities. Accordingly, for the year ended December 31, 2024, the Company had one business segment, which is short drama streaming platform business. All revenues, cost of revenues and operating expenses were attributable to short drama streaming platform business for the year ended December 31, 2024.

For the years ended December 31, 2023 and 2022, the financial performance were contributed by the Company’s disposed business including (i) solo-staking activities and (ii) leasing of regional aircraft business.

The following tables present summary information of operations by geographical area for the year ended December 31, 2024.

	For the Year Ended December 31, 2024
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$13,427,900	$11,645,300	$4,399,700	$2,113,900	$31,586,800
Online advertising services	-	3,698,500	-	-	3,698,500
Content licensing	-	898,700	-	-	898,700
Total	$13,427,900	$16,242,500	$4,399,700	$2,113,900	$36,184,000

MEGA MATRIX INC.

(Successor of Mega Matrix Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

14. COMMITMENTS AND CONTINGENCIES

In the ordinary course of the Company’s business, the Company may be subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company believes that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on the Company’s business, financial condition, liquidity or results of operations.

15. SUBSEQUENT EVENTS

On February 18, 2025, the Company entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20,000,000. Under the Agreement, the Manager may sell the Shares by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on or through NYSE American, the existing trading market for our Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Capitalized terms used but not defined herein shall have the same meanings as ascribed to them in the Agreement.

The Company will pay the Manager a commission of 3.0% of the aggregate gross proceeds from each sale of Shares. The Company has also agreed to reimburse the Manager for certain specified expenses, including the fees and disbursements of Manager’s legal counsel in an amount not to exceed $75,000. The Company shall also reimburse the Manager for Manager’s counsel’s fees in connection with each due diligence update session, up to $3,500 per session for a Periodic Interim Report and $5,000 per session for a Form 20-F, new Registration Statement, Prospectus, Prospectus Supplement, or an amendment to this Agreement, plus any incidental expenses incurred by the Manager in connection therewith.