Form 20-F
period 2025-12-31
Mega Matrix Inc
filed 2026-04-16
CIK 1953021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,926,888 Class A Ordinary Shares were outstanding, 2,809,977 Class B Ordinary Shares were outstanding and 3,123,723 Class C Ordinary Shares were outstanding as of December 31, 2025.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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

Unless otherwise stated in this Form 20-F, and except where the context otherwise requires and for the purposes of this report only:

●	“Company,” “we,” “MPU Cayman,” “us,” and “our” refer to the combined business of Mega Matrix Inc., formerly known as Marsprotocol Inc., an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries, except where expressly noted otherwise or the context otherwise requires;

●	“Class A Shares” or “Class A Ordinary Shares” means Class A Ordinary Shares of MPU Cayman with a par value of $0.001 and entitled to one (1) vote per share;

●	“Class B Shares” means Class B Ordinary Shares of MPU Cayman with a par value of $0.001 and entitled to one hundred (100) votes per share;

●	“Class C Shares” means Class C Ordinary Shares of MPU Cayman with a par value of $0.001 and entitled to fifty (50) votes per share;

●	“Digital Asset” refers to any computer-generated math-based and/or cryptographic protocol that may, among other things, be used to buy and sell goods or pay for services. Cryptocurrency and stablecoin represent a type of digital asset;

●	“Exchange Act” refers the Securities Exchange Act of 1934, as amended;

●	“FunVerse” refers to FunVerse Holding Limited, the MPU DE’s wholly-owned subsidiary, a company incorporated under the laws of British Virgin Islands company;

●	“MPU DE” refers to Mega Matrix Corp., a Delaware corporation and wholly-owned subsidiary of MPU Cayman after the Redomicile Merger;

●	“MPU Merger Sub” refers to MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman before the Redomicile Merger;

●	“MTP” refers to the MPU DE’s wholly-owned subsidiary Marsprotocol Technologies Pte. Ltd., a Singapore exempt private company limited by shares;

●	“Ordinary Shares” means Class A Shares, Class B Shares and Class C Shares;

●	“Redomicile Merger” means the redomicile merger consummated on October 8, 2024, pursuant to which MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly owned subsidiary of MPU Cayman. The merger was conducted in accordance with the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024, which was approved by MPU DE stockholders on September 25, 2024;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“SDP” refers to the FunVerse’s wholly-owned subsidiary, Saving Digital Pte. Ltd., a Singapore exempt private company limited by shares; and

●	“Yuder” refers to FunVerse’s wholly-owned subsidiary, Yuder Pte, Ltd., a Company incorporated under the laws of Singapore.

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

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This report and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our ability to purchase Bitcoin (“BTC”), Ethereum (“ETH” or “Ether”), Ethena governance token (“ENA”), stablecoins, or other crypto assets at the price that we want;

●	our ability to reinitiate the ETH staking business;

●	our ability to implement the strategic expansion into the stablecoin sector;

●	our ability to obtain additional financing in the future to fund capital expenditures and our digital assets treasury reserve strategy and ability to create value;

●	our ability to secure sufficient funding to support our current and proposed operations;

●	our ability to manage our working capital requirements efficiently;

●	the possibility that any of our new lines of businesses do not perform or operate as anticipated;

●	the impact of certain industry trends on our performance;

●	our ability and our customers’ ability to comply with applicable government and regulatory requirements in the numerous jurisdictions in which we and our customers operate;

●	our cyber vulnerabilities and the anticipated effects on us if a cybersecurity threat or incident were to materialize;

●	general economic, market, political and regulatory conditions, including anticipated changes in these conditions and the impact of such changes on customer demand and other facets of our business;

●	the impact of any of the foregoing on the prevailing market price and trading volume of our Class A Ordinary Shares;

●	the ongoing development of our short drama streaming business and our ability to continue development of our short drama streaming business model outside of the United States;

●	our ability to continue to be in compliance with the development of applicable regulatory regulations in connection with data, intellectual property and short video industry;

●	our ability and our film makers’ ability to comply with applicable government and regulatory requirements in the numerous jurisdictions in which we and our film makers operate;

●	future operating or financial results;

●	future payments of dividends, if any, and the availability of cash for payment of dividends, if any;

●	future acquisitions, business strategy and expected capital spending;

●	assumptions regarding interest rates and inflation;

●	ability to attract and retain senior management and other key employees;

●	ability to manage our growth;

●	fluctuations in general economic and business conditions;

●	financial condition and liquidity, including our ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

●	estimated future capital expenditures needed to preserve our capital base;

●	the ability to meet the NYSE American continuing listing standards, and the potential delisting of our securities from NYSE American;

●	potential changes in the legislative and regulatory environments;

●	a lower return on investment; and

●	potential volatility in the market price of our securities.

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

v

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

We are also considered a “foreign private issuer” within the meaning of the rules under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16(d) of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American in respect of the following:

●	the majority independent director requirement under Section 803 of the NYSE American LLC Company Guide;

●	the requirement under Section 803 of the NYSE American LLC Company Guide that an audit committee must be comprised of at least three members; and

●	the requirement under Section 713 of the NYSE American LLC Company Guide, to seek shareholder approval for the issuance of more than 20% of our outstanding shares at a price less than the Minimum Price (as defined in Section 713(c) therein).

Risk Relating to Our Short Video Drama Business

Risks and uncertainties related to our short video drama business and industry include, but are not limited to, the following:

●	We will need to raise additional capital or financing to continue to execute and expand our business.

●	Expansion of the Company’s operations into new products, services and technologies, including content categories, is inherently risky and may subject it to additional business, legal, financial and competitive risks.

●	If our efforts to attract and retain users are not successful, our business will be adversely affected.

●	If we do not continuously provide value to our users, including making improvements to our service in a manner that is favorably received by them, our revenue, results of operations and business will be adversely affected.

●	If we fail to grow and maintain our active user base, our business, financial condition and operating results may be materially and adversely affected.

●	Our advertising offering is new and subject to various risks and uncertainties, which may adversely affect our business.

●	We rely on our business collaborations with third parties, including major digital distribution platforms and mobile device manufacturers, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

●	We may be subject to notices or complaints alleging, among other things, our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.

●	We have international operations and plan to continue expanding our operations globally. We may face challenges and risks presented by our growing global operations, which may have a material and adverse impact on our business and operating results.

●	Our product development and monetization strategies are highly dependent on our technology capabilities and infrastructure. If the amount of user data generated on our products declines, or if we fail to enhance or upgrade our technologies at a competitive pace, the effectiveness of our business model may be harmed and our operating results may be materially and severely affected.

●	If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

●	We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.

●	We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.

●	Yuder, as a Singapore-based company, is subject to laws and regulations of Singapore and each jurisdiction where our services are offered. Our operations require us to apply for specific licenses with Singapore authorities.

●	Our efforts to secure necessary licenses and comply with regulatory standards are facing challenges, including the possibility that licenses may not be granted, or could be revoked or not renewed by regulatory authorities.

●	Information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

●	Our compliance with regulatory requirements demands significant operational and financial resources.

●	We face challenges in continuously monitoring and adapting to the varied regulatory environments across the various jurisdictions where we operate.

●	We may encounter restrictions or outright bans in certain jurisdictions if we fail to comply with local regulations or content standards.

Risks Related to our Digital Assets Treasury Reserve Strategy and Staking

Risks and uncertainties related to our Digital Assets Treasury Reserve Strategy and Staking include, but are not limited to, the following:

●	Digital Assets have historically experienced, and are expected to continue to experience, high price volatility which may influence our financial results and the market price of our Class A Ordinary Shares.

●	Our operating results will be dependent on the price of Digital Assets that we own. If such price declines, our business, operating results, and financial condition would be adversely affected.

●	Digital Assets are novel assets, and are subject to significant legal, commercial, regulatory, and technical uncertainty.

●	Disruptions in the Digital Asset Market may adversely affect the ENA holdings and an investment in us.

●	Future regulatory changes are impossible to predict.

●	The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of Digital Assets.

●	Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our Digital Asset holdings.

●	Pricing sources and valuation methodologies may not reflect realizable values in stress.

●	The availability of spot ETPs for Bitcoin and other Digital Assets may adversely affect the market price of our Class A Ordinary Shares.

●	We have recently announced our new Digital Assets treasury reserve strategy, and we may be unable to successfully implement it.

●	Our Digital Asset treasury strategy subjects us to enhanced regulatory oversight.

●	Due to the currently unregulated nature and lack of transparency surrounding the operations of many Digital Assets trading venues, Digital Asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Digital Asset trading venues and adversely affect the value of the Digital Assets that we hold.

●	There is the possibility that one or more blockchain networks related to the Digital Assets we hold could be manipulated.

●	The concentration of our ENA holdings could enhance the risks inherent in our Digital Asset treasury strategy.

●	Our Digital Asset holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

●	If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Digital Assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Digital Assets and our financial condition and results of operations could be materially adversely affected.

●	We face risks relating to the custody of our Digital Assets, including the loss or destruction of private keys required to access our Digital Assets, and cyberattacks or other data loss relating to our Digital Assets.

●	Re-staking and smart contract rehypothecation may layer risks.

●	If Digital Assets that we hold are determined to constitute a security for purposes of the federal securities laws, such holdings could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the ICA, and could adversely affect the market price of our Class A Ordinary Shares.

●	We may be subject to regulatory developments related to Digital Assets and Digital Asset markets, which could adversely affect our business, financial condition, and results of operations.

●	We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

●	Our Digital Asset treasury strategy exposes us to risk of non-performance by counterparties

●	Our custodially-held Digital Assets may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

●	A temporary or permanent blockchain “fork” to a Digital Asset blockchain network could adversely affect our business.

●	The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

●	Staking introduces a risk of loss of Digital Assets we stake, which could adversely affect the value of our Class A Ordinary Shares.

●	Validator concentration and correlated infrastructure failures could amplify losses.

●	Staked Digital Assets may be inaccessible for a variable period of time, determined by a range of factors, which could result in certain liquidity risk to the Company.

●	Liquid staking tokens may deviate from underlying value and introduce additional risks.

●	The Company will be dependent on third parties to effectively execute the Company’s Staking arrangements.

●	The regulatory landscape surrounding Staking may change.

●	Token unlocks and supply overhang may pressure prices and liquidity.

●	Some Digital Assets do not have a cap on supply.

●	A disruption of the Internet may affect Digital Asset network operations, which may adversely affect the Digital Asset industry and an investment in us.

●	Blockchain networks’ decentralized governance structures may negatively affect their ability to grow and respond to challenges.

●	Tax treatment of certain digital asset activities remains uncertain.

Risks Related to our Company and our Securities

We are also subject to risks and uncertainties related to our company and securities, including, but not limited to, the following:

●	The ownership of our stock is highly concentrated in our management, and we have two controlling stockholders.

●	We have a limited operating history in new short video drama business, so there is a limited track record on which to judge our business prospects and management.

●	User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

●	We will need to raise additional capital or financing to continue to execute and expand our business.

●	Our business depends on the continuing efforts of our management. If it loses their services, our business may be severely disrupted.

●	We may not be able to prevent or timely detect cyber security breaches and may be subject to data, security and/or system breaches which could adversely affect our business operations and financial conditions.

●	We do not maintain commercial insurance to cover loss of digital assets.

x

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	We are subject to various laws relating to foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

●	As of December 31, 2025, our internal control over financial reporting was ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our Class A Ordinary Shares may decline, and we may be subject to increased risks and liabilities.

●	Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

●	The trading prices of our Class A Ordinary Shares could be volatile, which could result in substantial losses to our shareholders and investors.

●	If our Class A Ordinary Shares becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

●	An active trading market for our Class A Ordinary Shares may not develop, and you may not be able to easily sell your Class A Ordinary Shares.

●	If we do not continue to satisfy the NYSE American continued listing requirements, our Class A Ordinary Shares could be delisted.

●	Sales of a significant number of our share in the public market, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares.

●	We cannot predict the impact our multi-class share structure may have on the stock price of our Class A Ordinary Shares.

●	Cayman Islands economic substance requirements may have an effect on our business and operations.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors of our Class A Ordinary Shares.

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

Risks Related to our Short Video Drama Business

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

Historically, the Company’s operations have been focused on third-party management service contracts for aircraft operations, NFT gaming, staking as a service, and solo-staking, which operations have ceased. Expansion of the Company’s operations and its marketplace into additional products and services, such as short video drama involve numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spending to achieve customer awareness of these new products and services. Growth into additional content, product, and service areas may require changes to the Company’s existing business model and cost structure and modifications to its infrastructure and may expose the Company to new regulatory and legal risks, any of which may require expertise in areas where the Company has little or no experience. There is no guarantee that the Company will be able to generate sufficient revenue from sales of such products and services to offset the costs of developing, acquiring, managing and monetizing such products and services and the Company’s business may be adversely affected.

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

Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. FlexTV APP was launched in 2023 and over 960 short dramas have been released since October 2023. We intend to continue to produce new short dramas and other contents and services to enlarge our active user base. Our ability to roll out new short video dramas and services depends on a number of factors, including engaging new talents, high-quality contents, as well as correctly analyzing and predicting users’ interests and demands for content using our big data analytical capabilities. If we fail to correctly analyze and predict users’ interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease, which in turn may impact our fee-based subscription and our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditure involved in such development. Our quarterly results may also experience significant fluctuations as we continue to invest in the development of new products and services.

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

Risks Related to our Digital Assets Treasury Reserve Strategy and Staking

While all investments entail a risk of loss of capital, investments in digital assets such as ENA, BTC, ETH, and other cryptocurrencies, tokens, and rights of a similar nature (collectively referred to as, “Digital Assets”) should be considered substantially more speculative and significantly more likely to result in a loss, including a total loss of capital, than many other forms of investment. The investment characteristics of Digital Assets differ from those of many traditional currencies, commodities, and securities. A particular Digital Asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a Digital Asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.

On March 17, 2026, the SEC and the Commodity Futures Trading Commission issued a joint interpretation clarifying how the federal securities laws apply to certain crypto assets and transactions (“Interpretation”). By assessing how the assets derive their value and whether a purchaser would reasonably expect profits from essential managerial efforts, the SEC classifies crypto assets into five categories based on their characteristics, uses and functions: (i) digital commodities; (ii) digital collectibles; (iii) digital tools; (iv) stablecoins; and (v) digital securities. It clarifies that digital commodities, digital collectibles, digital tools, and certain stablecoins are not themselves securities, but notes that those assets may be offered and sold subject to an investment contract, which itself is a security.  Although most forms of crypto assets are not themselves securities under the Interpretation, it explains that a “non-security crypto asset” may nonetheless become “subject to an investment contract when an issuer offers it by inducing an investment of money in a common enterprise with representations or promises to undertake essential managerial efforts from which a purchaser would reasonably expect to derive profits.”

The classification of a Digital Asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. Certain Digital Assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Further, various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of Digital Assets as “securities.

We have adopted risk-based policies and procedures to analyze whether the Digital Assets that we hold and sell for our own account could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular Digital Asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the Digital Assets mined, staked, and/or held by us are deemed as securities in a relevant jurisdiction, it could limit distributions, transfers, or other actions involving such Digital Assets in the global markets.

Digital Assets have historically experienced, and are expected to continue to experience, high price volatility which may influence our financial results and the market price of our Class A Ordinary Shares.

We commenced purchase of digital assets, including Ethna (“ENA”), Bitcoin (“BTC”) and Ethereum (“ETH”) to hold as a treasury reserve asset. Digital Assets like ENA, BTC, and ETH have historically experienced, and are expected to continue to experience, high price volatility. According to CoinMarketCap, our principal market, historic prices for ENA ranged between approximately $0.1858 and $0.8652 for six months ended December 31, 2025, with annual volatility of 87.26%. historic prices for BTC ranged between approximately $80,659.81 and $126,198.07 for the six months ended December 31, 2025, with annual volatility of 25.74%. Such price fluctuations are likely to influence our financial results and the market price of our Class A Ordinary Shares. Our financial results and the market price of our Class A Ordinary Shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of Digital Assets we hold decrease substantially, including as a result of:

●	decreased user and investor confidence in digital assets, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of digital assets by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for digital assets or spot digital asset ETPs;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Digital Assets or the broader Digital Assets industry;

●	changes in consumer preferences and the perceived value or prospects of Digital Assets;

●	competition from other Digital Assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other Digital Assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for digital assets purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price Digital Assets like ENA, a stablecoin governance token, and other digital assets like BTC or ETH, or adversely affect investor confidence in Digital Assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of BTC from BTC wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of BTC;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for Digital Assets, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other Digital Asset industry participants;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Digital Assets, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other Digital Assets industry participants from operating in a manner that allows them to continue to deliver services to the Digital Assets industry;

●	further reductions in mining rewards of Digital Assets, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate digital assets transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Digital Asset networks;

●	transaction congestion and fees associated with processing transactions on the cryptocurrency blockchain network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the cryptocurrency blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

Our operating results will be dependent on the price of Digital Assets that we own. If such price declines, our business, operating results, and financial condition would be adversely affected.

A decline in the market value of Digital Assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our Digital Assets, the number of transactions on the relevant blockchain network and, as such, the opportunities to earn block rewards and transaction fees, and could adversely affect our business, operating results and financial condition. Any decline in the volume of Digital Asset transactions, the price of Digital Assets, or market liquidity for Digital Assets generally may adversely affect our operating results. As part of our Digital Asset treasury strategy, we will have significant investments in ENA, BTC, ETH, and other Digital Assets. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of Digital Asset, and financial contracts linked to thereto.

The price and trading volume of any Digital Asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Future fluctuations in trading prices of the Digital Assets that we hold may increase the price volatility or affect the value of Digital Assets we acquire or hold, which could materially and adversely affect our business operations, financial performance, and prospects. There is no assurance that any Digital Asset will maintain its value or that there will be meaningful levels of trading activities to support markets in any Digital Asset.

Digital Assets are novel assets, and are subject to significant legal, commercial, regulatory, and technical uncertainty.

Digital Assets, including but not limited to, stablecoin governance tokens like ENA are relatively novel and are subject to rapidly evolving legal, commercial, regulatory, and technical landscapes. Because the application of federal and state securities and other applicable laws, regulations, and rules (“Applicable Law”) remain unsettled in several material respects, there is substantial risk that a governmental or regulatory authority could adopt or interpret Applicable Law in a manner that adversely affects the price of Digital Assets. Increased regulatory scrutiny may result in additional costs for us and may require our management team to devote increased time and attention to regulatory matters, change aspects of our business, or result in limits on the utility of Digital Assets. Moreover, the regulatory landscape with respect to Digital Assets is rapidly changing and we may be required to comply with any new laws, regulations, or interpretations, which may result in heightened regulatory and compliance related costs, litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with Applicable Law may have an adverse effect on our reputation, brand, our business, operating results, and financial condition. Further, if any of our Digital Assets are determined to constitute a security for purposes of U.S. federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of the Digital Assets we hold.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Digital Assets or the ability of individuals or institutions such as us to own or transfer Digital Assets. Regulatory authorities have been evolving in their approach to Digital Assets. It is not possible to predict whether, or when, any of these developments will lead to U.S. Congress granting additional authorities to the SEC or other regulators, or whether any other federal, state, or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of Digital Asset markets to function or the willingness of financial and other institutions to continue to provide services to the Digital Assets industry, nor how any new regulations or changes to existing regulations might impact the value of Digital Assets generally and any Digital Assets we hold specifically. The consequences of increased regulation of Digital Assets and Digital Asset-related activities could adversely affect the market price of any Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares.

Moreover, the risks of engaging in a Digital Asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the Digital Assets industry in general, and the use and acceptance of stablecoin governance tokens like ENA, in particular, may also impact the price of stablecoin governance tokens and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Digital Assets may depend, for instance, on public familiarity with Digital Assets, ease of buying, accessing, or gaining exposure to digital assets, institutional demand for digital assets as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Digital Assets as a means of payment, and the availability and popularity of alternatives to Digital Assets. Even if growth in Digital Asset adoption occurs in the near or medium-term, there is no assurance that usage of Digital Assets we hold, including ENA, BTC, and ETH, will continue to grow over the long-term.

Because Digital Assets have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to the blockchain could also impact the price of any given Digital Asset. For example, malicious attacks by miners, inadequate staking and/or mining fees to incentivize validating of digital asset transactions, hard “forks” of the blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the blockchain and negatively affect the price of the Digital Assets. The liquidity of Digital Assets may also be reduced and damage to the public perception of stablecoin governance tokens may occur, if financial institutions were to deny or limit banking services to businesses that hold stablecoin governance tokens or accept stablecoins as payment, which could also decrease the price of stablecoins. Similarly, the open-source nature of the blockchain networks mean the contributors and developers of the blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the blockchain could adversely affect the blockchain and negatively affect the price of the related Digital Assets.

The liquidity of Digital Assets may also be impacted to the extent that changes in Applicable Laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Digital Assets.

Disruptions in the Digital Asset Market may adversely affect the ENA holdings and an investment in us.

Digital Assets and Digital Asset markets are extremely volatile and any sustained or acute disruptions in Digital Asset markets could materially and adversely affect the value and liquidity of our Digital Asset holdings. Digital Asset markets have experienced, and may continue to experience, periods of extreme stress, including rapid price declines, trading halts, exchange failures, limited liquidity, and sharp reductions in network activity. Such disruptions have, and may in the future, reduce the market value and liquidity of our ENA holdings and have a negative impact on the economics and reliability of our activities, whether such disruptions are related to the Ethena protocol or not. If such disruptions occur, we may not be able to monetize or rebalance positions without a materially adverse price impact. Additionally, sharp declines in the value of ENA could also affect our ENA used as collateral and we may be forced to liquidate our ENA at unfavorable prices. Volatile and illiquid markets with respect to ENA may also impair our ability to borrow against our ENA holdings or may require us to borrow against our ENA holdings at unfavorable terms. here can be no assurance that liquidity in ENA markets will be sufficient when needed, that staking activities will remain economic or accessible, or that we will be able to mitigate the financing and liquidity impacts of Digital Asset market disruptions. The occurrence of any of the foregoing could also increase the volatility of our reported financial results and adversely affect the market price of our securities.

Future regulatory changes are impossible to predict.

Given the growth in popularity and size of the Digital Asset industry, the U.S. Congress and U.S. federal agencies have recently focused on establishing a clear framework for the regulation of Digital Assets. In the past, the SEC has brought several enforcement actions against Digital Asset market participants, including U.S.-based Digital Asset exchanges and Digital Asset issuers, for alleged violations of U.S. securities laws. However, the current administration has taken steps to position the U.S. as a global leader in the Digital Asset industry, resulting in the creation of an interagency working group that aims to propose a regulatory framework for Digital Assets in the United States.

The U.S. Congress has taken measures to introduce legislation aimed at providing clear laws relating to digital assets. Whether new legislation will be introduced remains uncertain, and it is not clear to what extent we and/or any issuer of Digital Assets we hold will be materially and adversely affected by any new laws and regulations. Separately, the SEC has established a “Crypto Task Force” to focus on providing clear guidance with respect to the application of U.S. federal securities laws in the context of Digital Assets generally, as well as for Digital Asset developers and intermediaries.

The evolving regulatory landscape creates uncertainty for the Company, as new regulations or changes to existing regulations could materially and adversely affect our business operations, financial condition, and results of operations. The effect of any future regulatory change on the Company is impossible to predict, but such change could be substantial and adverse.

The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of Digital Assets.

The introduction of a federal and state government-issued digital currency could eliminate or reduce the need or demand for private-sector issued cryptocurrencies, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for Digital Assets, and change consumer preferences and the perceived value or prospects of Digital Assets.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our Digital Asset holdings.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of Digital Assets.

The price of Digital Assets such as ENA, BTC, and ETH has historically been subject to dramatic price fluctuations and is highly volatile. We expect to determine the fair value of our Digital Assets based on quoted (unadjusted) prices on the Coinbase exchange, and following early adoption of ASU 2023-08, will be required to measure our Digital Asset holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Digital Asset in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our Class A Ordinary Shares. Conversely, any sale of Digital Assets at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Due in particular to the volatility in the price of Digital Assets such as ENA, BTC, and ETH, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Digital Assets on our balance sheet.

Because we intend to purchase Digital Assets in future periods and increase our overall holdings of Digital Assets, we expect that the proportion of our total assets represented by our digital assets will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

Pricing sources and valuation methodologies may not reflect realizable values in stress.

Our digital asset valuations depend on third-party pricing sources and principal trading venues, which may experience outages, errors, manipulation, fragmented liquidity, or methodological changes. During stressed or illiquid conditions, available quotations may not reflect realizable values, and we may be required to apply alternative valuation methods that could materially affect reported results.

The availability of spot ETPs for Bitcoin and other Digital Assets may adversely affect the market price of our Class A Ordinary Shares.

Although BTC and other Digital Assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to BTC through traditional investment channels, and instead generally were only able to hold BTC through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of Digital Assets, general lack of familiarity with the processes needed to hold Digital Assets directly, as well as the potential reluctance of financial planners and advisers to recommend direct Digital Asset holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to BTC and other Digital Assets through investment vehicles that hold BTC and other Digital Assets and issue shares representing fractional undivided interests in their underlying Digital Asset holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Digital Assets.

On January 10, 2024, the SEC approved the listing and trading of spot Bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of approximately $4.6 billion on the first trading day. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. To the extent investors view our Class A Ordinary Shares as providing exposure to Digital Assets, it is possible that the value of our Class A Ordinary Shares may also have included a premium over the value of our Digital Assets due to the prior scarcity of traditional investment vehicles providing investment exposure to Digital Assets or may be subject to declined due to investors now having a greater range of options to gain exposure to Digital Assets and investors choosing to gain such exposure through spot ETPs rather than our Class A Ordinary Shares. The possible listing and subsequent trading of spot ETPs for other Digital Assets offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of Digital Assets as well as a decline in the value of our Class A Ordinary Shares relative to the value of our Digital Assets.

Although we are an operating company with short drama streaming business, and we believe we offer a different value proposition than a passive Digital Asset investment vehicle such as a spot Bitcoin ETP or a spot ETH ETP, investors may nevertheless view our Class A Ordinary Shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot BTC ETP instead of our Class A Ordinary Shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Digital Assets that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot ETPs, we (i) do not seek for our shares to track the value of the underlying Digital Assets we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Regulation M, and other securities laws, which enable spot ETPs to continuously align the value of their shares to the price of the underlying Digital Assets they hold through share creation and redemption, (iii) are a Cayman Islands corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our Digital Asset holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our Class A Ordinary Shares. Based on how we are viewed in the market relative to ETPs, and other vehicles that offer economic exposure to digital assets, such as Bitcoin futures ETFs and leveraged BTC futures ETFs, any premium or discount in our Class A Ordinary Shares relative to the value of our Digital Asset holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for Digital Assets on U.S. national securities exchanges could have a material adverse effect on the market price of our Class A Ordinary Shares.

We have recently announced our new Digital Assets treasury reserve strategy, and we may be unable to successfully implement it.

Our Digital Asset treasury reserve strategy has only been recently approved by our Board. Our Board also approved the restart of our ETH staking business, and in the future may extend staking to other Digital Assets, and the exploration of a broader Web3-foscused strategy. Although protocol staking is currently not deemed a securities activity, based on the joint interpretation issued by the SEC and the Commodity Futures Trading Commission on March 17, 2026, which clarified that protocol staking activities involving the locking or staking of digital commodities to provide validation services in exchange for rewards are not subject to federal securities laws, there is no assurance that we will be able to successfully implement this new strategy or operate Digital Asset-related activities at the scale or profitability currently anticipated. Successfully implementing this strategy may present organizational and infrastructure challenges, and we may not be able to fully implement or realize the intended benefits of our strategy. There can be no assurance that we will be successful in implementing its new business strategy. In addition, moving to a new business strategy may result in a loss of established efficiency, which may have a negative impact on our business. We may also face an increased amount of competition as we attempt to expand and grow its business, which may negatively impact our results of operations, cash flows and financial condition.

Our Digital Asset treasury strategy subjects us to enhanced regulatory oversight.

While the Interpretation has clarified that the Digital Assets that we hold are not securities under the Securities Act, we may in the future, purchase other Digital Assets that may be deemed to be securities. In the event any of the Digital Assets we hold in the future are classified as securities, we could face significant regulatory and compliance challenges.

In addition, there has been increasing focus on the extent to which Digital Assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our Digital Assets through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Digital Assets from bad actors that have used Digital Assets to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Digital Assets by us may be restricted or prohibited.

We may consider issuing debt or other financial instruments that may be collateralized by our Digital Assets. We may also consider pursuing strategies to create income streams or otherwise generate funds using our Digital Assets. These types of Digital Asset-related transactions are the subject of enhanced regulatory oversight and may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting digital assets, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in Digital Assets.

In addition, private actors that are wary of digital assets or the regulatory concerns associated with Digital Assets may in the future take further actions that may have an adverse effect on our business or the market price of our Class A Ordinary Shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many Digital Assets trading venues, Digital Asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Digital Asset trading venues and adversely affect the value of the Digital Assets that we hold.

Digital Asset trading venues are relatively new and, in some cases, currently unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many digital assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Digital Asset trading venues, including prominent exchanges that handle a significant volume of ENA, BTC, and ETH trading and/or are subject to regulatory oversight, in the event one or more digital asset trading venues cease or pause for a prolonged period the trading of ENA, BTC, ETH, or other Digital Assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019, there were reports claiming that 80-95% of BTC trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Any actual or perceived false trading in the BTC market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of the Digital Assets we hold. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Digital Assets and the broader Digital Asset ecosystem and greater volatility in the price of Digital Assets. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of BTC, ETH, and other Digital Assets significantly declined. As the price of our Class A Ordinary shares is affected by the value of our Digital Asset holdings, the failure of a major participant in the Digital Asset ecosystem could have a material adverse effect on the market price of our Class A Ordinary Shares.

There is the possibility that one or more blockchain networks related to the Digital Assets we hold could be manipulated.

If a malicious actor or a group of malicious actors obtain control of more than 50% of the processing power dedicated to mining on a blockchain network, they may be able to alter or manipulate the blockchain network on which such blockchain network and most Digital Asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor(s) could control, exclude or modify the ordering of transactions, though it could not generate new Digital Assets or transactions using such control. The malicious actor could “double-spend” its own Digital Asset (i.e., spend the same Digital Asset in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor did not yield its control of the processing power on a blockchain network or the effected Digital Asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain network and ledger may not be possible. To the extent that a Digital Asset ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Digital Asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on a digital asset network will increase.

The concentration of our ENA holdings could enhance the risks inherent in our Digital Asset treasury strategy.

The concentration of our ENA holdings limit the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our ENA acquisition strategy. Any future significant declines in the price of ENA and other Digital Assets that we hold would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Our Digital Asset holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

Historically, the Digital Assets markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Digital Assets at favorable prices or at all. For example, a number of BTC trading venues temporarily halted deposits and withdrawals in 2022. As a result, our Digital Asset holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, the Digital Assets we intend to hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Digital Assets, or otherwise generate funds using our Digital Asset holdings, including in particular during times of market instability or when the price of a Digital Asset has declined significantly. If we are unable to sell any of our Digital Assets, enter into additional capital raising transactions using any of our Digital Assets as collateral, or otherwise generate funds using our Digital Assets holdings, or if we are forced to sell our Digital Assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Digital Assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Digital Assets and our financial condition and results of operations could be materially adversely affected.

Our Digital Assets are or will be held in custody accounts at Matrixport Cactus Custody. However in the future, we may engage other custodians for our Digital Assets. We could have a high concentration of Digital Assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, comprised access credentials, malware, or cyberattacks. Security breaches and cyberattacks are of particular concern with respect to our Digital Asset holdings. Digital Assets and the entities that provide services to participants in the Digital Asset ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading Digital Asset exchange and reportedly stole over $400 million in Digital Assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our Digital Assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Digital Assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with Digital Assets or companies that operate blockchain networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of the cryptocurrency network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Digital Assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and Digital Assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the cryptocurrency industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face risks relating to the custody of our Digital Assets, including the loss or destruction of private keys required to access our Digital Assets, and cyberattacks or other data loss relating to our Digital Assets.

We hold our Digital Assets with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our Digital Assets among our custodians, and our Digital Assets holdings may be concentrated with a single custodian from time to time. In light of the significant amount of Digital Assets (e.g., ENA) we anticipate that we may hold, we continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Digital Assets as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of Digital Asset custodians that we believe can safely custody our Digital Assets, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our Digital Assets, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. In addition, holding our Digital Assets with regulated custodians could affect the availability of receiving Digital Assets that may result from “forks” of the blockchain networks if our custodians are unable to support or otherwise provide us with such Digital Assets, thereby reducing the amount of Digital Assets we may hold as a result. While our custodians carry insurance policies to cover losses for commercial crimes, cyber and cold storage, the policy limits vary per provider and would be shared among all of their customers, and subject to various limitations and exclusions (such as if a loss arises due to our failure to protect our login credentials and devices). The insurance that covers losses of our Digital Asset holdings may cover only a small fraction of the value of the entirety of our Digital Asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our Digital Assets. Moreover, our use of custodians exposes us to the risk that the Digital Assets our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Digital Assets. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Digital Assets.

Digital Assets are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the assets are held. While the cryptocurrency blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the cryptocurrency held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the cryptocurrency held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The cryptocurrency and blockchain ledger, as well as other Digital Assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

As part of our treasury management strategy, we may engage in staking, restaking, or other permitted activities that involve the use of “smart contracts” or decentralized applications. The use of smart contracts or decentralized applications entails certain risks including risks stemming from the existence of an “admin key” or coding flaws that could be exploited, potentially allowing a bad actor to issue or otherwise compromise the smart contract or decentralized application, potentially leading to a loss of our Digital Assets. Like all software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract or decentralized application. Smart contracts and decentralized applications may contain bugs, security vulnerabilities or poorly designed permission structures that could result in the irreversible loss our Digital Assets.

Re-staking and smart contract rehypothecation may layer risks.

To the extent we consider re-staking or other smart-contract-based strategies, such arrangements may re-use validator credentials or delegate security to additional protocols, layering protocol and counterparty risks. Correlated failures, coding flaws, or adverse governance actions in the re-staking stack could amplify losses beyond those associated with traditional staking.

We may be subject to regulatory developments related to Digital Assets and Digital Asset markets, which could adversely affect our business, financial condition, and results of operations.

As Digital Assets are relatively novel and the application of Applicable Law to Digital Assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of the Digital Assets we hold. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Digital Assets or the ability of individuals or institutions such as us to own or transfer Digital Assets.

If ENA, BTC, ETH, or other Digital Assets that we hold are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of the Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares. Moreover, the risks of us engaging in a Digital Asset treasury strategy have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our treasury reserve policy or our Digital Asset strategy, our use of Digital Assets for staking, the manner in which our Digital Assets are custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our treasury reserve policy would require the approval of our Board, no shareholder or regulatory approval would be necessary. Consequently, our Board has broad discretion over the investment, staking and cash management policies it authorizes, whether in respect of our assets holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding Digital Assets.

Our Digital Asset treasury strategy exposes us to risk of non-performance by counterparties

Our Digital Asset treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of Digital Assets, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our Digital Assets is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the Digital Asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the Digital Asset industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against Digital Asset industry participants have highlighted the perceived and actual counterparty risk applicable to Digital Asset ownership and trading. Although these bankruptcies, closures and liquidations have not adversely impacted the Digital Assets that we hold such as ENA, BTC, and ETH (which were only recently acquired), legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held Digital Assets will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Digital Asset holdings, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our Digital Assets, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our custodially-held Digital Assets may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our Digital Assets held by a custodian are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Digital Asset and this may ultimately result in the loss of the value related to some or all of such Digital Assets. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the Digital Asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the Digital Assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in Digital Assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the Digital Asset industry in the future may further negatively impact the adoption rate, price, and use of Digital Assets, limit the availability to us of financing collateralized by Digital Assets that we hold, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Digital Assets. Even if we are able to prevent our Digital Assets from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Digital Assets held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our Class A Ordinary Shares.

A temporary or permanent blockchain “fork” to a Digital Asset blockchain network could adversely affect our business.

Blockchain protocols, including Ethena, Bitcoin and Ethereum, are open source. Any user can propose modifications to the protocol software. If a substantial majority of participants—such as miners in proof-of-work systems or validators in proof-of-stake systems—agree to adopt a proposed change, the modification may be implemented, allowing the protocol to evolve without disrupting network functionality. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s Digital Asset lacking interchangeability. A “hard fork” – where there is disagreement among the users about the rules of the network – can have a significant negative impact on value of the Digital Asset.

Bitcoin has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked Digital Assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked Digital Assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked Digital Assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the Digital Assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, or any of their forked alternatives.

Furthermore, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making Digital Assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We intend to recognize forked and airdropped assets consistent with our custodians. We may not immediately or ever have the ability to withdraw a forked or airdropped BTC and/or ETH by virtue of BTC and/or ETH that we hold with our custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our assets.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

We execute trades through our liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect our third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we are exposed to risk that our due diligence procedures may fail. If we are found to have transacted in Digital Assets with bad actors that have used Digital Assets to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Digital Assets by us may be restricted or prohibited.

Staking introduces a risk of loss of Digital Assets we stake, which could adversely affect the value of our Class A Ordinary Shares.

 As part of our Digital Asset treasury strategy, we may participate in process referred to as “staking” which involves deploying our Digital Assets that are intrinsically linked to the programmatic functioning of a public, permissionless network, for which we may earn compensation in consideration for securing the underlying blockchain network (“Staking”). Staking introduces risk of loss of the Digital Assets we stake. None of the Company’s Digital Assets, including potentially staked assets, are subject to the protections enjoyed by depositors or customers of institutions with FDIC or SIPC membership. However, many Digital Asset networks, including the Ethereum network, imposes three types of sanctions for validator misbehavior or inactivity, which would result in a portion of staked Digital Assets (e.g., ETH) being destroyed or “burned”: penalties, slashing and inactivity leaks.

A validator may face penalties if it fails to take certain actions, such as providing a timely attestation to a block proposed by another validator. Under this scenario, a validator’s staked Digital Assets could be burned in an amount equal to the reward to which it would have been entitled for performing the actions.

A more severe sanction (i.e., “slashing”) is imposed if a validator commits malicious acts related to the proposal or attestation of blocks with invalid transactions. Slashing can result in the validator having a portion of its staked Digital Assets immediately burned. After this initial slashing, the validator is queued for forceful removal from the blockchain network’s validator “pool,” and more of the validator’s stake is burned over a period of approximately 36 days (as is the case for the Ethereum network), with the exact amount of Digital Assets burned and time period determined by the protocol regardless of whether the validator makes any further slashable errors, at which point the validator is automatically removed from the validator pool.

In the case of the Ethereum network, staked ETH may also be burned through a process known as an “inactivity leak,” which is triggered if the Ethereum protocol has gone too long without finalizing a new block. For a new block to be successfully added to the blockchain, validators that account for at least two-thirds of all staked ETH must agree on the validity of a proposed block. This means that if validators representing more than one-third of the total staked ETH are offline, no new blocks can be finalized. To prevent this, an inactivity leak causes the ETH staked by the inactive validators to gradually “bleed away” until these inactive validators represent less than one-third of the total stake, thereby allowing the remaining active validators to finalize proposed blocks. This provides a further incentive for validators to remain online and continue performing validation activities.

There can be no guarantee that penalties, slashing or inactivity leaks and resulting losses will not occur as a result of the activities of a Staking provider. Furthermore, a Staking provider’s liability to the Company is expected to be limited, and a Staking provider may lack the assets or insurance in order to support the recovery of any losses incurred. While the Staking arrangements may provide for indemnification up to a specified cap, slashing insurance or other reimbursement programs, there can be no guarantee that the Company would recover any of its staked assets, or the value thereof, if it is subject to sanctions imposed by the applicable blockchain network.

Validator concentration and correlated infrastructure failures could amplify losses.

Our reliance on a limited set of validator software stacks, infrastructure providers, or cloud regions may create concentration risk. A defect, exploit, or outage affecting commonly used validator clients or a disruption in a particular cloud region could simultaneously impact multiple validators and lead to missed rewards, slashing events, or prolonged downtime.

Staked Digital Assets may be inaccessible for a variable period of time, determined by a range of factors, which could result in certain liquidity risk to the Company.

Staking Digital Assets are subject to the applicable protocol’s network rules and requirements. For example, under current Ethereum network protocols, staked ETH tokens are permitted to be un-staked by the holder of such ETH tokens. However, as part of the “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a variable period of time determined by a range of factors, including network congestion, resulting in certain liquidity risks. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the Ethereum network’s proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the Ethereum network’s proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking on the Ethereum network, any staked ETH will be inaccessible for a period of time. The duration of activating and exiting periods are dependent on a range of factors, including network conditions. However, depending on demand, un-staking can take between hours, days or weeks to complete. This can result in certain liquidity risk, which the Company will seek to manage through a range of risk management methods.

Liquid staking tokens may deviate from underlying value and introduce additional risks.

If we obtain staking exposure through liquid staking protocols that issue liquid staking tokens (“LSTs”), the market price of such tokens may diverge from the value of the underlying staked asset and accrued rewards, and we may be required to sell at disadvantageous prices to meet liquidity needs. LSTs are also subject to validator slashing risk, custodian compromise, and smart contract vulnerabilities, which could result in partial or total losses.

The Company will be dependent on third parties to effectively execute the Company’s Staking arrangements.

As the management currently anticipates that Staking will be carried out by the custodian and third-party Staking providers, the amount of staking rewards that the Company’s staking activity will generate will be dependent on the performance of the custodian and the staking provider, including the adequacy and reliability of the hardware and software utilized by the Staking provider. If the custodian or the Staking provider experience service outages or otherwise are unable to optimally execute the Staking of the Company’s Digital Assets, the Company’s staking rewards may be adversely affected.

Token unlocks and supply overhang may pressure prices and liquidity.

For digital assets subject to vesting or scheduled unlocks, increases in circulating supply can create supply overhang, reduce liquidity support at prior price levels, and increase volatility around unlock events. We may consider projected unlocks in our position sizing and liquidity buffers, but there can be no assurance they will not adversely affect prices.

Some Digital Assets do not have a cap on supply.

Some Digital Assets we hold may not have a cap on the total supply. For example, the rate at which new ETH are issued and put into circulation is expected to vary. The Ethereum network has no formal cap on the total supply of ETH and the supply could theoretically be unlimited, which could put downward pressure on the price of ETH and other Digital Assets with a similar structure.

A disruption of the Internet may affect Digital Asset network operations, which may adversely affect the Digital Asset industry and an investment in us.

Blockchain networks rely on the Internet. A significant disruption of Internet connectivity (i.e., one that affects large numbers of users or geographic regions) could disrupt one or more blockchain networks’ functionality and operations until the disruption in the Internet is resolved. A disruption in the Internet could adversely affect an investment in us.

Blockchain networks’ decentralized governance structures may negatively affect their ability to grow and respond to challenges.

The governance of decentralized networks, such as the Ethereum network, is by voluntary consensus and open competition. In other words, the Ethereum network has no central decision-making body or clear manner in which participants can come to an agreement other than through voluntary, widespread consensus. As a result, a lack of widespread consensus in the governance of the Ethereum network may adversely affect the network’s utility and ability to adapt and face challenges, including technical and scaling challenges. Historically the development of the source code of the Ethereum network has been overseen by the core developers. However, the Ethereum network would cease to operate successfully without both validators and users, and the core developers cannot formally compel them to adopt the changes to the source code desired by core developers, or to continue to render services or participate in the Ethereum network. As a general matter, the governance of the Ethereum network generally depends on most of members of the Ethereum community ultimately reaching some form of voluntary agreement on significant changes.

The decentralized governance of the Ethereum network may make it difficult to find or implement solutions or marshal sufficient effort to overcome existing or future problems, especially protracted ones requiring substantial directed effort and resource commitment over a long period of time, such as scaling challenges. Deeply-held differences of opinion have led to forks in the past, such as between Ethereum and Ethereum Classic, and could lead to additional forks in the future, with potentially divisive effects. The Ethereum network’s failure to overcome governance challenges could exacerbate problems experienced by the network or cause the network to fail to meet the needs of its users, and could cause users, miners, and developer talent to abandon the Ethereum network or to choose competing blockchain protocols, or lead to a drop in speculative interest, which could cause the value of ETH to decline. If the Ethereum community is unable to reach consensus in the future, it could have adverse consequences for the network or lead to a fork, which could affect the value of Ethereum.

Tax treatment of certain digital asset activities remains uncertain.

The tax characterization of staking rewards, re-staking yields, airdrops, token splits, and similar events remains unsettled in various jurisdictions. Adverse or changing tax interpretations could increase our tax liabilities, require reclassification of prior period items, or affect our after-tax returns.

Risks Related to our Company and our Securities

The ownership of our stock is highly concentrated in our management, and we have two controlling stockholders.

As of the date of this report, our authorized share capital consists of Class A Ordinary Shares, Class B Ordinary Shares, Class C ordinary Shares and preferred shares, par value $0.001 per share. Holders of Class A Ordinary Shares, Class B Ordinary Shares, and Class C Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one (1) vote, each Class B Ordinary Share will be entitled to one hundred (100) votes, and each Class C Ordinary Share will be entitled to fifty (50) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share or one (1) Class C Ordinary Shares at any time by the holder thereof, and each Class C Ordinary Shares is convertible into one (1) Class A Ordinary Share. See “Description of Share Capital.”

As of the date hereof, our chairman, Mr. Yaman Demir, holds 1,000,000 Class B Ordinary Shares and 2,290,390 Class C Ordinary Shares, representing a combined 42.97% voting power. Our, chief executive officer and president, Mr. Yuchen Hu, holds 150,000 Class A Ordinary Shares, 1,809,977 Class B Ordinary Shares, and 833,333 Class C Ordinary Shares, representing a combined 44.63% voting power. Mr. Demir and Mr. Hu have control over a majority of the combined voting power of all our Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares, and therefore will be able to control all matters submitted to our stockholders for approval until a significant portion of such outstanding Class B and C Ordinary Shares he holds are converted into Class A Ordinary Shares. See Exhibit 2.5 to this Annual Report on Form 20-F for more information. As a result of their ownership, Mr. Demir and Mr. Yu are able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

In addition to the dilutive effect on the voting power and value of our Class A Ordinary Shares, the foregoing structure of our capital stock may render our Class A Ordinary Shares ineligible for inclusion in certain securities market indices, and thus adversely affect the price and liquidity of, and public sentiment regarding, our Class A Ordinary Shares or other securities.

The existence of, and voting rights associated with, our Class B Ordinary Shares and Class C Ordinary Shares, either alone or in conjunction with certain of the other provisions of our memorandum and articles of association, could also have the effect of delaying, deterring or preventing a change in our control or make the removal of our management more difficult.

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

We currently rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. We also follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American in respect of the following:

●	the majority independent director requirement under Section 803 of the NYSE American LLC Company Guide;

●	the requirement under Section 803 of the NYSE American LLC Company Guide that an audit committee must be comprised of at least three members; and

●	the requirement under Section 713 of the NYSE American LLC Company Guide, to seek shareholder approval for the issuance of more than 20% of our outstanding shares at a price less than the Minimum Price (as defined in Section 713(c) therein).

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

As of December 31, 2025, our internal control over financial reporting was ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our Class A Ordinary Shares may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. During our assessment of internal control over financial reporting as of December 31, 2025, we identified a material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. If we cannot effectively maintain our controls and procedures, we could suffer material misstatements in our financial statements and other information we report which would likely cause investors to lose confidence. This lack of confidence could lead to a decline in the trading price of our Class A Ordinary Shares.

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

The sales of a significant number of our Class A Ordinary Shares in the public market, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares.

The sales of a substantial number of our Class A Ordinary Shares in the public market could depress the market price of our Class A Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities. We have registered with the SEC $2.0 billion of our securities pursuant to a shelf registration statement on Form F-3 in which we may issue from time to time, depending on market conditions. The issuance of such securities may depress the market price of our Class A Ordinary Shares and we cannot predict the effect that future sales of our securities would have on the market price of our Class A Ordinary Shares.

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

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (the “ES Act”) that came into force on January 1, 2019, a “relevant entity” conducting a “relevant activity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. There are nine designated “relevant activities” under the ES Act, and for so long as our Company is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, our Company is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation of the ES Act may have an adverse impact on our business and operations.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our Class A Ordinary Shares, we believe that we were not a PFIC for our taxable year ended on December 31, 2025. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of our Class A Ordinary Shares , which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our Class A Ordinary Shares price declines significantly.

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

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act.

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American in respect of the following:

●	the majority independent director requirement under Section 803 of the NYSE American LLC Company Guide;

●	the requirement under Section 803 of the NYSE American LLC Company Guide that an audit committee must be comprised of at least three members; and

●	the requirement under Section 713 of the NYSE American LLC Company Guide, to seek shareholder approval for the issuance of more than 20% of our outstanding shares at a price less than the Minimum Price (as defined in Section 713(c) therein).

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

Recent Corporate Developments

On August 15, 2025, following the Extraordinary General Meeting, the Third Amended and Restated Memorandum and Articles of Associations became effective which (i) increased of authorized share capital of the Company, created Class C Ordinary Shares, and to amend the rights, preferences and privileges of Class B Ordinary Shares, mainly as follows:

●	The authorized share capital of the Company will be increased to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

●	The number of votes on matters subject to a vote at general meeting of the Company each Class B Ordinary Share is entitled to will be increased from fifty (50) votes to one hundred (100) votes.

●	Each Class C Ordinary Shares shall be entitled to fifty (50) votes (compared to one vote per Class A Ordinary Share and one hundred votes per Class B Ordinary Share) on all matters subject to a vote at general meetings of the Company.

●	(i) Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share or one (1) Class C Ordinary Shares at the option of the holder thereof at any time after issuance and without the payment of any additional sum, and (ii) each Class C Ordinary Share is convertible into one (1) Class A Ordinary Share at the option of the holder thereof at any time after issuance and without the payment of any additional sum.

●	Management Shareholder is now defined to include Mr. Yucheng Hu and/or Mr. Yaman Demir, including affiliates of such persons.

●	Both Class B Ordinary Shares and Class C Ordinary Shares will be subject to automatic conversion into Class A Ordinary Shares upon the occurrence of certain events, including transfers to non-management shareholders or the holder ceasing to serve as a director, officer or employee.

●	Eliminating the automatic conversion of Class B Ordinary Shares or Class C Ordinary Shares into Class A Ordinary Shares upon falling below a specified ownership threshold.

●	Class A Ordinary Shares are not convertible into Class B Ordinary Shares and/or Class C Shares under any circumstances.

●	Except for voting rights and conversion rights as set out, the Class A Ordinary Shares, Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

As of April 6, 2026, MPU Cayman has issued approximately 62,065,493 Class A Shares, 2,809,977 Class B Shares and 3,123,723 Class C Shares. There are no Preferred Shares outstanding as of the date hereof.

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

On May 30, 2025, the Board of Directors of the Company (the “Board”) first adopted a digital assets treasury (“DAT”) reserve strategy to hold BTC and ETH, which was adjusted on August 21, 2025 to focus on leading stablecoins (such as Ethena token USDe) and their governance tokens (such as Ethena governance token, or ENA) as our primary treasury assets. On September 30, 2025, the Board updated our DAT strategy from holding leading stablecoins tokens and their governance tokens to on a “dual-engine” approach consisting of:

(a)	Stable Yield, through holding a basket of stablecoins and deploying them into low-risk decentralized finance (“DeFi”) strategies to generate recurring income; and

(b)	Growth Potential, through allocation to governance tokens of leading stablecoin protocols, aiming to capture long-term upside in the stablecoin sector.

B. Business Overview

Our business

Stablecoin Governance Tokens Treasury Reserve Strategy

On August 21, 2025, the Board of Directors of the Company (the “Board”) adjusted our digital assets treasury reserve policy, to emphasize stablecoin governance tokens (e.g., ENA) to serve as our primary treasury reserve asset on a go-forward basis, subject to market conditions and anticipated needs of the business. As a result of our revised digital assets treasury reserve policy, we may purchase or sell stablecoin governance tokens to adjust our holdings. In addition, depending on market conditions, we may continue to purchase, hold, or sell BTC, ETH, and other digital assets as well as continue with our staking business.

Amid increasingly clear regulatory frameworks for stablecoins, we believe that this sector is entering into a phase of accelerated development. As multiple countries introduce regulations and integrate stablecoins into their financial systems, the issuance volume of stablecoins is poised for exponential growth.

A key aspect of our stablecoins governance tokens treasury strategy is to raise capital to be used to increase our positions in stablecoins governance tokens in a manner which is accretive to shareholders. We plan to allocate the financing proceeds primarily to build a digital token asset allocation with a focus on developing corporate treasury strategy based on stablecoins and governance tokens. This can come in the form of equity, equity-linked debt, or other forms of offerings designed to maximize shareholder exposure to stablecoins governance tokens within a prudent risk management framework. We have not set a specific target for the maximum amount of stablecoins governance tokens we seek to hold.

Digital Asset Treasury Reserve Strategy

On May 30, 2025, the Board of Directors of the Company (the “Board”) first adopted a digital assets treasury (“DAT”) reserve strategy to hold BTC and ETH, which was adjusted on August 21, 2025 to focus on leading stablecoins (such as Ethena token USDe) and their governance tokens (such as Ethena governance token, or ENA) as our primary treasury assets. On September 30, 2025, the Board updated our DAT strategy from holding leading stablecoins tokens and their governance tokens to on a “dual-engine” approach consisting of:

(a)	Stable Yield, through holding a basket of stablecoins and deploying them into low-risk decentralized finance (“DeFi”) strategies to generate recurring income; and

(b)	Growth Potential, through allocation to governance tokens of leading stablecoin protocols, aiming to capture long-term upside in the stablecoin sector.

In addition, depending on market conditions, we may continue to purchase, hold, or sell BTC, ETH, and other Digital Assets. We may engage in protocol staking and liquid staking activities (“Staking Activities”) with a portion of the Digital Assets we hold, to the extent such Digital Assets are unencumbered and eligible for such activities. Staking Activities typically involve delegating our eligible Digital Assets to one or more third-party validators of the applicable blockchain network through one or more custodians and/or other service providers, or deploying our eligible Digital Assets on one or more third-party DeFi protocols. Generally, when we engage in Staking Activities, we will earn protocol staking rewards or other compensation (e.g., a share of a DeFi protocol’s revenue), net of service fees. In some instances, our staked Digital Assets may be subject to a bonding period, meaning, we will be unable to freely withdraw or otherwise un-bond our staked Digital Assets.

As a result of our updated DAT strategy, subject to market conditions and anticipated needs of our business, we may purchase and/or sell cryptocurrencies such as BTC, ETH, USDe, ENA, and other stablecoin and stablecoin governance tokens to adjust our holdings. However, we do not plan to integrate cryptocurrencies into our short drama streaming platform known as “FlexTV” operated by Funverse, our indirect wholly-owned subsidiary. Our DAT strategy and DAT reserve will also not be used to support our streaming business or customers, which will remain a separate segment operated by Funverse.

Amid increasingly clear regulatory frameworks for stablecoins, we believe that this sector is entering into a phase of accelerated development. As multiple countries introduce regulations and integrate stablecoins into their financial systems, the issuance volume of stablecoins is poised for exponential growth.

A key aspect of our DAT strategy is to raise capital to be used to increase our positions in stablecoins in a manner which is accretive to shareholders. This can come in the form of equity, equity-linked debt, or other forms of offerings designed to maximize shareholder exposure to stablecoins within a prudent risk management framework.

We intend to allocate existing funds and capital to purchase ENA, USDe, BTC and other qualified digital assets pursuant to our dual-engine DAT strategy. Capital deployment will be gradual and subject to position limits, liquidity buffers, and drawdown controls. We plan to generate profit from our dual-engine DAT strategy through (i) capital appreciation of long-term strategic holdings; and (ii) engaging in Staking Activities to generate income. Our goal is to acquire and grow our overall positions for the digital assets that we hold and generate recurring yield on our digital asset holdings. Although our DAT strategy is intended for long-term holding for growth, we may monetize or rebalance our digital asset portfolio from time to time to meet liquidity needs, manage risk, or support operational or strategic initiatives. All such actions are subject to management review and, where appropriate, board oversight.

Tokenomics considerations for assets we hold or may acquire, including supply, issuance and peg maintenance, are discussed below.

Our DAT asset strategy is not intended to materially alter our short drama streaming business.

Our Digital Assets Holdings

We acquire and hold digital assets through the use of proceeds of the private placements. As of December 31, 2025, we have used approximately $7.7 million of such proceeds to purchase 5,203,582 ENA and 25 BTC. The Company has not identified what other digital assets we intend to acquire using the remaining proceeds of the private placement we closed in July 2025. The Board plans to discuss and identify other digital assets the Company will acquire and hold by the end of 2025.

For the year ended December 31, 2025, the Company purchased 13 BTC from open market at an aggregate purchase price of approximately $1.4 million for an average purchase price of approximately $106,046 per BTC, inclusive of fees and expenses. In addition, we also exchanged 13 BTC from ENA and exchanged 1 BTC into ENA for the year ended December 31, 2025. As of December 31, 2025, at 4:00 p.m. Eastern Time, the market price of one BTC reported on the CoinMarketCap (our principal market data provider) was $87,509.

For the year ended December 31, 2025, the Company purchased 40 ETH from open market at an aggregate purchase price of approximately $98,500 for an average purchase price of approximately $2,462 per ETH, inclusive of fees and expenses. We exchanged all ETH into ENA for the year ended December 31, 2025. As of December 31, 2025, we did not hold ETH.

For the year ended December 31, 2025, we purchased an aggregated 8,916,805 ENA at an aggregate purchase price of approximately $6.4 million for an average purchase price of approximately $0.72 per ENA. For the year ended December 31, 2025, we exchange an aggregated 3,713,223 ENA into 13 BTC. As of December 31, 2025, at 4:00 p.m. Eastern Time, the market price of one ENA reported on CoinMarketCap (our principal market data provider) was $0.20.

As of December 31, 2025, we carried digital assets of approximately $5.8 million on our balance sheet, consisting of approximately (i) 25 BTC, (ii) 5,203,582 ENA, and (iii) 2,534,100 USDT, and reflecting impairment losses of approximately $5.5 million attributable to the digital assets trading price fluctuations.

Overview of Bitcoin and the Bitcoin Ecosystem

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the bitcoin blockchain, on which bitcoin holdings and all validated transactions that have ever taken place on the bitcoin network are recorded. Balances of bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of bitcoin. The bitcoin blockchain can be updated without any single entity owning or operating the network.

New bitcoin is created and allocated by the bitcoin protocol through a “mining” process that rewards users that validate transactions in the bitcoin blockchain. Validated transactions are added in “blocks” approximately every ten minutes. The mining process serves to validate transactions and secure the bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.” To incentivize miners to incur the costs of mining bitcoin, the bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated bitcoin.

The bitcoin protocol limits the total number of bitcoin that can be generated over time to 21 million. As of the date hereof, the reward for miners that successfully validate a block of transactions is 3.125 bitcoin per mined block. After every 210,000 blocks are mined, the reward from validating transactions is “halved.” A halving has historically occurred approximately every four years, and the next halving is expected to occur in April 2028.

Mining requires the use of specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the bitcoin blockchain (in a process known as “solving a block”) in exchange for digital asset rewards (to date, only bitcoin). The industry practice is for miners to participate in “mining pools” organized by “mining pool operators” in which all pool participants share mining power (known as “hashrate”) to earn digital asset rewards which are shared among pool members. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. We only use mining pools that pay rewards under the Full-Pay-Per-Share Method, which pays rewards to members based on the member’s hashing power contributed to the pool each day times the difficulty index.

According to CoinmarketCap data, as of September 30, 2025, the circulating supply of BTC is estimated to be around 19.9 million coins. In 2024, the price of bitcoin fluctuated from a low of below $40,000 to a high exceeding $106,000, an intra-year fluctuation of more than 160%. In 2025, bitcoin recorded a high of approximately $126,000 and a low near $74,500, implying an estimated price change of about 70 % between those extremes.

Overview of Ethereum and the Ethereum Ecosystem

Ethereum is a decentralized, open-source blockchain platform that enables the creation and execution of smart contracts and decentralized applications (dApps). Ether (or ETH) is the native cryptocurrency of the Ethereum network and is used to pay for transaction fees and computational services on the network. Launched in 2015, Ethereum was designed to expand upon the capabilities of earlier blockchain technologies by supporting programmable, self-executing contracts that do not require intermediaries.

Ethereum is the second-largest blockchain platform by market capitalization, following Bitcoin. It is widely regarded as the leading platform for smart contracts and dApp development. In recent years, the Ethereum ecosystem has experienced significant growth, with thousands of dApps, a robust developer community and a rapidly expanding DeFi sector. As of 2024, Ethereum hosts the majority of DeFi protocols by total value locked (TVL) and is the primary platform for NFT issuance and trading. Ethereum is increasingly being integrated into traditional financial systems, with growing interest from institutional investors, enterprises and governments. The network’s programmability and security have made it a preferred choice for tokenization and digital asset issuance. The Ethereum community continues to pursue upgrades aimed at improving scalability, security and usability. Notable initiatives include the implementation of sharding and layer-2 scaling solutions, which are expected to further enhance network performance and reduce transaction costs. However, the Ethereum ecosystem is subject to various risks, including regulatory uncertainty, technological challenges, competition from other blockchain platforms, and potential vulnerabilities in smart contract code. The value of ETH and the success of the Ethereum network depend on continued adoption, technological advancement, and the ability to address these risks effectively.

Some of the key features and capabilities that distinguish Ethereum as a leading decentralized blockchain platform, include but are not limited to: (1) Ethereum’s Smart Contracts: self-executing agreements with the terms directly written into code. These contracts automatically execute transactions when predefined conditions are met, reducing the need for third-party oversight; (2) Decentralized Applications (dApps): Developers can build and deploy dApps on the Ethereum platform, enabling a wide range of use cases, including decentralized finance (DeFi), non-fungible tokens (NFTs), gaming, supply chain management and more; (3) Programmability: Ethereum’s Turing-complete programming language, Solidity, allows for complex logic and a broad array of applications, making it a foundational platform for blockchain innovation; and (4) Transition to Proof-of-Stake: In September 2022, Ethereum transitioned from a proof-of-work (PoW) to a proof-of-stake (PoS) consensus mechanism, significantly reducing its energy consumption and enabling new features such as staking.

The Ethereum ecosystem includes, among its participants: (1) developers – a global community contributing to the Ethereum protocol by building dApps and creating new use cases for the network; (2) validators – responsible for securing the network by proposing and attesting to new blocks in exchange for rewards in ETH; (3) users – individuals and organizations that use Ethereum for a variety of purposes (e.g., transferring value, interacting with dApps and participating in DeFi protocols); (4) enterprises and institutions - businesses and institutions exploring or utilizing Ethereum for enterprise solutions, tokenization and blockchain-based services; and (5) miners (historical) - prior to the transition to PoS, miners played a key role in validating transactions and securing the network.

ETH does not have a fixed maximum supply under the protocol and issues new ETH continuously as rewards to validators, less burns under EIP-1559. ETH has at times been net-inflationary and at other times net-deflationary depending on network activity. The rate at which new ETH are issued and put into circulation is expected to vary. In September 2022 the Ethereum network converted from proof-of-work to a new proof-of-stake consensus mechanism. In addition, the issuance of new ether could be partially or completely offset by the burn mechanism introduced by the EIP-1559 modification, under which ether are removed from supply at a rate that varies with network usage. A high usage scenario can create an environment where the circulating ETH supply decreases. A higher burn rate than issuance rate results in the net removal of ETH from the circulating supply. EIP-1559 has reduced the total net issuance of ether fees to validators. Future updates may impact the supply of or demand for ETH or its price.

According to CoinmarketCap data, as of September 30, 2025, the circulating supply of ETH is estimated to be around 120.7 million coins. In 2021, ETH rose from about $730 to a peak of $4,815 (an approximate 559% range), reflecting DeFi and NFT speculation and macro-regulatory events. These episodes illustrate that Ethereum’s price can move several-fold within a year, creating material risk and uncertainty for any business or asset exposed to ETH valuation. In 2024, the price of ETH experienced extreme volatility, plunging to a low of $2,193 and surged to a peak to $4,070, representing an intra-year swing of over 82%. In 2025, ETH recorded a high of approximately $4,950 and a low near $1,380, implying a massive price surge of 260% from bottom to peak.

Overview of ENA (Ethena Governance Token)

Creation and Purpose of ENA

$ENA is the native governance token of Ethena Labs, governing the Ethena protocol and its critical decisions. $ENA holders can vote bi-annually to elect members to a Risk Committee, and in the future additional committees performing critical roles within the ecosystem. In this framework, $ENA governance tokenholders are able to delegate everyday decision-making with respect to key aspects of the ecosystem to sophisticated, expert-level stakeholders - most of whom provide advisory and similar services to other projects and protocols in the industry - while retaining transparency during the process. (Source: Ethena Docs 2025/10 - https://docs.ethena.fi/ena)

Supply and Distribution of ENA

●	Initial Total Supply: 15 billion $ENA (fixed cap at genesis).

●	As of Oct 10th, 2025, $ENA has an Unlocked Circulating Supply (UCS) of ~7.15B $ENA (% unlocked 47.71%) with an Unlocked Market Cap (UMC) of ~$4.03B.

According to CoinmarketCap historical data, in 2024, ENA’s all-time high was approximately $1.52 (around April 2024). The lowest noted price in the cycle was as low as approximately $0.196 (September 2024). That represents a drawdown of approximately -87 % from high to low. Because of the relatively short trading history, but already extreme variability, reliance on ENA’s price stability or predictability introduces heightened risk to any business model that depends on it. In 2025, ENA recorded a high of approximately $0.80 and a low near $0.13, implying an estimated price surge of about 515% from bottom to high.

Overview of USDe (Ethena Synthetic Dollar)

Creation Mechanism of USDe

Ethena’s synthetic dollar, USDe, provides the crypto-native, scalable solution for money achieved by delta-hedging Bitcoin, Ethereum and other governance-approved spot assets using perpetual and deliverable futures contracts, as well as holding liquid stables such as USDC and USDT. (Source: Ethena Docs 2025/10 - https://docs.ethena.fi/)

Supply and Circulation of USDe

●	Current Circulating Supply (as of Oct 10th 2025): ~14.66 billion USDe.( Source: Ethena HP 2025/10 https://ethena.fi/ )

●	Mint/Burn Model:

○	A whitelisted user provides ~$100 of USDT and receives ~100 newly-minted Use atomically in return less the gas & execution costs to execute the hedge.

○	Slippage & execution fees are included in the price when minting & redeeming. Ethena earns no profit from the minting or redeeming of USDe.

○	The protocol opens a corresponding short perpetual position for the approximate same notional dollar value on a derivatives exchange.

(Source: Ethena Docs 2025/10 - https://docs.ethena.fi/how-usde-works

Stability Mechanism of USDe

USDe peg stability is supported through the use of delta hedging derivatives positions against protocol-held backing assets, maintaining a relatively stable value with reference to the value spot crypto assets as well as futures positions.

The inclusion of liquid stables (such as USDC and USDT) enhances the efficiency of the delta hedging process, while also potentially acting as a safeguard in bear markets when funding rates and futures basis are suboptimal. Liquid stables may earn rewards depending on where they are held, potentially enhancing overall protocol revenue. (Source: coinmarketcap - https://coinmarketcap.com/currencies/ethena/#token_unlocks)

Other Digital Assets

On February 20, 2026, the Company purchased approximately 300 million ARAI AA tokens for around USD $1million. ARAI AA is the native token of an AI-powered Web3 infrastructure platform that provides modular AI agent services and developer API tools to streamline on-chain interactions and scale intelligent automation in decentralized applications. As of the disclosure date of this annual report, the market capitalization of ARAI is $3.4 million.

Consultants and Advisers

The Board, in the future, may exploring holding other digital assets as a part of the DAT strategy, and my engage strategic consultants and third party advisors in the execution of the DAT strategy. However, as of the date of this current report, apart from the use of third-party qualified custodians for the holding of our current Digital Assets portfolio, we have not engaged any strategic consultants or third party advisors.

Custodians

We do not self-custody and only utilize third-party qualified custodians to hold our Digital Assets. Our BTC, ENA and USDe are currently held in custody accounts with two institutional custodian platforms at Matrixport Cactus Custody (“Cactus Custody”) and Anchorage Digital Bank N.A. (“Anchorage”), pursuant to written custody agreements whereby Cactus Custody and Anchorage have agreed to custody and safeguard our Digital Asset holdings and/or execute trading on our behalf. We retain the cryptographic keys, title and control of our digital assets. From time to time, under our discretion, our custodians will execute buy, sell and convert trade transactions on our behalf. As of December 31, 2025, we deposited approximately digital assets of approximately $5.8 million including 25 BTC, 5,203,582 ENA, and 2,034,090 USDT at Cactus Custody and deposited 500,000 USDT at Anchorage.

Under the Custody Agreement with Cactus Custody, Cactus Custody acts solely as an independent custodian responsible for holding, safeguarding, and maintaining accurate records of the Company’s digital assets and related accounts. Cactus Custody is required to exercise reasonable care in the custody of assets and to maintain complete and accurate books and records in accordance with applicable law. Cactus Custody is authorized to disclose account information to regulators or law enforcement when required by applicable laws or court orders. Cactus Custody and its affiliates maintain insurance coverage up to $50,000,000 in the aggregate for digital asset crime for losses from digital assets exposures including physical harm, malicious damage, robbery and theft. However, sub-limits may apply to certain types of transactions, such as those lacking manual verification.

The Agreement includes comprehensive anti–money laundering and “know-your-customer” provisions. The Company and all authorized users must complete Cactus Custody’s AML/KYC procedures and promptly provide updated documentation or information upon request, as well as disclose any sanctions exposure or regulatory investigations.

Cactus Custody may facilitate connections to third-party staking platforms at the Company’s discretion and may charge an additional service fee for such connections. Cactus Custody expressly disclaims investment or advisory responsibility for any staking-related losses. The Agreement has an initial twelve-month term and renews automatically unless terminated in accordance with its notice provisions; either party may terminate for cause or by written notice subject to applicable conditions.

Separately, the Company also engages Anchorage for institutional-grade custody and settlement services. According to Anchorage’s insurance and service disclosure, Anchorage provides custody, settlement, staking, and governance services, while Anchorage Hold LLC provides digital-asset trading services. Digital assets held with Anchorage are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”), and Anchorage does not guarantee any digital assets held in custody. Anchorage and its affiliates maintain extensive commercial insurance coverage, including Crime coverage up to $100 million, Cyber / Technology Errors & Omissions coverage of $1 million, General Liability coverage of $4 million, and Workers’ Compensation and Employer’s Liability coverage up to statutory limits plus $1 million.

The Company selected these custodians after evaluating their regulatory standing, institutional infrastructure, insurance coverage, and operational controls. Both custodians maintain comprehensive compliance programs and provide transparent reporting mechanisms that enable the Company to segregate and monitor its digital assets. The Company may terminate either relationship at any time subject to contractual notice and settlement of outstanding fees.

However, in the future, we may engage other custodians to further diversify the custody of our Digital Assets. We could have a high concentration of Digital Assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, comprised access credentials, malware, or cyberattacks. Security breaches and cyberattacks are of particular concern with respect to our Digital Asset holdings. Digital Assets and the entities that provide services to participants in the Digital Asset ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For a discussion of risks relating to the custody of our digital assets, see “Risk Factors—We face risks relating to the custody of our Digital Assets, including the loss or destruction of private keys required to access our Digital Assets, and cyberattacks or other data loss relating to our Digital Assets.”

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

Our Short Drama Business Model

FlexTV has already formed a mature content business model that integrates content production, distribution, and operation. Short drama content on the FlexTV platform is divided into two categories: one category consists of dramas in which we participate in the scripts creation and drama production, primarily in English, Japanese and Thai, and the other category consists of translated dramas, where we purchase the copyrights of completed high-quality short dramas from third parties and then translate them into 16 languages, including but not limited to, English, Spanish, Portuguese, Japanese, Korean, French, Arabic and Thai. As of the date hereof, FlexTV’s content library consisted of approximately 968 short dramas, spanning over 10,508 multi-language titles across 16 languages. Among these, around 105 short dramas are self-produced, with half of them originally in English.

A typical timeline for launching one short drama product is divided into three stages. The first stage is the script polishing period, which lasts approximately 15-30 days. The second stage is the filming and post-production stage, which lasts around 14-30 days. The third stage is the release stage, primarily lasting within 30-60 days.

FlexTV is strategically strengthening its script acquisition capabilities through a dual approach: developing in-house content production teams and partnering with top-tier scriptwriting studios. This ensures a steady and consistent pipeline of high-quality scripts. We have strict criteria for selecting short drama studios and their scripts. First, we integrate user research in the topic and script stages with internal original production and external procurement. Then, in the matching production studios and evaluation stage, we establish a stable producing process, efficient editing, and a hit production experience. This approach ensures a stable industrialized supply of content.As the production model for short drama content matures and our collaborative teams stabilize,the production costs for English short dramas are gradually decreasing, from around $120,000 per drama by 2024 to $100,000 per drama in 2025.

In May 2025, the Company implemented strategic optimization and dissolved its in-house content production teams. Against the backdrop of a maturing short drama ecosystem and intensifying industry competition, this adjustment represents an important step for the Company to shift toward an asset-light operating model. It aims to fully integrate mature external production resources, leverage the deep application of AI technologies in script generation, content optimization, and production efficiency improvement, and achieve industrialized, standardized, and stable content supply through large-scale strategic partnerships.

Our revenue is primarily driven by three key streams: top-ups and subscription fees for content streaming services, advertising, which involve ads displayed within our FlexTV streaming platform and content licensing fee.

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

As of March 20, 2026, we held two (2) pending trademark applications in Japan, and two (2) pending trademark applications in Indonesia. Additionally, We held three (3) registered trademarks in Hong Kong, one (1) registered trademark in United States, four (4) registered trademarks in United Kingdom, two (2) registered trademarks in Thailand, two (2) registered trademarks in Indonesia, one (1) registered trademark in Japan, and four(4) registered trademarks in Singapore. As of March 12, 2026, we have registered the copyrights for thirty-four (34) self-produced English dramas in the U.S., with twelve (12) still pending.

We will evaluate our development efforts to assess the existence and patentability of new intellectual property. To the extent that it is feasible, we will file new patent applications with respect to our technology and trademark applications with respect to our brands.

Human Capital Resources

As of March 20, 2026, we had around 146 individuals, including 23 full-time employees and the remainder being indirect contractors. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good. In addition to our direct employment, Yuder has engaged over 120 indirect contractors through a services agreement with a third-party company based in Asia. This agreement, entered into in November 2023 provides a cost-efficient way to support FlexTV operations on an as-needed basis. The number of indirect contractors is still increasing with the development of FlexTV. This strategy provides flexibility in managing our workforce.

International Markets

FlexTV is available in more than 200 countries. Our production teams film in various locations including, but not limited to, United States, Mexico, Australia, Thailand, Japan and Philippines. We will continue to expand our international markets and collaborate with local partners in each major market.

Our Industry

In 2025, the global short drama industry continued its rapid development on the basis of the explosive growth in 2024, entering a critical stage of simultaneous scale expansion and quality upgrading. The industry as a whole presents distinct characteristics of high growth, high monetization, and technology-driven development, providing broad development space and competitive opportunities for market participants. According to industry data, the global short drama industry revenue reached $1.1 billion in 2025, of which more than 60% came from subscriptions and transaction-based payments, with the highest average revenue per user (ARPU) reaching $80 per month, demonstrating significant monetization potential; the global short drama user base reached 696 million, accounting for 69.6% of the total number of netizens, an increase of 7.3 percentage points compared with 2024, and the user foundation continued to expand.

The scale of the overseas short drama market reached $400 million, achieving a year-on-year growth rate of over 200%. Among them, the United States, as the core profit hub, contributed 45.65% of the global in-app purchase revenue in the first quarter of 2025, a month-on-month increase of 20%, with more than 380 competing platforms. Downloads in the first quarter reached 30.809 million, an increase of 52.9% compared with the fourth quarter of 2024; Japan ranked second in the overseas market, with a payment ratio of 7%, in-app purchase revenue reaching $30.805 million from January to April 2025, a user base of 4 to 5 million, and a local self-produced drama capacity of about 300 to 500 episodes; Indonesia, as the third-largest market, contributed 50% of the downloads in the Southeast Asian market, while the total downloads of short drama apps in Southeast Asia reached 372 million, with Chinese manufacturers accounting for 90%; emerging markets such as India and Brazil performed impressively, among which India’s downloads jumped to the world’s first. The global annual downloads of short drama apps reached 2.3 billion, a year-on-year surge of over 100%, and a year-on-year increase of 186% in the fourth quarter, surpassing the downloads of traditional OTT streaming media for the first time.

At the technical level, AI technology has achieved large-scale application with a penetration rate of 70%, widely covering script creation, content production, and localization adaptation. It can reduce the production cost of short dramas by more than 50%, among which the cost per minute of AI comic dramas has dropped to 400-1000 yuan, a decrease of 60% compared with the early stage, and the production cycle has been shortened from “month-level” to “day-level”. A small team of 4-5 people can complete the production of 80 episodes in 5 days. In 2025, the market scale of AI live-action short dramas exceeded 1.2 billion yuan, a year-on-year increase of over 300%. In the markets of the United States, Brazil, and Indonesia, 55% of users are willing to pay for short dramas produced with AI participation, and 49% of users accept paid pure AI short dramas.

In the future, with the continuous cultivation of users’ payment habits, the in-depth integration of AI technology, and the continuous penetration of the global market, the industry scale will continue to expand. Institutions predict that the overseas short drama market scale will exceed $500 million in 2026, among which the scale of the Japanese vertical-screen micro-short drama market may reach $100 million, and the Southeast Asian market will reach $51 million. At the same time, industry competition will further intensify. Content refinement, localization, and diversified business models will become the core focus of market competition, which is expected to spawn new industry leaders and business model innovations.

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

Government Regulations

The United States

At the federal level, the main regulations that may have potential impacts on the Company could be the DMCA (Digital Millennium Copyright Act), COPPA (Children’s Online Privacy Protection Act), PLSA (Protecting Lawful Streaming Act) and the Trade Regulation Rule on the Use of Consumer Reviews and Testimonials.

The DMCA is a key copyright law in the United States, and most of the Company’s business operations, including series production, copyright acquisition and licensing are governed by the DMCA.

The Protecting Lawful Streaming Act (PLSA) became effective in the United States in December 2020. This legislation targets illegal streaming platforms by imposing felony penalties on providers of unauthorized streaming services. Following its enactment, the Company’s original short-form dramas released in the U.S. market will benefit from enhanced and more comprehensive legal protections. Additionally, this act broadens the Company’s legal avenues for combating piracy platforms within the United States, thereby strengthening its ability to protect its intellectual property rights.

The Trade Regulation Rule on the Use of Consumer Reviews and Testimonials mainly provides clear regulations on the language norms and the prohibition of misleading promotion during the advertising process of the Company within the United States.

Japan

Copyright Act is the Japanese copyright law. Most of the Company’s business operations, including series production, copyright acquisition and licensing shall fall under the jurisdiction of the Copyright Act in Japan.

The Act on the Protection of Personal Information (APPI) regulates privacy protection issues in Japan and the Personal Information Protection Commission (“PPC”), a central agency acts as a supervisory governmental organization on issues of privacy protection. Currently, discussions are underway regarding amendments to the APPI from 2025 onward. Key topics include the introduction of an administrative monetary penalty system in addition to the current fines, as well as the establishment of systems for injunction claims and remedies for damages initiated by organizations like qualified consumer organizations. However, the specific timing for the enactment and implementation of the APPI amended provisions remains unclear at this time.

The Act Against Unjustifiable Premiums and Misleading Representations is the Japan’s principal legal frameworks governing unfair advertising and promotional practices. Companies engaging in advertising activities in Japan must adhere to the stringent requirements set forth by these laws, including restrictions on the use of superlative terms. All claims must be substantiated by factual evidence rather than being based solely on subjective opinions.

Indonesia

The new Copyright Law became effective on 16 October 2014 in Indonesia. Most of the Company’s business operations, including series production, copyright acquisition and licensing shall fall under the jurisdiction of the new Copyright Law within Indonesia.

The Personal Data Protection Law (PDP Law) serves as Indonesia’s legal framework for safeguarding personal information. During its legislative development, it incorporated relevant provisions from the General Data Protection Regulation (GDPR). Consequently, akin to the GDPR, the PDP Law mandates that the Company must rigorously secure users’ explicit consent prior to collecting, processing, or transferring the personal data of Indonesian citizens. Furthermore, the law obligates companies to uphold users’ fundamental privacy rights, encompassing the right to be informed, the right to access, the right to rectification, and the right to erasure (commonly referred to as the right to be forgotten).

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2025.

D. Property, Plants and Equipment

Our principal executive office is located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948,The lease termination date is March 31, 2027. As of December 31, 2025, we also rent an additional office primarily used for the operation, The lease termination date is January 14, 2027. We lease a total of 1,000 square meters of office space, including our principal executive office. We pay monthly rent of approximately $23,000 per month in total. We believe that our current offices are suitable and adequate to operate our business at this time. We do not own any real property.

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

Overview

We are a holding company incorporated in the Cayman Islands and headquartered in Singapore. We wholly own MPU DE, which in turn wholly owns FunVerse Holding Limited, a British Virgin Islands company (“FunVerse”). FunVerse directly owns Yuder Pte. Ltd., a Singapore corporation (“Yuder”), which operates FlexTV, our short drama streaming platform. FlexTV offers English, Japanese and Thai short dramas translated into multiple languages for users across Europe, the Americas, Southeast Asia and other global regions. In addition to original content production, Yuder also acquires third-party content licenses for translation and distribution on the FlexTV platform. To provide diverse international content, our production team has filmed in multiple locations worldwide, including the United States, Mexico, Australia, Japan, Thailand and the Philippines.

The year 2025 saw intensified competition in the global short drama industry, characterized by elevated user acquisition costs, aggressive marketing spending and widespread operating losses across peers. Against this challenging environment, the Company implemented a tightened and prudent operating strategy focused on operational efficiency, margin stability and long-term sustainable growth. We proactively shifted from self-developed short drama production to an asset-light model through strategic content procurement, optimized marketing expenditure to improve delivery efficiency, and expanded organic user acquisition via social media engagement. As a result, advertising expenses as a percentage of total revenue improved significantly from 62% in 2024 to 47% in 2025, while average revenue per user (“ARPU”) increased from $3.15 in 2024 to $3.42 in 2025, reflecting enhanced user monetization efficiency. For the year ended December 31, 2025, our adjusted EBITDA loss improved from $7.1 million in 2024 to $5.6 million, driven by stronger operational leverage and strict cost discipline.

Looking ahead, the Company plans to accelerate the integration of AI-generated short dramas to further reduce content costs, enrich high-quality content offerings, expand our global user base and drive sustainable profitability. Management remains confident in our strategic transformation and long-term value creation potential.

Recent Corporate Developments

On February 18, 2025, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20.0 million. Under the ATM Agreement, the Manager may sell the Shares by any method deemed to be an “at-the-market” offering (“ATM”) as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on or through NYSE American, the existing trading market for our Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Capitalized terms used but not defined herein shall have the same meanings as ascribed to them in the ATM Agreement. The Company intends to use the net proceeds of the offering to fund its growth plans, for working capital, and for other general corporate purposes. For the year ended December 31, 2025, the Company sold 2,089,272 shares of Class A Ordinary Share and raised net proceeds of approximately $2.8 million through ATM.

Updates to Digital Asset Treasury and Web3 Strategy

In May 2025, the Company’s Board of Directors approved the purchase of Bitcoin and/or Ethereum to hold as a treasury reserve asset.

This business strategy was updated on July 2, 2025, in which the Company’s Board of Directors approved to restart its Ethereum (“ETH”) staking business and the exploration of a broader Web3-focused strategy. Through staking, the Company earns rewards that can be reinvested into ETH or used for general corporate purposes. The Company believes that its strategy to reinstate its ETH staking business will enhance long-term shareholder value. On August 21, 2025, the Company further updated its digital asset treasury (“DAT”) reserve strategies and focus on stablecoin governance token its primary treasury asset. On September 4, the Company provided a business update regarding its DAT strategy, emphasizing its focus on leading stablecoin governance tokens.

Private placement

On July 24, 2025, the Company signed a Securities Purchase Agreement (the “2025 SPA”) with certain accredited investors (collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, agreed, subject to certain terms and conditions of the 2025 SPA, to purchase an aggregate of 16,000,000 Class A ordinary shares, par value $0.001 (the “Class A Shares”), for an aggregate purchase price of $16.0 million, or $1.00 per Class A Share (the “Offering Purchase Price”, the transactions contemplated under the 2025 SPA, the “Offering”). The Offering closed on the same day and the proceeds therefrom will provide a solid capital foundation for the Company’s proposed strategic expansion into the stablecoin sector.

In connection with preparation of the Offering, on July 17, 2025, the Company entered into a Finder’s Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (the “Finder”). Under   the Finder’s Agreement, the Finder was engaged on a non-exclusive basis to introduce potential subscribers that are non-U.S. Persons (as defined in Regulation S) to the offering. The Company has agreed to a fee, to be paid in Class A Shares, equal to 5% of the Class A Shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 785,000 Class A Shares to the Finder under the Finder’s Agreement.

In addition, pursuant to a prior engagement letter with H.C. Wainwright & Co. (“Wainwright”), the Company agreed to pay Wainwright a cash fee equal to 3% of the aggregate gross proceeds raised in the Offering that is in excess of $5.0 million. Wainwright acted as financial advisor to the Company and has not been engaged in the solicitation or distribution of the Offering.

Increase of share capital

On August 15, 2025, the Company’s shareholders approved an increase of the share capital to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

Conversion of Class B ordinary shares into Class C ordinary shares and grant Class C ordinary shares to a management

On September 2, 2025, Mr. Yucheng Hu, Chairman of the Board of Directors and a shareholder of the Company, submitted a notice of conversion pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association (“MAA”), requesting to convert 3,123,723 Class B ordinary shares, par value $0.001 per share (“Class B Shares”), into 3,123,723 Class C ordinary shares, par value $0.001 per share (“Class C Shares”) (the “Conversion”). Each Class B Share is convertible into one (1) Class A ordinary share, par value$0.001 (“Class A Share”), or one (1) Class C Share, at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes.

On September 3, 2025, Mr. Hu entered into a share transfer agreement, pursuant to which he agreed to transfer 2,290,390 Class C Shares to Mr. Yaman Demir, a director of the Company, at par value and as permitted under the MAA (the “Transfer”).

The Conversion and the Transfer closed on September 22, 2025.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) membership and top-up streaming services, also known as in-App purchase services (“IAP”), (ii) online advertising services, also known as in-App advertising services (“IAA”), and (iii) content licensing business of our short dramas. For the years ended December 31, 2025, 2024 and 2023, our revenues were comprised of the following:

	For the Years Ended December 31,
	2025	2024	2023
Membership and top-up streaming services	$21,620,200	$31,586,800	$-
Online advertising services	2,616,500	3,698,500	-
Content licensing business	1,868,900	898,700	-
	$26,105,600	$36,184,000	$-

Membership and top-up streaming services (“IAP”)

Membership and top-up streaming services are referred to as In-App Purchases (“IAP”). We offer membership services to subscribers in various countries and provide the plans that primarily include access to exclusive and ad-free streaming of short dramas, accelerated downloads and more. Users can choose to become weekly, monthly or annual members on our short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins by completing daily and new user tasks.

For the years ended December 31, 2025 and 2024, we collected recharge amount of approximately $21.3 million and $33.4 million from In-App Purchases services, respectively. We recognize revenues ratably over the membership period and consumption of in-app coins as services are rendered.

	For the Year Ended December 31, 2025
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Revenues from In-App Purchases services	$6,522,600	$8,917,800	$5,022,500	$1,157,300	$21,620,200

Period Active Users (“PAU”)(1)	773,212	2,767,396	1,987,768	793,476	6,321,852
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$8.44	$3.22	$2.53	$1.46	$3.42
Period Paying Users (“PPU”) (3)	136,427	282,008	170,048	56,927	645,410
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	$47.81	$31.62	$29.54	$20.33	$33.50

	For the Year Ended December 31, 2024
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$13,427,900	$11,645,300	$4,399,700	$2,113,900	$31,586,800

Period Active Users (“PAU”)(1)	2,055,267	3,656,621	2,772,315	1,541,915	10,026,118
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$6.53	$3.18	$1.59	$1.37	$3.15
Period Paying Users (“PPU”) (3)	355,963	405,560	153,564	96,675	1,011,762
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	$37.72	$28.71	$28.65	$21.87	$31.22

(1)	A PAU is defined as a user who has downloaded and opened FlexTV app at least once. For the years ended December 31, 2025 and 2024, the PAU is calculated at the total of 12 months PAU.
(2)	ARPU is defined as average membership and top-up streaming services revenue generated by each active user in one period.
(3)	A PPU is defined as a user who has registered for a membership or topping up, provided a method of payment, and is entitled to access FlexTV services. This membership or topping up does not include participation in free trials or other promotional offers extended by the company to new users. For the years ended December 31, 2025 and 2024, the PPU is calculated at the total of 12 monthly PPU.
(4)	ARPPU is defined as average membership and top-up streaming services revenue generated by each paying user in one period.

Online advertising services (“IAA”)

Online advertising services are referred to as In-App Advertising (“IAA”). We sell advertising services by delivering brand advertising primarily to third-party advertising agencies. We provide advertisement placements on our short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We identify one performance obligation in the contracts with customers. Revenues are recognized over time based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platforms in the year of 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants licenses of its self-produced short-dramas to the platforms and allows them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting licenses to the customers, and will recognize the variable price once the fees are collected. For the years ended December 31, 2025 and 2024, the Company generated revenues of approximately $1.9 million and $0.9 million, respectively, from its content licensing business.

Cost of revenues

For the year ended December 31, 2025 and 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents and software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas.

	For the Years Ended December 31,
	2025	2024	2023
Platform service fees charged by third party payment processors	$5,947,000	$9,845,200	$-
Amortization of content assets	4,995,900	4,599,000	-
Others	767,600	720,300	-
	$11,710,500	$15,164,500	$-

Selling expenses

Selling and marketing expenses primarily consist of advertising expenses, primarily composed of traffic expenses, and other miscellaneous expenses.

	For the Years Ended December 31,
	2025	2024	2023
Advertising expenses	$12,301,300	$22,391,900	$-
Others	81,100	163,800	28,000
	$12,382,400	$22,555,700	$28,000

General and administrative expenses

General and administrative expenses primarily consist of (i) IT expenses, (ii) payroll and welfare expenses; (iii) professional and consulting expenses including legal expenses, audit expenses and other consultants, and (iv) other miscellaneous expenses.

	For the Years Ended December 31,
	2025	2024	2023
IT expenses	$4,260,100	$3,188,800	$12,500
Payroll and welfare expenses	10,816,200	2,548,400	1,509,700
Consulting expenses	15,444,800	3,214,200	2,119,600
Others	422,100	1,130,800	1,595,100
	$30,943,200	$10,082,200	$5,236,900

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

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2025, we do not have any uncertain tax positions based on our analysis.

We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Results of Operations

For the years ended December 31, 2025 and 2024

The following table represents our consolidated statement of operations for the years ended December 31, 2025 and 2024.

	For the Years Ended December 31,		Changes
	2025	2024	in Amount	in %

Revenues	$26,105,600	$36,184,000	$(10,078,400)	(28)%
Cost of revenues	(11,710,500)	(15,164,500)	3,454,000	(23)%
Gross profit	14,395,100	21,019,500	(6,624,400)	(32)%

Operating expenses:
Selling expenses	(12,382,400)	(22,555,700)	10,173,300	(45)%
General and administrative expenses	(30,943,200)	(10,082,200)	(20,861,000)	207%
Total operating expenses	(43,325,600)	(32,637,900)	(10,687,700)	33%

Loss from operations	(28,930,500)	(11,618,400)	(17,312,100)	149%

Other income (expenses):
Changes in fair value of digital assets	(5,521,300)	2,238,700	(7,760,000)	(347)%
Share of equity loss	(300)	(19,200)	18,900	(98)%
Impairment of long-term investments	-	(770,800)	770,800	(100)%
Changes in fair value of trading securities	21,400	(36,400)	57,800	(159)%
Investment loss on trading securities	(25,900)	(740,100)	714,200	(97)%
Interest income, net	101,900	131,300	(29,400)	(22)%
Other income, net	60,000	35,800	24,200	68%
Total other (expenses) income, net	(5,364,200)	839,300	(6,203,500)	(739)%

Loss from operations before income tax	(34,294,700)	(10,779,100)	(23,515,600)	218%

Income tax (expenses) benefits	(1,600)	275,400	(277,000)	(101)%
Net loss	(34,296,300)	(10,503,700)	$(23,792,600)	227%

Revenues

Compared with revenues for the year ended December 31, 2024, our revenues for the year ended December 31, 2025 decreased by approximately $10.1 million, or 28%. The decrease was primarily due to a decrease of approximately $10.0 million in revenues from membership and top-up streaming services and a decrease of approximately $1.1 million in revenues from online advertising services, partially offset by an increase of revenues from content licensing business of approximately $1.0 million.

Revenues from membership and top-up streaming services. Revenues from membership and top-up streaming services for the year ended December 31, 2025 decreased by approximately $10.0 million, representing a 31.6% year-over-year decline. The decline was driven by two key factors. First, commencing in May 2025, the Company strategically scaled back self-developed short dramas and shifted to a model centered on acquiring copyrighted content, which resulted in fewer new titles being released on the platform. Second, against a backdrop of intensifying industry competition characterized by aggressive marketing spend and widespread losses among peers, the Company adopted a disciplined operational strategy, optimizing its promotional policies to safeguard profit margins and preserve cash flow.

During 2025, average revenue per user (“ARPU”) for the short drama business rose from $3.15 in 2024 to $3.42, primarily supported by improved user subscription conversion and retention.

Looking ahead, the Company intends to integrate AI-generated short dramas into its content portfolio, attracting a broader user base through a balanced approach of in-house development and strategic content procurement. This model is expected to drive meaningful production cost efficiencies while sustaining healthy ARPU performance. With sustained investment in AI-powered short drama content, the Company anticipates a return to growth in membership and top-up streaming services revenue in the coming periods.

	For the Years Ended December 31,
	2025	2024
Membership and top-up streaming services	$21,620,200	$31,586,800
ARPU	$3.42	$3.15

Revenues from online advertising services. Our revenues from online advertising services decreased by approximately $1.1 million, or 29.3%. The decrease was also affected by a decrease in paying users in the year ended December 31, 2025, leading to less advertisers placed ads on our platform.

Revenues from content licensing business. Our revenues from content licensing business were approximately $1.9 million for the year ended December 31, 2025. We commenced the content licensing business in the third quarter of 2024, and generated approximately $0.9 million for the year ended December 31, 2024.

Cost of revenues

For the year ended December 31, 2025, the cost of revenues decreased by approximately $3.5 million, or 22.8% from approximately $15.2 million for the year ended December 31, 2024. The changes in cost of revenues was primarily derived from a decrease of approximately $3.9 million in platform service fees charged by third party payment processors which was in line with a decrease in revenues from membership and top-up streaming services, partially offset by an increase of approximately $0.4 million in amortization of content assets with an increase in content assets on our platform.

We expect our cost of revenues will increase in the next year with net effects of increase in purchase of AI-based short-drams to attract more customers, partially offset by a decrease of amortization of content assets as we plan to reduced self-developed short-dramas.

Gross profit

Gross profit for the years ended December 31, 2025, 2024 and 2023 was approximately $14.4 million, $21.0 million and $nil, respectively.

Selling expenses

As compared with the year ended December 31, 2024, selling expenses for the year ended December 31, 2025 decreased by approximately $10.2 million. The decrease was primarily driven by a reduction of approximately $10.1 million in advertising expenses, consistent with the decline in our revenues from membership and top-up streaming services.

Notably, advertising expenses as a percentage of total revenue improved significantly from 62% for the year ended December 31, 2024 to 47% for the year ended December 31, 2025. This improvement was mainly attributable to our successful acquisition of organic traffic through social media engagement and content initiatives, which enhanced overall marketing efficiency.

	For the Years Ended December 31, 2025	% of revenue	For the Years Ended December 31, 2024	% of revenue

Advertising expenses	$12,301,300	47%	$22,391,900	62%

General and administrative expenses

For the year ended December 31, 2025, we incurred general and administrative expenses of approximately $30.9 million, representing an increase of approximately $20.9 million, or 206.9% from approximately $10.1 million for the year ended December 31, 2024. The increase was primarily attributable to an increase of approximately $1.1 million in IT expenses because we incurred more IT support expenses for our short drama streaming platform, an increase of approximately $8.3 million in payroll expenses, which was because we issued more ordinary shares as compensation expenses to management, leading to an increase of share-based compensation expense of approximately $8.7 million, and an increase of approximately $12.2 million in consulting expenses, which was because we issued more ordinary shares with as compensation expenses to consultants leading to an increase of share-based compensation expense of approximately $10.7 million and an increase of consulting expenses of approximately $1.5 million which was incurred in private placements.

Income tax (expenses) benefits

Income tax expense changed by approximately $0.3 million, or 101% during the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to the overall business operation loss, offset majorly by valuation allowance in all jurisdictions, compared to the one-time tax benefit of approximately $0.3 million from Yuder’s acquisition in 2024.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, the amount of our pre-tax income as business activities fluctuate, non-deductible expenses, non-taxable capital gain in certain jurisdiction, change of valuation allowance and the effectiveness of our tax planning strategies. We also continue to monitor the adoption of Pillar Two relating to the global minimum tax in each of our tax jurisdictions to evaluate its impact on our effective income tax rate. For the year ended December 31, 2025, we are not subject to Pillar Two global minimum tax.

Net Loss

As a result of the foregoing, net loss for the year ended December 31, 2025 was approximately $34.3 million, increasing by approximately $23.8 million, or 226.5%, from approximately $10.5 million for the year ended December 31, 2024.

For the years ended December 31, 2024 and 2023

The following table represents our consolidated statement of operations for the years ended December 31, 2024 and 2023.

	For the Years Ended December 31,		Changes
	2024	2023	in Amount	in %

Revenues	$36,184,000	$-	$36,184,000	100%
Cost of revenues	(15,164,500)	-	(15,164,500)	100%
Gross profit	21,019,500	-	21,019,500	100%

Operating expenses:
Selling expenses	(22,555,700)	(28,000)	(22,527,700)	80,456%
General and administrative expenses	(10,082,200)	(5,236,900)	(4,845,300)	93%
Total operating expenses	(32,637,900)	(5,264,900)	(27,373,000)	520%

Loss from operations	(11,618,400)	(5,264,900)	(6,353,500)	121%

Other income (expenses):
Changes in fair value of digital assets	2,238,700	1,721,900	516,800	30%
Share of equity loss	(19,200)	(75,200)	56,000	(74)%
Impairment of long-term investments	(770,800)	-	(770,800)	100%
Changes in fair value of trading securities	(36,400)	-	(36,400)	100%
Investment loss on trading securities	(740,100)	-	(740,100)	100%
Interest income, net	131,300	-	131,300	100%
Other income, net	35,800	58,200	(22,400)	(38)%
Loss from dissolution of subsidiaries	-	(1,033,100)	1,033,100	(100)%
Total other income, net	839,300	671,800	167,500	25%

Loss from operations before income tax	(10,779,100)	(4,593,100)	(6,186,100)	135%

Income tax benefits (expenses)	275,400	(87,100)	362,500	(416)%
Net loss	(10,503,700)	$(4,680,200)	$(5,823,500)	124%

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

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities and equity financing through private placements. As of December 31, 2025, the Company held cash of approximately $7.3 million.

For the years ended December 31, 2025, 2024 and 2023, the Company reported net losses of approximately $34.3 million, $10.5 million and $4.7 million, respectively. In addition, the Company had accumulated deficits of approximately $60.6 million and $26.3 million as of December 31, 2025 and 2024, respectively, but the Company had working capital of approximately $13.3 million, including cash of approximately $7.3 million as of December 31, 2025, which is expected to support our operating and investing activities for the next 12 months.

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

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this 20-F. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

The preparation of the audited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the disclosure of contingent assets and liabilities, and (iii) the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, accounting for income taxes, and the amounts recorded as allowances for credit losses.

Cash Flow

The following table sets forth a summary of our cash flows for the years ended December 31, 2025, 2024 and 2023 presented:

	For the Years Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(9,905,900)	$4,121,200	$(3,001,400)
Net cash used in investing activities	(1,588,600)	(1,885,100)	(4,832,500)
Net cash provided by financing activities	9,921,100	3,504,900	3,700,100
Net (decrease) increase in cash and cash equivalents	(1,573,400)	5,741,000	(4,133,800)
Cash, cash equivalents, beginning of year	8,870,800	3,129,800	7,263,600
Cash, cash equivalents, end of year	$7,297,400	$8,870,800	$3,129,800

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was $10.0 million, primarily attributable to net loss of approximately $34.3 million, adjusted for (a) non-cash items including a decrease in fair value of approximately $5.5 million in digital assets, gain from exchange of digital assets of approximately $1.1 million, amortization of content assets of approximately $5.0 million, share-based compensation expenses to certain employees of approximately $8.7 million and share-based compensation expenses to certain non-employees of approximately $10.7 million, and (b) changes in operating assets and liabilities primarily in an increase of content assets of approximately $4.3 million as we continuously invested in content assets for short drama since we acquired FunVerse in January 2024.

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

Net cash used in operating activities for the year ended December 31, 2023 was approximately $3.0 million, primarily attributable to net loss of $4,680,200, adjusted for (a) non-cash items including an increase in fair value of approximately $1.7 million in digital assets, loss of approximately $1.0 million from dissolution of subsidiaries and share-based compensation expenses to one non-employee of approximately $0.2 million, and (b) changes in operating assets and liabilities including (i) a decrease of tax receivable of approximately $1.1 million as the Company received tax refund from tax authorities, and (ii) a decrease of prepaid expenses and other current assets because of amortization of directors’ and officers’ insurance.

Investing activities

For the year ended December 31, 2025, the cash flow used in investing activities was approximately $1.6 million, which was primarily attributable to purchase of digital assets of approximately $1.4 million and investment of approximately $0.3 million in an equity investee, partially offset by collection of loans of approximately $0.1 million from a related party.

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

For the year ended December 31, 2023, the cash flow used in investing activities was approximately $4.8 million, which was primarily attributable to purchase of digital assets of approximately $3.1 million, purchase of stablecoins of approximately $0.1 million, and investment in equity investees of approximately $1.5 million.

Financing activities

For the year ended December 31, 2025, we raised cash of approximately $7.1 million from private placements and approximately $2.8 million from equity financing through at the market offering.

For the year ended December 31, 2024, we raised cash of approximately $3.5 million from private placement closed in January 2024, May 2024 and August 2024.

For the year ended December 31, 2023, the cash flow provided by financing activities was approximately $3.7 million, which was primarily attributable to proceeds of approximately $1.4 million collected from investors for subscription for the private placement that closed in February 2023, and proceeds of approximately $2.3 million advanced from investors for subscription for the private placement closed in January 2024.

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

The valuation allowance is considered on an individual entity basis. As of December 31, 2025 and 2024, valuation allowances on deferred tax assets are provided because we believe that it is more-likely-than-not that certain of the subsidiaries will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

As of December 31, 2025 and 2024, the total valuation allowance for deferred tax assets was approximately $18.2 million and $13.2 million, respectively.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-cash and/or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net loss before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of membership and top-up streaming services and online advertising business. The adjustments currently include share-based compensation expenses, (gain) loss from exchange of digital assets, changes in fair value of digital assets and impairment of content assets.

We believe Adjusted EBITDA can be important financial measures because they allow management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA are provided in addition to and should not be considered to be a substitute for, or superior to net loss, the comparable measures under U.S. GAAP. Further, Adjusted EBITDA should not be considered as an alternative to revenue growth, net loss, diluted loss per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Years Ended December 31,
	2025	2024	2023
Reconciliation of non-GAAP loss from operations:
Net Loss	$(34,296,300)	$(10,503,700)	$(4,680,200)
Depreciation and amortization expenses	4,995,900	4,599,000	-
Income tax expenses (benefits)	1,600	(275,400)	87,100
Interest expenses	(101,800)	(131,300)	-
EBITDA	(29,400,600)	(6,311,400)	(4,593,100)

Adjustments:
Share-based compensation expenses	19,438,700	1,502,200	237,700
(Gain) loss from exchange of digital assets	(1,120,700)	(24,600)	900
Changes in fair value of digital assets	5,521,300	(2,238,700)	(1,721,900)
Impairment of content assets	8,700	3,000	-
Adjusted EBITDA	(5,552,600)	(7,069,500)	$(6,076,400)

For the year ended December 31, 2025, adjusted EBITDA was a loss of $5.6 million, a meaningful improvement compared to a loss of $7.1 million in 2024 and $6.1 million in 2023.

The improvement in adjusted EBITDA was mainly driven by the Company’s disciplined operational strategy amid intensifying competition in the short-drama industry. The Company successfully transitioned from self-developed content production to a more asset-light model focused on acquiring copyrighted short dramas, while optimizing its go-to-market strategy to drive organic user acquisition through social media engagement. This shift enhanced operational efficiency and stabilized margin profiles despite a challenging industry environment.

These operational improvements were partially offset by non-cash and non-recurring items that are not reflective of ongoing core operations, including share-based compensation expenses of $19.4 million (one-time equity grant) and changes in the fair value of digital assets of $5.5 million, which relate to the Company’s investment activities rather than day-to-day short-drama operations. Management believes excluding these items provides a clearer view of the Company’s true operating performance.

Looking ahead, the Company plans to integrate AI-generated short dramas into its content pipeline. This strategic initiative is expected to reduce content costs, improve user engagement, and strengthen profitability over time. With a clearer path to sustainable growth and operational efficiency, management remains confident in the Company’s long-term value creation potential.

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

Name	Age	Position
Yucheng Hu *	40	President, Chief Executive Officer, and Director
Yaman Demie *	45	Chairman
Jie Ma **	32	Chief Financial Officer, Treasurer and Secretary
Yunhao Chen (1)(2)	49	Director
Qin Yao (1)(3)	43	Director

(1)	Independent Director
(2)	Chairperson of the Audit Committee and Member of the Compensation Committee
(3)	Chairperson of the Compensation Committee and Member of the Audit Committee

*	On October 27, 2025, Mr. Yucheng Hu notified the Board of Directors of his decision to step down as Chairman of the Board, while continuing to serve as an executive director and the Chief Executive Officer of the Company. On the same day, the Board appointed Mr. Yaman Demir to serve as Chairman of the Board.

**	On December 23, 2025 (Singapore Time), Ms. Qin (Carol) Wang notified the Board of Directors of her resignation from the office of Chief Financial Officer, Treasurer and Secretary of the Company, effective immediately. Ms. Wang’s resignation was not due to a disagreement with the Company, its operations, policies, or practices but due to personal matters. On the same day, the Board appointed Ms. Jie Ma, the Company’s current head of finance, to serve as the Chief Financial Officer, Treasurer and Secretary of the Company, effective immediately.

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Business Experience

Mr. Yucheng Hu, President and Chief Executive Officer. Mr. Yucheng Hu has been our president and chief executive officer since September 30, 2021, and our director since October 1, 2021. Mr. Hu is the founder of Chengdu Quleduo Technology Co., Ltd., and has served as its Chief Executive Officer since 2011. Mr. Hu is a successful entrepreneur with over 15 years of experience in the internet industry. Mr. Hu established the Xiyou online mobile game platform (www.x52xiyou.com), which is a popular online gaming platform in China. Mr. Hu has also formed various software programming studios, such as the Mengqu studio, and has developed various mini-programs for social media applications such as the “click-and-play” application for instant on-line games access. Mr. Hu brings a wealth of management experience to the Board, including several executive positions within the internet and online gaming industry.

Mr. Yaman Demir, Chairman. Mr. Demir is a seasoned digital asset investor with a proven track record of successful exits across 20+ crypto projects. His investment portfolio spans key sectors including DeFi, NFT infrastructure, Layer1 network and stable coins.

Ms. Jie Ma, Chief Financial Officer, Treasurer and Secretary. Ms. Jie Ma has served as Head of Finance of Mega Matrix Inc. since December 2023. Prior to that, she was a Senior Auditor at PricewaterhouseCoopers (PwC) in Shenzhen from October 2018 to May 2023. She has extensive experience in financial reporting under U.S. GAAP and IFRS, as well as in mergers and acquisitions, due diligence, internal controls, and SEC financial reporting. Ms. Ma holds a Master of Science in Accounting and Finance from Newcastle University in the United Kingdom and a Bachelor of Administration in Accounting from Shenzhen University in China. The Company believes that Ms. Ma’s extensive experience in listed company financial management, cross-border compliance, capital operations and audit, as well as her professional qualifications, make her qualified to hold the position.

Non-Employee Directors

Ms. Yunhao Chen, Director. Dr. Yunhao Chen, currently serves as the Chief Financial Officer of Massimo Group since May 2023 and its director since April 2024, where she led the company through its IPO process and directs and manages its financial reporting and capital market functions. Prior to joining Massimo, Dr. Chen served as the Chief Financial Officer of Dogness International Corporation, where she had served similar roles and successfully executed several private placements. Dr. Chen, as the Chief Financial Officer, has extensive knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. As part of her experience, she has conducted analyses and research regarding a large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. With a Ph.D. in Accounting and an MBA in Finance and MIS from the University of Minnesota, and a BE degree from University of International Business and Economics of China, Dr. Chen has been active in academia. From 2007 to 2014, she served as a faculty member at the University of Miami and Florida International University. In addition, from 2011 until 2023, she has been teaching courses at the Healthcare MBA program at Southern Medical University in China. Dr. Chen has also published research results in both accounting and finance journals, such as Financial Management, the Journal of American Tax Association, and the Journal of Information System. Dr. Chen also serves on the boards of several public firms.

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

B. Compensation

In 2025, we paid an aggregate of $101.6 million in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Benefit Plans

We do not have any profit sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

Equity Compensation Plan Information

On December 29, 2021, shareholders of MPU DE approved the 2021 Equity Incentive. On December 15, 2023, shareholders of MPU DE approved the amended and restated 2021 Equity Incentive Plan (“2021 Plan”). The 2021 Plan allows for the award of stock and options, up to 1,580,000 Class A ordinary shares. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation” for grant of shares or restricted stock units to our executive officers. During fiscal year 2025, a total of 361,500 Class A ordinary shares were granted under 2021 Plan. As of December 31, 2025, no options and restricted share were outstanding under the 2021 Plan.

On August 15, 2025, the shareholders of the Company approved the Company’s 2025 Equity Incentive Plan (“2025 Plan”). Pursuant to the terms of the 2025 Plan, the number of authorized shares automatically resets on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026, and continuing until (and including) January 1, 2035 (provided, however, that the maximum number of Class A Ordinary Shares that may be issued through 2025 Plan is set at eight million (8,000,000)) to a number of Class A Ordinary Shares equal to the lesser of (i) ten percent (10%) of the total number of Class A Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase, and (ii) a number of Class A Ordinary Shares determined by the Board. Accordingly, as of January 1, 2026, the authorized number of Class A Ordinary Shares under the 2025 Plan was reset to an aggregate of 14,192,688 shares, of which eight million (8,000,000) shares have been authorized as incentive stock options. During fiscal year 2025, a total of 7,955,000 Class A ordinary shares were issued under 2025 Plan. As of December 31, 2025, no options and restricted share were outstanding under the 2025 Plan.

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

In connection with Ms. Ma’s appointment as Chief Financial Officer, Company Secretary and Treasurer of MPU DE, Ms. Ma entered into standard form of employment agreement, effective as of December 23, 2025, for a term of two (2) years, which provides for an annual base salary of $120,000.

For the year ended December 31, 2025, a total of 361,500 restricted stock units were granted to our executive officers under the 2021 Plan.

C. Board Practices

Board of Directors

The term of office of our board of directors unless re-elected at the 2026 annual meeting will expire at the 2026 annual meeting.

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

Director Independence

Dr. Chen and Ms. Yao, are independent directors, as defined in Section 803A of the NYSE American Company Guide. In addition, each of Dr. Chen and Ms. Yao are members of the Board’s Audit and Compensation. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Home Country Practice

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American in respect of the following:

●	the majority independent director requirement under Section 803 of the NYSE American LLC Company Guide;

●	the requirement under Section 803 of the NYSE American LLC Company Guide that an audit committee must be comprised of at least three members; and

●	the requirement under Section 713 of the NYSE American LLC Company Guide, to seek shareholder approval for the issuance of more than 20% of our outstanding shares at a price less than the Minimum Price (as defined in Section 713(c) therein).

Committees of the Board of Directors

Dr. Chen and Ms. Yao, are independent directors, as defined in Section 803A of the NYSE American Company Guide. In addition, each of Dr. Chen and Ms. Yao are members of the Board’s Audit and Compensation.

Audit Committee.  The Audit Committee operates under a charter adopted and approved by the board of directors. The Audit Committee meets with the Company’s management and its independent registered public accounting firm to review internal financial information, audit plans and results, and financial reporting procedures. The current Audit Committee consists of Dr. Yunhao Chen (Chair) and Qin Yao. The board of directors has determined that Dr. Yunhao Chen and Qin Yao are independent within the meaning of Sections 803A and 803B(2) of the NYSE American Company Guide, and that Dr. Chen is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee held two meetings during the fiscal year ended December 31, 2025.

Compensation Committee. The Compensation Committee assists the board of directors in discharging its responsibilities relating to the compensation of the Company’s directors and officers and complying with disclosure requirements regarding such compensation, if and when required and in accordance with applicable SEC and stock exchange rules and regulations. The Compensation Committee operates under a charter adopted and approved by the board of directors. The current Compensation Committee consists of Dr. Yunhao Chen , and Qin Yao (Chair). The board of directors has determined that Dr. Yunhao Chen and Qin Yao are independent within the meaning of Section 803A anI05(c) of the NYSE American Company Guide and Rule 10C-1(b)(1) under the Securities Exchange Act of 1934, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee held two meetings during the fiscal year ended December 31, 2025.

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

Executive Committee. The Executive Committee has the authority to acquire, dispose of and finance investments for the Company and execute contracts and agreements, including those related to the borrowing of money by the Company, and generally exercises all other powers of the board of directors except for those which require action by all of the directors or the independent directors under the Certificate of Incorporation or the Bylaws of the Company, or under applicable law or stock exchange requirements. As of December 31, 2025, the current Executive Committee consisted of only 1 (1) directors, Yucheng Hu. The Executive Committee did not meet during the fiscal year ended December 31, 2025.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 62,056,493 Class A Ordinary Shares outstanding as of April 6, 2026.

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

Name and Address of Beneficial Owner(1)	Number of Class A Shares		% of Class A Shares	Number of Class B Shares	% of Class B Shares	Number of Class C Shares	% of Class C Shares	% of Total Voting Power
Officers and Directors
Yucheng Hu (Chief Executive Officer and President)(2)	150,000	(2)	4.32%	1,809,977	64.41%	83,333	26.68%	44.63%
Jie Ma (Chief Financial Officer and Secretary)	900		*	—	—	—	—	—
Yaman Demir (Chairman)	3,290,390	(3)	5.04%	1,000,000	35.59%	2,290,390	73.32%	42.97%
Qin Yao (Director)	—		—	—	—	—	—	—
Yunhao Chen (Director)	—		—	—	—	—	—	—
All directors and executive officers as a group (5 individuals)	150,900	(2)	8.96%	2,809,977	100%	3,123,723	100%	87.60%

Five Percent Stockholders

Yaman Demir (Chairman)	3,290,391	(3)	5.04%	1,000,000	35.59	2,290,390	73.32%	42.97%

*	Less than 0.1%

(1)	The address of each holder listed above, except as otherwise indicated, is c/o Mega Matrix Inc., 88 Market Street, Level 21, CapitaSpring, Singapore 048948. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common stock owned by such person.

(2)	Includes 1,809,977 Class B shares and 833,333 Class C Shares that may be converted into a total of 2,643,310 Class A Shares by Mr. Hu at his option, 150,000 Class A Shares directly owned by Mr. Hu.

(3)	Includes 1,000,000 Class B shares and 2,290,390 Class C Shares that may be converted into a total of 3,290,391 Class A Shares by Mr. Demir at his option.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Third Amended and Restated Memorandum of Association incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on August 15, 2025.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-4 (File Number 333-271349), Form S-8 (File Number 333-277227-01), Form F-3 (File Number 333-283739), Form S-8 (File No. 333-289715), and Form F-3 (File No. 333-290026).

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

As of December 31, 2025, three customers accounted for 22.5%, 19.7% and 15.8% of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 38.3% and 15.7% of accounts receivable, respectively.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 15, 2025, Mega Matrix Inc. (the “Company”) announced the results of its Extraordinary General Meeting, which was held earlier that day in Singapore. At the Extraordinary General Meeting, shareholders approved a proposal, as an ordinary resolution, to increase the share capital to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each, with the rights and privileges as set out in the Third Amended and Restated Memorandum and Articles of Association of the Company with immediate effect. We incorporate by reference into this annual report the description of our share capital and rights of Class A Shares, Class B Shares and Class C Shares by reference to Exhibit 3.1 and Exhibit 4.(vi) to the Form 6-K filed with the Commission on August 15, 2025.

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

On September 4, 2025, we filed a registration statement on Form F-3 (File Number 333-290026), which was amended on November 25, 2025, and declared effective on January 15, 2026, to offer Class A Ordinary Shares, preferred shares, debt securities, warrants, units consisting of Class A Ordinary Shares, preferred shares, debt securities or warrants, or any other combination of these securities at an aggregate offering price of up to $2,000,000,000. We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-3 (File Number 333-290026).

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, due to the material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective.

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

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting As of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2025, we identified a material weakness related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm. We qualify as an “emerging growth company” pursuant to the JOBS Act, and, since our public float was not over $75 million as of June 30, 2025, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2025. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The current Audit Committee consists of Dr. Yunhao Chen (Chair) and Qin Yao. The board of directors has determined that Dr. Yunhao Chen (Chair) and Qin Yao are independent within the meaning of Sections 803A and 803B(2) of the NYSE American Company Guide, and that Dr. Chen is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC.

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

	2024	2025
Audit Fees(1)	$224,050	$219,000
Audit-Related Fees(2)	79,390	850
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$303,440	$219,850

(1)	Audit fees represent fees for professional services provided in connection with the audit of our annual financial statements and the review of our quarterly financial statements. This information is presented as of the latest practicable date for this annual report.

(2)	Audit related fees represent fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported above under “Audit Fees.”. Those services are normally provided in connection with statutory or regulatory filings or engagements including comfort letters, consents and other services related to SEC matters.

(3)	Our independent registered public accounting firms did not provide us with tax compliance, tax advice or tax planning services. No such fees were incurred during the fiscal years ended December 31, 2024 or 2025.

(4)	All other fees include fees billed by our independent registered public accounting firms for products or services other than as described in the immediately preceding three categories. No such fees were incurred during the fiscal years ended December 31, 2024 or 2025.

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

We currently rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. We have also followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have a majority of independent directors and that the audit committee consists of at least three members.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Mega Matrix Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum of Association and Articles of Association of Mega Matrix Inc. (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 6-K filed with the Commission on August 15, 2025).
2.1	Form of Warrant Certificate (Incorporated herein by reference to Exhibit 4.1 to MPU DE’s Report on Form 8-K filed with the Commission on January 18, 2024).
2.2	Form of Series A Common Stock Warrant (incorporated herein by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed with the Commission on August 5, 2024).
2.3	Form of Series B Common Stock Warrant (incorporated herein by reference to Exhibit 4.3 to the registrant’s Current Report on Form 8-K filed with the Commission on August 5, 2024).
2.4	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.4 to the registrant’s Current Report on Form 8-K filed with the Commission on August 5, 2024).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to the registrant’s annual report on Form 20-F filed with the Commission on March 28, 2025).
4.1	Form of Independent Director Agreement (Incorporated herein by reference to Exhibit 10.4 to MPU DE’s Report on Form 8-K filed with the Commission on October 1, 2021).
4.2+	Form of Employment Agreement (Incorporated herein by reference to Exhibit 10.5 to MPU DE’s Report on Form 8-K filed with the Commission on October 1, 2021).
4.3+	Amendment to Employment Agreement by and between AeroCentury Corp and Yucheng Hu, dated as of December 16, 2021 (Incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on December 17, 2021).
4.4	2021 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on January 3, 2022).
4.5	Form of Unit Subscription Agreement (Incorporated by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed on January 18, 2024).
4.6+	Form of Restricted Stock Unit Award Agreement under the 2021 Amended and Restated Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to MPU DE’s Report on Form 8-K filed on January 19, 2024).
4.7	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on May 14, 2024)

4.8	Form of Independent Director Agreement (incorporated herein by reference to Exhibit 10.2 to MPU DE’s Report on Form 8-K filed with the Commission on May 14, 2024).
4.9	Form of Share Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on May 9, 2024)
4.10	Form of Securities Purchase Agreement dated August 1, 2024 (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on August 5, 2024).
4.11	Form of Registration Rights Agreement, dated August 1, 2024 (incorporated herein by reference to Exhibit 10.2 to MPU DE’s Report on Form 8-K filed with the Commission on August 5, 2024).
4.12	Share Exchange Agreement dated August 15, 2024 (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Current Report on Form 8-K filed with the Commission on August 16, 2024).
4.13	Form of Repurchase Agreement (incorporated herein by reference to Exhibit 4.1 to the registrant’s Current Report on Form 6-K filed with the Commission on December 11, 2024).
4.14	Form of Subscription Agreement (incorporated herein by reference to Exhibit 4.2 to the registrant’s Current Report on Form 6-K filed with the Commission on December 11, 2024).
4.15	Third Amended and Restated Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Form F-4, as amended, filed with the Commission on August 7, 2024).
4.16	At The Market Offering Agreement, dated February 18, 2025, by and between Mega Matrix Inc. and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 6-K filed with the Commission on February 18, 2025).
4.17	Form of Standard Indemnification Agreement (Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the Commission on June 30, 2025)
4.18	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 6-K filed with the Commission on July 25, 2025).
4.19	Master Purchase And Sale Agreement For Digital Assets With A1 Ltd (Incorporated by reference to Exhibit 10.1 to the Company’s Amendment No.1 to Form F-3 filed with the Commission on November 25, 2025)
4.20	Custody Agreement With Matrix Trust Company Limited (Incorporated by reference to Exhibit 10.2 to the Company’s Amendment No.1 to Form F-3 filed with the Commission on November 25, 2025)
8.1*	Subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the registrant’s annual report on Form 20-F filed with the Commission on March 28, 2025).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the registrant’s annual report on Form 20-F filed with the Commission on March 28, 2025).
12.1*	Certifications of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.
12.2*	Certifications of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
13.1**	Certifications of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act.**
13.2**	Certifications of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.**
15.1*	Consent of Audit Alliance LLP
97	Clawback Policy (incorporated by reference to Exhibit 97 to the MPU DE’s Form 10-K filed with the Commission on March 18, 2024)
101.INS	Inline XBRL Instance Document (*)
101.SCH	Inline XBRL Taxonomy Extension Schema (*)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (*)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (*)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (*)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (*)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (*)

+	Management contract or compensatory plan or arrangement.

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer

Date: April 16, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mega Matrix Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mega Matrix Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, 2024, and 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

Audit Alliance LLP (PCAOB ID 3487)

Singapore, April 15, 2026

We have served as the Company’s auditor since 2021.

MEGA MATRIX INC.

CONSOLIDATED BALANCE SHEETS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	December 31,	December 31,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	$7,297,400	$8,870,800
Trading securities	4,100	7,000
Stable coins	100	-
Digital assets	5,760,400	-
Loans receivable - a related party	771,200	866,000
Due from a related party	6,200	-
Accounts receivable	508,800	422,800
Prepaid expenses and other assets	2,352,900	3,175,100
Current content assets, net	966,300	1,566,800
Total current assets	17,667,400	14,908,500

Non-current Assets:
Long-term investments	1,757,200	1,480,800
Goodwill	2,889,200	2,889,200
Content assets, net	113,500	183,800
Total non-current assets	4,759,900	4,553,800
Total assets	$22,427,300	$19,462,300

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$775,300	$1,000,500
Contract liabilities	1,738,200	2,095,500
Income taxes payable	4,400	2,700
Other current liabilities and accrued expenses	1,837,600	2,255,300
Total liabilities	4,355,500	5,354,000

Commitments and contingencies (Note 12)

Shareholders’ Equity:
Preferred stock, $0.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Ordinary Shares, $0.001 par value, 1,000,000,000 and 100,000,000 shares authorized, 61,926,888 and 34,536,384 shares outstanding as of December 31, 2025 and 2024, respectively	61,900	34,600
Class B Ordinary Shares, $0.001 par value, 50,000,000 and 10,000,000 shares authorized, 2,809,977 and 5,933,700 shares outstanding as of December 31, 2025 and 2024, respectively	2,800	5,900
Class C Ordinary Shares, $0.001 par value, 10,000,000 and nil shares authorized, 3,123,723 and nil shares outstanding as of December 31, 2025 and 2024, respectively	3,100	-
Paid-in capital	78,637,900	40,405,400
Accumulated deficit	(60,633,900)	(26,337,600)
Total shareholder’s equity	18,071,800	14,108,300
Total liabilities and shareholder’s equity	$22,427,300	$19,462,300

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	For the Years Ended December 31,
	2025	2024	2023

Revenues	$26,105,600	$36,184,000	$-
Cost of revenues	(11,710,500)	(15,164,500)	-
Gross profit	14,395,100	21,019,500	-

Operating expenses:
Selling expenses	(12,382,400)	(22,555,700)	(28,000)
General and administrative expenses	(30,943,200)	(10,082,200)	(5,236,900)
Total operating expenses	(43,325,600)	(32,637,900)	(5,264,900)

Loss from operations	(28,930,500)	(11,618,400)	(5,264,900)

Other income (expenses):
Changes in fair value of digital assets	(5,521,300)	2,238,700	1,721,900
Share of equity loss	(300)	(19,200)	(75,200)
Impairment of long-term investments	-	(770,800)	-
Changes in fair value of trading securities	21,400	(36,400)	-
Investment loss on trading securities	(25,900)	(740,100)	-
Interest income, net	101,900	131,300	-
Other income, net	60,000	35,800	58,200
Total other (expenses) income, net	(5,364,200)	839,300	671,800

Loss from operations before income tax	(34,294,700)	(10,779,100)	(4,593,100)
Loss from dissolution of subsidiaries	-	-	(1,033,100)

Income tax (expenses) benefits	(1,600)	275,400	(87,100)
Net loss and comprehensive loss	(34,296,300)	(10,503,700)	$(4,680,200)
Less: Net loss and comprehensive loss attributable to non-controlling interests	-	(1,620,300)	(615,800)
Net loss and comprehensive loss attributable to Mega Matrix Inc.’s stockholders	$(34,296,300)	$(8,883,400)	$(4,064,400)
Loss per share:
Basic and Diluted	$(0.75)	$(0.23)	$(0.13)

Weighted average shares used in loss per share computations:
Basic and Diluted	45,723,613	37,998,749	31,323,124

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

	Mega Matrix Inc.’s Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Class C Ordinary Shares				Non-
	Number of Stocks	Amount	Number of Stocks	Amount	Number of Stocks	Amount	Paid-in Capital	Accumulated Deficits	Controlling Interests	Total
Balance, December 31, 2022	26,484,055	$26,500	-	$-	-	$-	$21,372,100	$(13,420,400)	$(1,016,300)	$6,961,900
Cumulative-effect adjustment of opening balance due to adoption of fair value measurement of digital assets	-	-	-	-	-	-	-	30,600	-	30,600
Issuance of common stocks pursuant to private placement	5,079,999	5,100	-	-	-	-	6,598,900	-	-	6,604,000
Issuance of common stocks to a service provider	160,577	200	-	-	-	-	237,500	-	-	237,700
Capital injection from a non-controlling shareholder	-	-	-	-	-	-	-	-	88,900	88,900
Withdrawal of capital by a non-controlling shareholder	-	-	-	-	-	-	-	-	(88,900)	(88,900)
Dissolution of subsidiaries	-	-	-	-	-	-	(386,300)	-	1,632,100	1,245,800
Net loss	-	-	-	-	-	-	-	(4,065,400)	(615,800)	(4,680,200)
Balance, December 31, 2023	31,724,631	$31,800	-	$-	-	$-	$27,822,200	$(17,454,200)	$-	$10,399,800
Issuance of Class B Ordinary shares	-	-	5,933,700	5,900	-	-	(5,900)	-	-	-
Issuance of common stocks to certain investors in a private placement	4,853,635	4,900	-	-	-	-	8,930,100	-	-	8,935,000
Issuance of common stocks to an underwriter	208,091	200	-	-	-	-	(200)	-	-	-
Issuance of common stocks to acquire a subsidiary	1,500,000	1,500	-	-	-	-	2,263,500	-	1,510,000	3,775,000
Share-based compensation to employees	626,650	600	-	-	-	-	1,355,200	-	-	1,355,800
Share-based compensation to non-employees	57,077	*	-	-	-	-	146,400	-	-	146,400
Issuance of common stocks to acquire noncontrolling interest of a subsidiary (Note 4)	1,500,000	1,500	-	-	-	-	(111,800)	-	110,300	-
Net loss	-	-	-	-	-	-	-	(8,883,400)	(1,620,300)	(10,503,700)
Repurchase of Class A Ordinary Shares	(5,933,700)	(5,900)	-	-	-	-	5,900	-	-	-
Balance, December 31, 2024	34,536,384	$34,600	5,933,700	$5,900	-	$-	$40,405,400	$(26,337,600)	$-	$14,108,300
Reclassification of Class B Ordinary Shares to Class C Ordinary Shares	-	-	(3,123,723)	(3,100)	3,123,723	3,100	-	-	-	-
Share-based compensation to employees	3,888,400	3,900	-	-	-	-	8,708,900	-	-	8,712,800
Share-based compensation to non-employees	4,627,832	4,500	-	-	-	-	10,721,400	-	-	10,725,900
Issuance of ordinary shares to Manager of ATM (Note 9)	2,089,272	2,100	-	-	-	-	2,819,000	-	-	2,821,100
Issuance of ordinary shares pursuant to a private placement	16,000,000	16,000	-	-	-	-	15,984,000	-	-	16,000,000
Issuance of ordinary shares to an underwriter of a private placement	785,000	800	-	-	-	-	(800)	-	-	-
Net loss	-	-	-	-	-	-	-	(34,296,300)	-	(34,296,300)
Balance, December 31, 2025	61,926,888	$61,900	2,809,977	$2,800	3,123,723	3,100	$78,637,900	$(60,633,900)	$-	$18,071,800

*	The amount of Class A Ordinary Shares issued for share-based compensation to non-employees was below 100.

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rounded to the Nearest Hundred US Dollar, unless otherwise stated)

	For the Years Ended December 31,
	2025	2024	2023
Operating activities:
Net loss	$(34,296,300)	$(10,503,700)	$(4,680,200)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	4,995,900	4,599,000	-
Impairment of content assets	8,700	3,000	-
Share-based compensation for employees	8,712,800	1,355,800	-
Share-based compensation for non-employees	10,725,900	146,400	237,700
Gain of digital assets from revenues	-	(14,300)	(47,800)
(Gain) loss from exchange of digital assets	(1,120,700)	(24,600)	900
Changes in fair value of digital assets	5,521,300	(2,238,700)	(1,721,900)
Interest income from loans receivable due from a related party	(17,100)	(16,000)	-
Share of equity loss in an equity method investee	300	19,200	75,200
Loss from dissolution of subsidiaries	-	-	1,033,100
Changes in fair value of trading securities	(21,400)	36,400	-
Impairment of long-term investments	-	770,800	-
Deferred tax benefits	-	(277,000)	-
Changes in operating assets and liabilities:
Stable coins	-	1,500,000	-
Digital assets	-	12,307,100	-
Accounts receivable	(86,000)	(99,300)	-
Prepaid expenses and other assets	822,000	(2,300,700)	-
Due from a related party	(6,200)	-	-
Current content assets, net	(4,333,800)	(4,558,200)	324,400
Taxes receivable	-	-	1,095,600
Accounts payable	(225,100)	957,100	-
Contract liabilities	(357,300)	1,700,500	-
Income taxes payable	1,600	1,600	124,200
Other current liabilities and accrued expenses	(230,500)	756,800	557,400
Net cash (used in) provided by operating activities	(9,905,900)	4,121,200	(3,001,400)

Investing activities:
Purchases of digital assets	(1,448,200)	-	(3,146,600)
Purchases of stable coins	-	(610,000)	(139,900)
Investment in equity investees	(276,700)	(500,000)	(1,546,000)
Loans made to a related party	-	(850,000)	-
Repayment of loans from a related party	111,900	-	-
Investment in trading securities	(19,800)	(267,800)	-
Redemption of investments in trading securities	44,200	224,400	-
Acquisition of net assets of a subsidiary	-	118,300	-
Net cash used in investing activities	(1,588,600)	(1,885,100)	(4,832,500)

Financing activities:
Subscription fee advanced from investors	-	3,504,900	2,280,100
Proceeds from issuance of common stocks pursuant to private placements	7,100,000	-	1,420,000
Proceeds from issuance of common stocks pursuant to at the market offering	2,821,100	-	-
Capital injection from a non-controlling shareholder	-	-	88,900
Capital withdrawal by a non-controlling shareholder	-	-	(88,900)
Net cash provided by financing activities	9,921,100	3,504,900	3,700,100
Net (decrease) increase in cash and cash equivalents	(1,573,400)	5,741,000	(4,133,800)
Cash, cash equivalents, beginning of year	8,870,800	3,129,800	7,263,600
Cash, cash equivalents, end of year	$7,297,400	$8,870,800	$3,129,800

Supplemental Cash Flow Information
Payment of interest expenses	$-	$-	$-
Payment of income tax expenses	$-	$-	$-

Non-cash Investing and Financing activities
Subscription fee advanced from investors in the form of USDC and USDT	$-	$-	$475,000
Subscription fee paid from investors in the form of USDC and USDT	$8,900,000	$2,675,000	$-
Purchase of digital assets in the form of USDT	$7,398,200	$-	$-
Issuance of common stocks to settle subscription fee advanced from investors	$-	$2,755,100	$6,604,000

The accompanying notes are an integral part of these consolidated financial statements.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Reorganization and reclassification of Class A, Class B and Class C ordinary shares

On October 8, 2024, Mega Matrix Inc. (“MPU Cayman” or the “Company”), Mega Matrix Corp. (“MPU DE”, formerly “AeroCentury Corp.” and “ACY”), a Delaware corporation, and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger   (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” The CUSIP/ISIN number relating to the Class A Shares of MPU Cayman is G6005C 108/ KYG6005C1087. Prior to the Redomicile Merger, shares of MPU DE’s common stock were registered pursuant to Section 12(b) of the Exchange Act, and listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share. The Redomicile Merger does not have accounting impact on the consolidated financial statements.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue the Preferred Shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding. The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

On August 15, 2025, the Company’s shareholders approved an increase of the share capital to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

On September 2, 2025, Mr. Yucheng Hu, Chairman of the Board of Directors and a shareholder of the Company, submitted a notice of conversion pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association (“MAA”), requesting to convert 3,123,723 Class B ordinary shares, par value $0.001 per share (“Class B Shares”), into 3,123,723 Class C ordinary shares, par value $0.001 per share (“Class C Shares”) (the “Conversion”). Each Class B Share is convertible into one (1) Class A ordinary share, par value$0.001 (“Class A Share”), or one (1) Class C Share, at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes. On September 3, 2025, Mr. Hu entered into a share transfer agreement, pursuant to which he agreed to transfer 2,290,390 Class C Shares to Mr. Yaman Demir, a director of the Company, at par value and as permitted under the MAA (the “Transfer”). The Conversion and the Transfer closed on September 22, 2025.

MEGA MATRIX INC.

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

Setup of subsidiaries

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

On September 24, 2025, the Company set up FunVerse Holding Inc, a wholly owned subsidiary in Cayman Islands. FunVerse Holding Inc is a holding company.

Digital asset treasury (“DAT”) reserve strategies

In May 2025, the Company’s Board of Directors approved the purchase of Bitcoin and/or Ethereum to hold as a treasury reserve asset. This business strategy was updated on July 2, 2025, in which the Company’s Board of Directors approved to restart its Ethereum (“ETH”) staking business and the exploration of a broader Web3-focused strategy. Through staking, the Company earns rewards that can be reinvested into ETH or used for general corporate purposes. The Company believes that its strategy to reinstate its ETH staking business will enhance long-term shareholder value. On August 21, 2025, the Company further updated its DAT reserve strategies and focus on stablecoin governance token its primary treasury asset.

Acquisition of FunVerse Holding Limited (“FunVerse”) and its subsidiary

On January 7, 2024, MPU DE entered into and closed a definitive Share Exchange Agreement with FunVerse Holding Limited, a company incorporated under the laws of the British Virgin Islands and the sole parent company of Yuder Pte. Ltd. (“Yuder”), and the shareholders of FunVerse. Following the transaction, MPU DE owns sixty percent (60%) of equity interest of FunVerse. FunVerse, through Yuder, operates FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas that are also translated into different languages for the users that are spread across various parts of the world. In addition to creating original dramas, Yuder also acquires third party content which it then translates and distributes on its FlexTV platform.

On August 15, 2024, MPU DE closed its acquisition of 40% equity interest in FunVerse Holding Limited and its wholly owned subsidiary, Yuder Pte. Ltd. (“Yuder”), at share consideration of 1,500,000 Class A Ordinary Shares of the Company. Upon the acquisition, the Company, through MPU DE, indirectly owns 100% equity interest in FunVerse and Yuder.

MEGA MATRIX INC.

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

The major subsidiaries of the Company as of December 31, 2025 are summarized as below:

	Later of date of
	incorporation or	Place of	% of	Principal
Name of Subsidiaries	Acquisition	Incorporation	Ownership	Activities
Major subsidiaries:
FunVerse Holding Limited	January 7, 2024	BVI	100%	Investment holding
Yuder Pte. Ltd.	January 7, 2024	Singapore	100%	Short drama streaming platform
Bona Box FZ LLC	September 24, 2024	Abu Dhabi	100%	Short drama streaming platform
Saving Digital Pte. Ltd.	August 31, 2022	Singapore	100%	ETH staking
Marsprotocol Technologies Pte. Ltd.	March 1, 2023	Singapore	100%	Investment holding
FunVerse Holding Inc	September 24, 2025	Cayman	100%	Investment holding

MEGA MATRIX INC.

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

As of December 31, 2025 and 2024, the Company did not have outstanding balance of non-controlling interests.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments that are not readily apparent from other sources.

The most significant estimates with regard to these consolidated financial statements are accounting for the application of the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, useful lives of content assets, revenue recognition from contract liabilities, accounting for income taxes, and the amounts recorded as allowances for credit loss accounts.

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

Fair value of digital assets is based on Level 1 inputs as these were based on observable quoted prices in the Company’s principal market for identical assets. Management of the Company considers the carrying amount of cash and cash equivalents, accounts receivable, loans receivable due from a related party, other receivables, accounts payable, other payables and income taxes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 9).

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

MEGA MATRIX INC.

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

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses. Accounts receivable do not bear interest.

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

As of December 31, 2025 and 2024, the Company did not provide expected credit losses against accounts receivable.

Digital assets

For the year ended December 31, 2025, the Company purchased bitcoin from open market. As of December 31, 2025, digital assets (primarily include bitcoin (“BTC”) and Ethena (“ENA”) are initially recorded at cost in current assets in the accompanying consolidated balance sheets.

The Company holds its digital assets in accounts with third-party custodians and exchanges. The Company assesses the custodial arrangements and related risks, including cybersecurity and counterparty risks.

The Company adopted ASU 2023-08 in the year ended December 31, 2025, which requires entities to measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. The Company’s digital assets are within the scope of ASU 2023-08.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The digital assets held by the Company are traded on a number of active markets globally. The Company considered CoinMarketCap to be its principal market as it provides reliable and great volume and level of activity for bitcoin for which the Company can access.

Purchases of digital assets by the Company are included within investing activities on the accompanying consolidated statements of cash flows. The changes of digital assets are included within operating activities   in the accompanying consolidated statements of cash flows. Changes in fair value are reported as “changes in fair value on digital assets” and realized gains or losses are reported as “realized gains (loss) on digital assets” in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

MEGA MATRIX INC.

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

Long-term investments

As of December 31, 2025 and 2024, long-term investments represent the Company’s investment in two equity method investees over which the Company has significant influence, and investment in two privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares.

Investment in equity method investees

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

For the year ended December 31, 2024, the Company provided impairment of $770,800 against investment in equity investees (Note 6).

For the years ended December 31, 2025 and 2023, the Company did not provide impairment against long-lived assets.

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

In January 2024, the Company recognized goodwill of $2,889,200 arising from business combination of FunVerse and its subsidiary (Note 4). As of December 31, 2025 and 2024, no impairment was provided against the goodwill.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Membership and top-up streaming services (“IAP”)

Membership and top-up streaming services are referred to as In-App Purchases (“IAP”). The Company offers membership streaming services to subscribing members from various countries and the features of the plan, which primarily include access to exclusive and ad-free streaming of short dramas, and accelerated downloads and others. It’s optional for users to subscribe for weekly, monthly or annual membership on the short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks.

Full membership and top-up charges are prepaid before provision of membership and top-up streaming services. The collection of membership and top-up charges are initially recorded as “contract liabilities” on the consolidated balance sheets and revenue is recognized ratably over the membership period and consumption of in-app coins as services are rendered.

Online advertising services (“IAA”)

Online advertising services are referred to as In-App Advertising (“IAA”). The Company sells advertising services by delivering brand advertising primarily to third-party advertising agencies. The Company provides advertisement placements on its short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The transaction prices are varied according to the scale of impressions and types of the advertisements in the contracts with customers. The contracts have one performance obligation. Revenues are recognized over time. The Company has a right to consideration from the customers in an amount that corresponds directly with the value the Company’s performance obligations completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognizes revenues from provision of online advertising services based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platform in the year ended December 31, 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants license of its self-produced short-dramas to the platforms and allow them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company evaluates whether the license provides a right-to-use or right-to-access intellectual property. Revenue from fixed consideration is recognized at a point in time when control of the license is transferred for right-to-use licenses, or over time for right-to-access licenses. Variable consideration is recognized when it is probable that a significant reversal will not occur.

Contract balances

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements.

As of December 31, 2024, the Company had contract liabilities of $2,095,500, which were recognized as revenues in the year ended December 31, 2025.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Disaggregation of revenue

For the years ended December 31, 2025, 2024 and 2023, the Company disaggregate revenue into three revenue streams, consisting of In-App Purchases services, In-App Advertising services and content licensing business, as follows:

	For the Years Ended December 31,
	2025	2024	2023
Membership and top-up streaming services	$21,620,200	$31,586,800	$-
Online advertising services	2,616,500	3,698,500	-
Content licensing business	1,868,900	898,700	-
	$26,105,600	$36,184,000	$-

Cost of revenues

For the year ended December 31, 2025 and 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents, software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas. Cost of revenues are recorded in the consolidated statements of operations and comprehensive loss as incurred.

Income Taxes

The Company accounts for current and deferred income taxes in accordance with the authoritative guidance, which requires that the income tax impact is to be recognized in the period in which the law is enacted. Current income tax expense represents taxes paid or payable for the current period. Deferred tax assets and liabilities are recognized using enacted tax rates for the future tax impact of temporary differences between the financial statement and tax bases of recorded assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on historical and projected future taxable income over the periods in which the temporary differences are expected to be recovered or settled on each jurisdiction.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, the Company recognizes liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2025, the Company has not uncertain tax positions recorded.

MEGA MATRIX INC.

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

Reclassification

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period (Note 3). The reclassification has no impact on the total assets and total liabilities as of December 31, 2023 or on the statements of operations for the years ended December 31, 2023.

Segment reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Company operates and manages its business as a single operating and reportable segment. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income (loss) when making decisions about allocating resources and assessing performances of the Company. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Segment reporting (cont’d)

The following table disaggregates the Company’s revenues by primary geographical markets based on the location of customers for the years ended December 31, 2025 and 2024.

	For the year ended December 31, 2025
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$6,522,600	$8,917,800	$5,022,500	$1,157,300	$21,620,200
Online advertising services	-	2,616,500	-	-	2,616,500
Content licensing	-	1,868,900	-	-	1,868,900
Total	$6,522,600	$13,403,200	$5,022,500	$1,157,300	$26,105,600

	For the year ended December 31, 2024
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$13,427,900	$11,645,300	$4,399,700	$2,113,900	$31,586,800
Online advertising services	-	3,698,500	-	-	3,698,500
Content licensing	-	898,700	-	-	898,700
Total	$13,427,900	$16,242,500	$4,399,700	$2,113,900	$36,184,000

Going concern

For the years ended December 31, 2025, 2024 and 2023, the Company reported net losses of $34,296,300, $10,503,700 and $4,680,200, respectively. In addition, the Company had accumulated deficits of $60,633,900 and $26,337,600 as of December 31, 2025 and 2024, respectively, but the Company had working capital of $13,311,900 among which the Company held cash of $7,297,400 as of December 31, 2025, which is expected to support our operating and investing activities for the next 12 months.

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

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration and credit risks

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, $7,297,400 were deposited in financial institutions in Singapore, and each bank accounts is insured by the government authority with the maximum limit of S$100,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in Singapore which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

2) Foreign currency risk

We incurred certain operating expenses in the subsidiaries in Singapore which are denominated in SGD, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Monetary Authority of Singapore (“MAS”). Approval of foreign currency payments by the MAS or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of SGD is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the MAS market.

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers. For the years ended December 31, 2025 and 2024, the Company had no customers which accounted for more than 10% of revenues.

As of December 31, 2025, three customers accounted for 22.5%, 19.7% and 15.8% of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 38.3% and 15.7% of accounts receivable, respectively.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. This ASU is effective for fiscal years beginning after December 15, 2024 on either a prospective or retrospective basis, with early adoption permitted. This ASU is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) income taxes paid disaggregated by jurisdiction. The Company adopted this ASU on a prospective approach for the 2025 annual reporting period.

Recent accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with U.S. GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

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

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

3. REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has noted the following matters in relation to its consolidated financial statements for the year ended December 31, 2023 that had been filed on August 19, 2024. The matter related to the reclassification of other income.

a. Reclassification of revenue and cost of revenues

The Company ceased solo-staking business in March 2024, and accordingly the Company reclassified revenues from solo-staking business to other income, net, and cost of revenues to general and administrative expenses. For comparison purpose, the Company reclassified revenues to other income, net, and reclassified cost of revenues to general and administrative expenses for the year ended December 31, 2023.

The following tables present the effects of revisions on the Company’s financial statements for the year ended December 31, 2023.

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

MEGA MATRIX INC.

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

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

4. ACQUISITION OF FUNVERSE (CONTINUED)

On August 15, 2024, the Company closed its acquisition of 40% equity interest in FunVerse and Yuder, at share consideration of 1,500,000 Class A Ordinary Shares of the Company, at per share price of $1.51. Upon the acquisition, the Company owned 100% equity interest in FunVerse and Yuder. The acquisition of 40% equity interest in FunVerse does not result in a change in control of FunVerse and Yuder, which was accounted for as equity transactions. The difference between the carrying amount of the non-controlling interest as of August 15, 2024 and the fair value of 1,500,000 share consideration was recognized in additional paid-in capital.

5. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	December 31,	December 31,
	2025	2024

BTC	$2,187,600	$-
ENA	1,038,700	-
USDT	2,534,100	-
	$5,760,400	$-

For the year ended December 31, 2025, the Company purchased 13 BTC from open market and exchanged 13 BTC from ENA. For the year ended December 31, 2025, the Company exchanged 1 BTC into ENA and realized exchange loss of $400. For the year ended December 31, 2025, the Company recognized a decrease in fair value of BTC of $1,707,300. As of December 31, 2025, the Company held 25 BTC with fair value of $2,187,600.

For the year ended December 31, 2025, the Company exchanged an aggregated 8,916,805 ENA from USDT, BTC and ETH. For the year ended December 31, 2025, the Company also exchange 3,713,223 ENA into 13 BTC and realized exchange gain of $1,121,100. For the year ended December 31, 2025, the Company recognized a decrease in fair value of ENA of $3,887,900. As of December 31, 2025, the Company held 5,203,582 ENA with fair value of $1,038,700.

For the year ended December 31, 2025, the Company exchanged an aggregated 40 ETH from open market and exchanged 40 ETH into ENA. For the year ended December 31, 2025, the Company recognized an increase in fair value of $73,900. As of December 31, 2025, the Company did not hold ETH.

As of December 31, 2025, the Company held 2,534,100 USDT, respectively. The fair value of USDT was both kept at $1.00 because one USDT is pegged to one U.S. dollar.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

5. DIGITAL ASSETS (CONTINUED)

Additional information about digital assets

As the Company did not adopt DAT reserve strategies until May 2025, the additional information about digital assets is not available for the year ended December 31, 2025. The following tables present additional information about digital assets for the year ended December 31, 2025.

The following table presents additional information about BTC for the year ended December 31, 2025:

For the year ended December 31,
2025
Opening balance	$-
Purchases of BTC	630,300
Purchases of BTC from exchange of USDT	748,200
Purchases of BTC from exchange of ENA	2,632,100
Exchange of BTC into ENA	(115,300)
Exchange loss	(400)
Changes in fair value of BTC	(1,707,300)
$2,187,600

The following table presents additional information about ENA for the year ended December 31, 2025:

For the year ended December 31,
2025
Opening balance	$-
Purchases of ENA from exchange of USDT	6,149,900
Purchases of ENA from exchange of BTC	115,300
Purchases of ENA from exchange of ETH	172,400
Exchange of ENA into BTC	(2,632,100)
Exchange gain	1,121,100
Changes in fair value of ENA	(3,887,900)
$1,038,700

The following table presents additional information about ETH for the year ended December 31, 2025:

For the year ended December 31,
2025
Opening balance	$-
Purchases of ETH	98,500
Purchases of ENA from exchange of ETH	(172,400)
Changes in fair value of ETH	73,900
$-

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

5. DIGITAL ASSETS (CONTINUED)

The following table presents additional information about USDT for the year ended December 31, 2025:

For the year ended December 31,
2025
Opening balance	$-
Purchases of USDT	719,400
Addition of USDT from private placement	8,900,000
Purchase of USDT from exchange of USDe	500,000
Exchange of USDT into BTC	(748,200)
Exchange of USDT into ENA	(6,149,900)
Exchange of USDT into USDe	(500,000)
Exchange of USDT into USDC	(100)
Payment of operating expenses	(187,100)
$2,534,100

The following table presents additional information about USDe for the year ended December 31, 2025:

For the year ended December 31,
2025
Opening balance	$-
Purchases of USDe from exchange of USDT	500,000
Exchange of USDe into USDT	(500,000)
$-

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

6. LONG-TERM INVESTMENTS

As of December 31, 2025 and December 31, 2024, long-term investments were comprised of the following:

	December 31,	December 31,
	2025	2024
Investment in Quleduo	$1,500,000	$1,500,000
Investment in AIFLIX LLC (“AIFlix”)	276,700	-
Less: share of equity loss in Quleduo	(19,500)	(19,200)
	$1,757,200	$1,480,800

Quleduo is a privately held company which is engaged in software design and development. In May and September 2023 and January 2024, the Company made a total cash consideration of $1,500,000 in three instalments to acquire 25% of equity interest in Quleduo. The Company used equity method to measure the investment in Quleduo. For the year ended December 31, 2025, Quleduo reported net loss of approximately $1,200 and the Company recorded share of equity loss of $300. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in Quleduo.

On March 17, 2025, the Company setup AIFlix with Wardour Studios Inc. (“Wardour Studios”), a leading Hollywood production and digital-effects studio specializing in next-generation content creation, for AI-generated short drama production. The Company and Wardour Studios owned equity interest of 50% and 50% in AIFlix, respectively. For the year ended December 31, 2025, the Company made investment of $276,700 to AIFlix, and AIFLIX has not generated revenue or net income. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in AIFlix.

As of December 31, 2025 and 2024, the Company owned 30% equity interest in MarsLand Global Limited (“MarsLand”), over which the Company exercised significant influence. The Company used equity method to measure the investment in MarsLand. During the year ended December 31, 2024, Marsland reported an underperformance and a majority of the employees resigned from Marsland. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value. As of December 31, 2024, the Company provided full impairment against the investment in Marsland. As of December 31, 2025 and 2024, the Company had investment of $nil in Marsland.

The Company owned 7.6% equity interest in DaoMax Technology Co., Ltd, (“DaoMax”), over which the Company neither had control nor significant influence through investment in ordinary shares. The Company accounted for the investment in DaoMax using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. In September 2024, DaoMax was closed as the management of DaoMax assessed that it could not generate profits from operations. For the year ended December 31, 2024, the Company provided full impairment of $546,000 against investment in DaoMax. As of December 31, 2025 and 2024, the Company had investment of $nil in DaoMax.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

7. CONTENT ASSETS, NET

Content assets were comprised of current content assets and non-current content assets. The useful lives of current content assets were below 12 months, while the useful lives of non-current content assets were ranged between 18 months and 36 months.

Current content assets were comprised of the following:

	December 31,	December 31,
	2025	2024
Produced contents
- in development and production	$64,500	$321,600
- released	6,104,900	3,449,400
Copyrights	3,524,900	1,691,700
	9,694,300	5,462,700
Less: accumulated amortization	(8,716,300)	(3,892,900)
Less: accumulated impairment	(11,700)	(3,000)
Total	$966,300	$1,566,800

Non-current content assets were comprised of the following:

	December 31,	December 31,
	2025	2024
Produced contents	$581,000	$581,000
Copyrights	415,200	313,000
	996,200	894,000
Less: accumulated amortization	(882,700)	(710,200)
Total	$113,500	$183,800

The following is a schedule, by fiscal years, of amortization amount of content asset as of December 31, 2025:

For the year ending December 31, 2026	$1,058,200
For the year ending December 31, 2027	21,600
Total	$1,079,800

For the year ended December 31, 2025 and 2024, the Company recorded amortization expenses of $4,995,900 and $4,599,000 on content assets. In addition, for the year ended December 31, 2025 and 2024, the Company provided impairment of $8,700 and $3,000 on production contents in development and production, as our customers defaulted in acceptance of the products. The Company did not record amortization expenses for the years ended December 31, 2023 on content assets.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

8. OPERATING LEASES

As of December 31, 2025 and 2024, the Company leases office spaces in the United States and Singapore under non-cancelable operating leases, with terms ranging within 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

For the years ended December 31, 2025, 2024 and 2023, the Company recorded rent expenses of $29,300, $49,500 and $94,000, respectively.

9. EQUITY

Ordinary Shares

As of December 31, 2024, the Company has been authorized to issue 100,000,000 shares of Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. As of December 31, 2024, the Company had 34,536,384 shares of Class A Ordinary Shares and 5,933,700 shares of Class B Ordinary Shares issued and outstanding.

On August 15, 2025, the Company’s shareholders approved an increase of the share capital to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

On September 2, 2025, Mr. Yucheng Hu, Chairman of the Board of Directors and a shareholder of the Company, submitted a notice of conversion pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association (“MAA”), requesting to convert 3,123,723 Class B ordinary shares, par value $0.001 per share (“Class B Shares”), into 3,123,723 Class C ordinary shares, par value $0.001 per share (“Class C Shares”) (the “Conversion”). Each Class B Share is convertible into one (1) Class A ordinary share, par value$0.001 (“Class A Share”), or one (1) Class C Share, at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes. On September 3, 2025, Mr. Hu entered into a share transfer agreement, pursuant to which he agreed to transfer 2,290,390 Class C Shares to Mr. Yaman Demir, a director of the Company, at par value and as permitted under the MAA (the “Transfer”). The Conversion and the Transfer closed on September 22, 2025.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

9. EQUITY (CONTINUED)

Ordinary Shares (continued)

On February 18, 2025, the Company entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright& Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20,000,000. For the year ended December 31, 2025, the Company sold 2,089,272 shares of Class A Ordinary Share and raised net proceeds of $2,821,100. On March 10, 2025, the Company sold 5,800 shares of Class A Ordinary Share to the Manager as reimbursement for Manager’s counsel’s fees in connection with each due diligence update session.

On July 24, 2025, the Company signed a Securities Purchase Agreement (the “Agreement”) with certain accredited investors (collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 16,000,000 Class A ordinary shares, par value $0.001 (the “Class A Shares”), for an aggregate purchase price of $16,000,000, or $1.00 per Class A Share (the “Offering Purchase Price”, the transactions contemplated under the Agreement, the “Offering”). The Offering closed on the same day and the proceeds therefrom will provide a solid capital foundation for the Company’s proposed strategic expansion into the stable coin sector. In connection with preparation of the Offering, on July 17, 2025, the Company entered into a Finder’s Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (the “Finder”). The Company has agreed to a fee, to be paid in Class A Shares, equal to 5% of the Class A Shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 785,000 Class A Shares to the Finder under the Finder’s Agreement.

In addition, pursuant to a prior engagement letter with H.C. Wainwright & Co. (“Wainwright”), the Company agreed to pay Wainwright a cash fee equal to 3% of the aggregate gross proceeds raised in the Offering that is in excess of $5,000,000. Wainwright acted as financial advisor to the Company and has not been engaged in the solicitation or distribution of the Offering.

For the year ended December 31, 2025, the Company issued an aggregated 4,627,832 shares of Class A Ordinary Shares stocks to certain service providers, among which 262,832 shares were vest immediately and 4,365,000 shares were vest in four months through December 2025. For the year ended December 31, 2025, the Company recognized services expenses of $10,725,900 in the account of general and administrative expenses.

For the year ended December 31, 2025, the Company issued 3,888,400 restricted stock units to the Company’s management and staff under the Amended and Restated 2021 Equity Incentive Plan, among which 2,998,400 shares were vest immediately and 3,590,000 shares were vest in four months through December 2025. For the year ended December 31, 2025, the Company recognized share-based compensation expenses of $8,712,800 in the account of general and administrative expenses.

As of December 31, 2025, the Company had 61,926,888 shares of Class A Ordinary Shares, 2,809,977 shares of Class B Ordinary Shares, and 3,123,723 shares of Class C Ordinary Shares issued and outstanding.

MEGA MATRIX INC.

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

As of January 17, 2024
Risk-free rate of return	4.02%
Estimated volatility rate	99.86%
Dividend yield	0%
Spot price of underlying ordinary share	$2.8
Exercise price	$1.5
Relative fair value of warrant	$1,867,400

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

	August 5, 2024
	Series A Warrants	Series B Warrants
Risk-free rate of return	3.89%	3.62%
Estimated volatility rate	136.12%	166.01%
Dividend yield	0%	0%
Spot price of underlying ordinary share	$2.07	$2.07
Exercise price	$2.20	$2.20

In addition, the Company also issued pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant. The investors exercised the pre-funded warrants in September 2024 and the Company issued 340,909 shares of common stocks. As of December 31, 2025, the Company had outstanding warrants to purchase up to 3,853,636 Class A Ordinary Shares.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. INCOME TAXES

Income tax provision (benefit) were comprised of the following:

	For the Years Ended December 31,
	2025	2024	2023
Current income tax provision (benefits)
Federal	$-	$-	$-
State	1,600	1,600	4,000
Foreign	-	-	83,100
	1,600	1,600	87,100
Deferred income tax provision (benefits)
Federal	-	-	-
State	-	-	-
Foreign	-	(277,000)	-
	-	(277,000)	-
Income tax provision (benefits)	$1,600	$(275,400)	$87,100

We applied ASU 2023-09 on a prospective basis. Accordingly, the disaggregation of rate reconciliation categories in the table below provide the disclosures required by ASU 2023-09 for the year ended December 31, 2025. The reconciliation of the U.S. federal statutory income tax rate to the 2025 effective income tax rate was as follows:

	For the years ended December 31, 2025
	Amount	%
Federal tax at statutory rate	$(7,200,700)	$21.0
State and local income taxes, net of federal effect* (a)	1,600	(0.0)
Change in valuation allowance	4,570,400	(13.3)
Non-taxable income or non-deductible expenses	0	(0.0)
Others	(200)	0.0
Foreign tax effects:
Singapore
Statutory income tax rate differential	327,900	(1.0)
Nondeductible Capital Loss	931,600	(2.7)
Change in Valuation Allowance	462,000	(1.3)
Cayman Islands
Statutory income tax rate differential	906,800	(2.6)
Other foreign jurisdictions	2,200	(0.0)
Income tax provision	$1,600	$(0.00)

Income tax expense (benefit)for the years ended December 31, 2024 and 2023 differed from the amounts computed by applying the U.S. federal income rate of 21% to pre-tax income as a result of the following:

	For the years ended December 31,
	2024	2023

Income tax benefits at statutory federal income tax rate	$(2,261,300)	$(976,100)
State tax expense, net of federal benefit	1,600	4,000
Foreign tax expenses (benefit)	(159,000)	54,700
Non-taxable income	(383,000)	(284,600)
Others	(14,830)	2,900
Impairment on long-term investments	131,530	-
Global intangible low tax income	-	173,700
Valuation allowance	2,409,600	1,112,500
Income tax provision (benefits)	$(275,400)	$87,100

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. INCOME TAXES (CONTINUED)

Temporary differences and carry-forwards that give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Current and prior year tax losses	$13,120,500	$8,168,900
Deferred interest expense	3,991,300	3,991,300
Basis in deductible goodwill	722,000	787,700
Deferred maintenance, bad debt allowance and other	210,000	210,000
Capital loss carryforward	4,000	-
Gross deferred tax assets	18,047,800	13,157,900
Valuation allowance	(18,047,800)	(13,157,900)
Deferred tax assets, net of valuation allowance	$-	$-

Reported as:

	December 31, 2025	December 31, 2024
Deferred tax assets	$18,047,800	$13,157,900
Valuation allowance	(18,047,800)	(13,157,900)
Net deferred tax assets	$-	$-

The accounting for deferred taxes requires an assessment of the realizability of deferred tax assets in each taxing jurisdiction, based on the weight of available positive and negative evidence. In evaluating the need for a valuation allowance, we considered factors among duration of current and cumulative financial reporting losses, future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years if carryback is permitted by the tax law, and feasible tax-planning strategies. Based on this analysis, as of December 31, 2025, the Company concluded that valuation allowances were required in all jurisdictions.

As of December 31, 2025, the Company had a full valuation allowance of $18,047,800 against its net deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences, for which realization cannot be considered more likely than not at this time. Recent negative operating result has caused the Company to be in a cumulative loss position as of December 31, 2025. As of December 31, 2024, the Company had a valuation allowance of 13,157,900.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

10. INCOME TAXES (CONTINUED)

The current year federal operating loss carryovers of $22,076,000 will be available to offset 80% of annual taxable income in future years. $3,155,700 of federal net operating loss carryovers may be carried forward through 2037 and the remaining $51,380,100 federal net operating loss carryovers may be carried forward indefinitely. The current year California operating loss carryovers of $400,000 will be available to offset taxable income in future years through 2042. As discussed below, the Company does not expect to utilize the net operating loss carryovers remaining at December 31, 2025 in future years.

In the ordinary course of business, the Company is subject to examination by tax authorities in various jurisdictions. With respect to U.S. federal and state income taxes, tax years since inception remain open to examination. For foreign jurisdictions, including but not limited to Singapore, in which the Company operates, tax years beginning on or after December 31, 2021 remain open to examination through the current year, subject to applicable statutes of limitations. As of the December 31, 2025, the Company is not under audit by any taxing authority in the jurisdictions in which it operates.

We applied ASU 2023-09 on a prospective basis. Accordingly, the income taxes paid/(refund) by jurisdiction (net of refunds received) below provide the disclosures required by ASU 2023-09 for the year ended December 31, 2025:

For the year ended December 31, 2025
US Federal	$-
US State - California	1,600
Foreign	-
Total income taxes paid (net of refunds received)	$1,600

On July 4, 2025, President Trump signed into law the reconciliation bill, commonly referred to as the One Big Beautiful Bill Act (“OBBBA”). The OBBBA introduces several changes to U.S. federal income tax law, such as suspending the capitalization and amortization of domestic research and development expenditures and reinstating bonus depreciation. It also modifies the deductions available for net controlled foreign corporation tested income (formerly referred to as “global intangible low-taxed income”) from non-U.S. subsidiaries and changes the limitations on deductible interest. The effective dates of the OBBBA provisions range from 2025 through 2027. We do not expect the OBBBA provisions to have a material impact on our consolidated financial statements.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

11. RELATED PARTIES

1) Nature of relationships with related parties

Name	Relationship with the Company
Yucheng Hu	Chairman of the Board of Directors and a shareholder of the Company
Quleduo	Over which the Company owned 25% equity interest

2) Transactions with related parties

For the year ended December 31, 2024, the Company made loans of $850,000 to Quleduo. Among the loans of $850,000, $300,000 of the loans bore interest rate of 8% per annum and remaining $550,000 of the loans were interest free. The loans were repayable in 12 months from the lending. The loans were made to support the operating activities of the equity investee.

For the year ended December 31, 2025, the Company collected repayment of $111,900 from Quleduo. For the years ended December 31, 2025 and 2024, the Company recognized interest income of $17,100 and $16,000, respectively.

3) Balances with related parties

As of December 31, 2025 and 2024, the Company had balances due from below related parties:

	December 31, 2025	December 31, 2024
Loans receivable - a related party
Quleduo (a)	$771,200	$866,000
Due to a related party
Yucheng Hu (b)	$6,200	$-

a.	As of December 31, 2025, the balance due from Quleduo was comprised of loan principal of $756,100 and interest receivable of $15,100. As of December 31, 2024, the balance due from Quleduo was comprised of loan principal of $850,000 and interest receivable of $16,000.
b.	As of December 31, 2025, the balance due to Yucheng Hu represented advance to the related party for daily operation purpose. The balance would be settled Yucheng Hu reimbursed expenses with the Company.

MEGA MATRIX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

12. COMMITMENTS AND CONTINGENCIES

In the ordinary course of the Company’s business, the Company may be subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company believes that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on the Company’s business, financial condition, liquidity or results of operations.

13. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on March 31, 2026. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than those disclosed in above.