Form 20-F/A
period 2025-12-31
Mega Matrix Inc
filed 2026-04-27
CIK 1953021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

 (Amendment No.1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (“Amendment No. 1”) amends our annual report for the fiscal year ended December 31, 2025, originally filed with the Securities and Exchange Commission (“SEC”) on April 16, 2026 (the “Original Filing”). Amendment No. 1 is being filed solely to correct a typographical error from “$101.6 million” to “$1.02 million” in the Original Filing under “Item 6 – B. Compensation.” Accordingly, the Company is restating in its entirety Item 6 – B. Compensation in this Amendment No. 1.

This Amendment No. 1 continues to speak as of the date of the Original Filing, and no attempt has been made in this Amendment No. 1 to modify or update disclosures in the Original Filing except as noted above. This Amendment No. 1 does not reflect events occurring after the Original Filing, and information not affected by the amendment remains unchanged and reflects the disclosure made at the time of the Original Filing except as noted above. In particular, any forward-looking statements included in this Amendment No. 1 represent management’s view as of the filing date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the Original Filing, including any amendments to those filings.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is also filing or furnishing the certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

i

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B. Compensation

In 2025, we paid an aggregate of $1.02 million in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

PART III

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum of Association and Articles of Association of Mega Matrix Inc. (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 6-K filed with the Commission on August 15, 2025).
2.1	Form of Warrant Certificate (Incorporated herein by reference to Exhibit 4.1 to MPU DE’s Report on Form 8-K filed with the Commission on January 18, 2024).
2.2	Form of Series A Common Stock Warrant (incorporated herein by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed with the Commission on August 5, 2024).
2.3	Form of Series B Common Stock Warrant (incorporated herein by reference to Exhibit 4.3 to the registrant’s Current Report on Form 8-K filed with the Commission on August 5, 2024).
2.4	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.4 to the registrant’s Current Report on Form 8-K filed with the Commission on August 5, 2024).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to the registrant’s annual report on Form 20-F filed with the Commission on March 28, 2025).
4.1	Form of Independent Director Agreement (Incorporated herein by reference to Exhibit 10.4 to MPU DE’s Report on Form 8-K filed with the Commission on October 1, 2021).
4.2+	Form of Employment Agreement (Incorporated herein by reference to Exhibit 10.5 to MPU DE’s Report on Form 8-K filed with the Commission on October 1, 2021).
4.3+	Amendment to Employment Agreement by and between AeroCentury Corp and Yucheng Hu, dated as of December 16, 2021 (Incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on December 17, 2021).
4.4	2021 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on January 3, 2022).
4.5	Form of Unit Subscription Agreement (Incorporated by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed on January 18, 2024).
4.6+	Form of Restricted Stock Unit Award Agreement under the 2021 Amended and Restated Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to MPU DE’s Report on Form 8-K filed on January 19, 2024).
4.7	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on May 14, 2024)
4.8	Form of Independent Director Agreement (incorporated herein by reference to Exhibit 10.2 to MPU DE’s Report on Form 8-K filed with the Commission on May 14, 2024).
4.9	Form of Share Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on May 9, 2024)
4.10	Form of Securities Purchase Agreement dated August 1, 2024 (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Report on Form 8-K filed with the Commission on August 5, 2024).
4.11	Form of Registration Rights Agreement, dated August 1, 2024 (incorporated herein by reference to Exhibit 10.2 to MPU DE’s Report on Form 8-K filed with the Commission on August 5, 2024).

4.12	Share Exchange Agreement dated August 15, 2024 (incorporated herein by reference to Exhibit 10.1 to MPU DE’s Current Report on Form 8-K filed with the Commission on August 16, 2024).
4.13	Form of Repurchase Agreement (incorporated herein by reference to Exhibit 4.1 to the registrant’s Current Report on Form 6-K filed with the Commission on December 11, 2024).
4.14	Form of Subscription Agreement (incorporated herein by reference to Exhibit 4.2 to the registrant’s Current Report on Form 6-K filed with the Commission on December 11, 2024).
4.15	Third Amended and Restated Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Form F-4, as amended, filed with the Commission on August 7, 2024).
4.16	At The Market Offering Agreement, dated February 18, 2025, by and between Mega Matrix Inc. and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 6-K filed with the Commission on February 18, 2025).
4.17	Form of Standard Indemnification Agreement (Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the Commission on June 30, 2025)
4.18	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 6-K filed with the Commission on July 25, 2025).
4.19	Master Purchase And Sale Agreement For Digital Assets With A1 Ltd (Incorporated by reference to Exhibit 10.1 to the Company’s Amendment No.1 to Form F-3 filed with the Commission on November 25, 2025)
4.20	Custody Agreement With Matrix Trust Company Limited (Incorporated by reference to Exhibit 10.2 to the Company’s Amendment No.1 to Form F-3 filed with the Commission on November 25, 2025)
8.1*	Subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the registrant’s annual report on Form 20-F filed with the Commission on March 28, 2025).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the registrant’s annual report on Form 20-F filed with the Commission on March 28, 2025).
12.1**	Certifications of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.
12.2**	Certifications of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
13.1**	Certifications of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act.
13.2**	Certifications of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.
15.1*	Consent of Audit Alliance LLP
97	Clawback Policy (incorporated by reference to Exhibit 97 to the MPU DE’s Form 10-K filed with the Commission on March 18, 2024)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+	Management contract or compensatory plan or arrangement.

*	Previously filed with the Original Filing.

**	File or Furnished, as applicable. herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer

Date: April 27 2026